     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 23, 1998



                                                      REGISTRATION NO. 333-48299

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                   SAUER INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

             DELAWARE                             3594                            36-3482074
 (State or other jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
  incorporation or organization)      Classification Code Number)            Identification No.)

                             2800 EAST 13TH STREET
                                AMES, IOWA 50010
                                 (515) 239-6000

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                              KENNETH D. MCCUSKEY
                            TREASURER AND SECRETARY
                                   SAUER INC.
                             2800 EAST 13TH STREET
                                AMES, IOWA 50010
                                 (515) 239-6364
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:


       LINDA C. QUINN, ESQ.             JAMES W. KAPP, JR., ESQ.        WILLIAM J. WILLIAMS, JR., ESQ.
       SHEARMAN & STERLING          SPENCER FANE BRITT & BROWNE LLP          SULLIVAN & CROMWELL
       599 LEXINGTON AVENUE          1000 WALNUT STREET, SUITE 1400            125 BROAD STREET
     NEW YORK, NY 10022-6069           KANSAS CITY, MO 64106-2140          NEW YORK, NY 10004-2498
          (212) 848-4000                     (816) 474-8100                     (212) 558-4000


                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                            ------------------------
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE
================================================================================


                                                             PROPOSED MAXIMUM       PROPOSED MAXIMUM
       TITLE OF EACH CLASS            AGGREGATE AMOUNT      AGGREGATE OFFERING         AGGREGATE              AMOUNT OF
  OF SECURITIES TO BE REGISTERED    TO BE REGISTERED(1)     PRICE PER UNIT(2)      OFFERING PRICE(2)       REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per
  share                              10,350,000 shares            $18.00              $186,300,000            $54,959(3)
                                                                                                              $40,209(3)
==============================================================================================================================



(1) Includes 1,350,000 shares of Common Stock which the U.S. Underwriters and Managers have options to purchase to cover over-allotments, if any. The shares of Common Stock are not being registered for the purpose of sales outside the United States.


(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457.


(3) Total registration fee equals $54,959, of which $14,750 was previously paid. The balance of $40,209 is being paid concurrently herewith.

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD, NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED APRIL 23, 1998


                                9,000,000 Shares


                               [SAUER INC. LOGO]
                                  Common Stock

                                ($.01 par value)

                               ------------------

Sauer Inc. is issuing and selling 3,000,000 shares of its Common Stock, $.01 par value (the "Common Stock"), and certain stockholders (the "Selling Stockholders") named herein under "Principal and Selling Stockholders" are selling 6,000,000 shares of Common Stock. Of the 9,000,000 shares of Common Stock being offered, 4,275,000 shares are initially being offered in the United
   States and Canada (the "U.S. Shares") by the U.S. Underwriters (the "U.S. Offering") and 4,275,000 shares are initially being concurrently offered in
 Germany and elsewhere outside the United States and Canada (the "International Shares") by the Managers (the "International Offering" and, together with the U.S. Offering, the "Combined Offering"). The final allocation of Common Stock between the U.S. Underwriters and the Managers may differ from the amounts set forth above. See "The Combined Offering." Shares of Common Stock are being reserved for sale to employees, directors and certain other persons associated with the Company at the initial public offering price. See "Underwriting." It is expected that such sales will not exceed 5% of the Common Stock to be offered in the Combined Offering. It is anticipated that the initial public offering price will be between $15.00 and $18.00 per share.



 The public offering price, the underwriting discounts and the commissions and concession and discount to dealers for the International Offering will be the same as in the U.S. Offering, except that purchasers will have the option to pay the public offering price of the International Shares at the Deutsche mark equivalent thereof. Prior to the Combined Offering, there has been no public market for the Common Stock. For information relating to the factors considered in determining the initial offering price to the public, see "The Combined Offering -- Determination of Offering Price" and "Underwriting." The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "SHS," subject to official notice of issuance, and application has been made for the Common Stock to be listed on the Frankfurt Stock Exchange under the symbol "SAR." Credit Suisse First Boston Aktiengesellschaft is acting as the sponsor for the application for listing on the Frankfurt Stock Exchange.



FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH
   AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS" BEGINNING ON PAGE 8
                                    HEREIN.



  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                                                 UNDERWRITING                             PROCEEDS TO
                                               PRICE TO          DISCOUNTS AND        PROCEEDS TO           SELLING
                                                PUBLIC            COMMISSIONS         COMPANY(1)         STOCKHOLDERS
                                           -----------------   -----------------   -----------------   -----------------
Per Share................................  $                   $                   $                   $
Total(2).................................  $                   $                   $                   $


(1) Before deduction of expenses payable by the Company estimated at $2,535,000.



(2) Klaus H. Murmann and K. Murmann & Co. KG, two of the Selling Stockholders, have granted the U.S. Underwriters and the Managers an option, exercisable by Credit Suisse First Boston Corporation for 30 days from the date of this Prospectus, to purchase a maximum of 1,350,000 additional shares of Common Stock to cover over-allotments, if any. If the option is exercised in full,
    the total Price to Public will be $          , Underwriting Discounts and
    Commissions will be $          , Proceeds to Company will be $          and
    Proceeds to Selling Stockholders will be $          .


                               Global Coordinator
                           CREDIT SUISSE FIRST BOSTON


     The U.S. Shares are offered by the several U.S. Underwriters when, as and if delivered to and accepted by the U.S. Underwriters and subject to their right to reject orders in whole or in part. It is expected that the U.S. Shares will
be ready for delivery on or about             , 1998, against payment in
immediately available funds.


CREDIT SUISSE FIRST BOSTON
                         SALOMON SMITH BARNEY
                                              DEUTSCHE MORGAN GRENFELL

                      Prospectus dated             , 1998

                        Sauer Inc. Farm Equipment Photo

     NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY UNDERWRITER THAT WOULD PERMIT A PUBLIC OFFERING OF THE SHARES OF COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN THE UNITED STATES AND GERMANY. PERSONS INTO WHOSE POSSESSION THIS PROSPECTUS COMES ARE REQUIRED BY THE COMPANY, THE SELLING STOCKHOLDERS AND THE UNDERWRITERS TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THE OFFERING OF THE SHARES OF COMMON STOCK AND THE DISTRIBUTION OF THIS PROSPECTUS.
                               ------------------


     CERTAIN OF THE INFORMATION CONTAINED IN THE "PROSPECTUS SUMMARY" AND IN "BUSINESS" CONCERNING THE DEFINITION, SIZE AND DEVELOPMENT OF THE VARIOUS PRODUCT MARKETS IN WHICH THE COMPANY PARTICIPATES, AND THE COMPANY'S GENERAL EXPECTATIONS CONCERNING THE DEVELOPMENT OF SUCH PRODUCT MARKETS, ARE BASED ON ESTIMATES PREPARED BY THE COMPANY USING DATA FROM VARIOUS SOURCES, WHICH DATA THE COMPANY HAS NO REASON TO BELIEVE ARE UNRELIABLE, AND ON ASSUMPTIONS MADE BY THE COMPANY, BASED ON SUCH DATA AND ITS KNOWLEDGE OF THE RELEVANT INDUSTRIES, WHICH THE COMPANY BELIEVES TO BE REASONABLE. WHILE THE COMPANY IS NOT AWARE OF ANY MISSTATEMENTS CONTAINED IN THESE SECTIONS, THE COMPANY'S ESTIMATES, IN PARTICULAR AS THEY RELATE TO THE COMPANY'S GENERAL EXPECTATIONS CONCERNING THE PRODUCT MARKETS IN WHICH THE COMPANY PARTICIPATES, INVOLVE RISKS AND UNCERTAINTIES AND ARE SUBJECT TO CHANGE BASED ON VARIOUS FACTORS, INCLUDING THOSE DISCUSSED UNDER THE CAPTION "RISK FACTORS" IN THIS PROSPECTUS.



     DATA CONTAINED IN THIS PROSPECTUS UNDER "PROSPECTUS SUMMARY," "BUSINESS" AND "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" RELATING TO THE COMPANY'S SALES BY MARKET APPLICATION AND RELATED MARKET SHARE DATA HAVE BEEN DERIVED FROM INTERNAL MANAGEMENT SOURCES. THE DEVELOPMENT OF THESE DATA REQUIRES JUDGMENTS AS TO THE DEFINITION OF PRODUCT CATEGORIES AND THE ALLOCATION OF SALES TO PARTICULAR CATEGORIES. THESE DATA ARE NOT DERIVED FROM THE COMPANY'S ACCOUNTING RECORDS AND ARE NOT SUBJECT TO THE CONTROLS PRESENT IN THE COMPANY'S ACCOUNTING SYSTEM. HOWEVER, MANAGEMENT BELIEVES THAT THESE DATA HAVE BEEN DEVELOPED ON A REASONABLE BASIS AND ACCURATELY REPRESENT THE COMPANY'S SALES BY PRODUCT CATEGORY IN ALL MATERIAL RESPECTS.


     BRAND NAMES AND TRADEMARKS APPEARING IN THIS PROSPECTUS ARE THE PROPERTY OF THEIR HOLDERS.
                               ------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SHARES OF COMMON STOCK OFFERED HEREBY, INCLUDING OVER-ALLOTMENTS, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements (including the notes thereto) appearing elsewhere in this Prospectus. As used herein, "Sauer" and "Company" refer to Sauer Inc. and its consolidated subsidiaries. Unless otherwise indicated, the information in this Prospectus does not give effect to the exercise of the over-allotment option. All share and per share data contained in this Prospectus have been adjusted for a 12,500-for-1 stock split effective on April 22, 1998.


     Certain information contained in this summary and elsewhere in this Prospectus, including information with respect to the Company's plans and strategy for its business, outlook, capital expenditure program and new products, consists of forward-looking statements that involve risks and uncertainties. For a discussion of important factors that could cause actual results to differ materially from the forward-looking statements contained herein, see "Risk Factors."

                                  THE COMPANY

     Sauer is a worldwide leader in the design, manufacture and sale of highly engineered hydraulic systems and components ("mobile hydraulics") for use primarily in demanding applications of off-highway mobile equipment. Sauer's products include hydrostatic transmissions, open circuit piston pumps, gear pumps and motors, valves, mechanical gear boxes and controls. Sauer is the worldwide leader in hydrostatic transmissions, with an estimated 35% share (based on sales) of the world market. In addition, Sauer is a world leader in the production of gear pumps and motors, with both special designs and a standard range of high performance units.


     Mobile hydraulics are used in two critical vehicle systems: propulsion drive systems, which transmit and control power for the propulsion of a vehicle, and work function systems, which provide power for the work performed by the vehicle. The function of mobile hydraulics is to transmit power from an engine, diesel or gasoline fueled, to the location on the vehicle where it is required (i.e., the propulsion or work function). Mobile hydraulics offer greater flexibility of layout, more compact design, a higher performance-to-weight ratio and greater productivity and reliability than other forms of motion control, such as mechanical or electrical systems.


     The Company is a leader in the design and manufacture of high performance mobile hydraulics components and has the ability to bring these components together in a total vehicle system using electronic sensors and microprocessor controls programmed with the Company's proprietary software. Increasingly, the propulsion and work function systems are being integrated with all other elements of vehicle performance, including engine management and safety and data gathering for productivity and maintenance, to achieve optimum vehicle performance. Customers are looking to consolidate their supplier base, devote their engineering resources to overall vehicle design and use a supplier's expertise to design and supply hydraulic systems to achieve the vehicle's performance objective. Because the components and systems supplied by Sauer are usually the most technically advanced and highest value products on a vehicle (excluding the engine), the Company is in a leading position to be selected by customers as a key supplier and systems integrator. To meet the full range of vehicle propulsion and work function demands, Sauer is increasingly working with customers, suppliers and other component manufacturers to develop total hydraulic systems, including braking, steering, cooling and an overall microprocessor control system. Sauer's strong market position, technology leadership and systems expertise have led to, and are expected to continue to lead to, close working relationships with its customers.

     Sauer sells to original equipment manufacturers ("OEMs") of off-highway mobile equipment, including agricultural, construction, turf care, road building and maintenance, material handling and oil field equipment. The Company's principal OEM customers include AGCO Corp, Bomag GmbH, Case Corp., Caterpillar Inc., Claas KGaA, Deere & Company, Ingersoll-Rand Company and its Melroe unit, JCB Ltd., Liebherr GmbH, New Holland N.V., Svedala Industri AB and its Dynapac Division and the Toro Company, most of which are customers in both North America and Europe. Sauer sells its products directly to OEMs in North America, Europe and Asia and through approximately 80 independent distributors. Sauer also sells its products in

Europe through sales subsidiaries in Belgium, France, Holland, Italy, Slovakia, Spain, Sweden and the United Kingdom. With 13 manufacturing facilities in the United States, Europe and China, the Company can adapt its products to local market needs and has significant flexibility to meet customer delivery requirements. In addition, Sauer licenses its hydrostatic transmission technology to manufacturers that operate in Brazil, India and Japan.

                               INDUSTRY OVERVIEW


     The United States, Europe and Japan are the primary markets in which mobile hydraulic products are manufactured and sold. Over 80% of such products are produced and incorporated into vehicles manufactured in these three regions. International competition is primarily between large U.S. and German suppliers. Historically Japanese companies have licensed mobile hydraulic technology from U.S. and German companies and have focused almost exclusively on the East Asian market.



     Sales of the Company's products and systems have grown at a faster rate than the underlying mobile hydraulic markets. The Company's revenues have grown at a compound annual growth rate over a five-year and ten-year period of 22.0% and 12.9%, respectively, in the United States, 6.5% and 2.5%, respectively, in Europe (or 9.0% and 2.8%, respectively, excluding exchange rate effects), and 15.3% and 7.9%, respectively, in total. In the United States, as reported by the National Fluid Power Association ("NFPA"), the five-year and ten-year compound annual growth rates for mobile hydraulics have been 17.3% and 8.9%, respectively. In Europe, as reported by the European Committee for Oil Hydraulic & Pneumatic Transmission ("CETOP"), the rates have been 6.9% and 2.9%, respectively. The CETOP data are for both mobile and industrial hydraulic production. The Company believes that in Europe the mobile hydraulic market is growing somewhat faster than the industrial hydraulic market. The Company expects overall market growth rates to increase somewhat in Europe while moderating in the United States.


                                GROWTH STRATEGY


     Sauer's strategy is to be the technology leader, market leader and total quality leader in the manufacture and supply of components and systems to transmit and control hydraulic power in mobile equipment in major world markets, although no assurance can be given that Sauer's efforts to become the technology leader, market leader and total quality leader in the manufacture and supply of such components and systems will be successful. Sauer competes based on technological product innovation, quality and customer service. The key components of Sauer's growth strategy are as follows:


        Enhance Product Offering and Expand Content on Existing Vehicles. Sauer has concentrated on significantly broadening and enhancing its product offering. The Company's broader product line, including integrated solutions utilizing microprocessor controls, provides a more complete range of choice to the Company's OEM customers. Sauer intends to achieve significant growth by increasing its sales content per vehicle to existing customers.


        Expand into New Mobile Hydraulic Vehicle Applications. Sauer plans to develop mobile hydraulic products to enter into new vehicle markets, such as industrial forklift trucks and agricultural and industrial tractors, where hydrostatic transmissions have not been widely used; however, there can be no assurance that Sauer will be successful in developing products for any of these markets. The application of the Company's hydrostatic technology to previously untapped markets represents a significant future growth opportunity for the Company.


        Capitalize on Global Presence; Build Asian Presence. Sauer is committed to being a global company in order to serve the needs of its global customers. The Company's customers manufacture and sell their products throughout the world and require convenient access to their suppliers' products and services. To meet this requirement, the Company has modern manufacturing facilities in the United States and Europe and a network of sales companies, licensees, distributors and authorized service center locations around the world. The Company's presence in Asia is currently limited. To expand its presence in the East Asian market, the Company has recently established both a new manufacturing facility and sales office in China.

        Improve Gross Margins Through Operating Effectiveness and Lower
        Costs. The Company intends to improve margins by reducing overhead costs, improving worker productivity, shortening production cycle times and rationalizing its product mix. The Company is expanding and equipping existing facilities and building new manufacturing facilities to increase production capacity for new and existing products and to enhance production efficiencies. For example, a portion of the Company's 1998-2000 capital expenditures will be used to upgrade machine tools to reduce tool changeover times and improve machining tolerances, which will improve product quality and reduce production times. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and
        "Business -- Manufacturing." The major expansion of investment in Slovakia, where total employment cost is approximately 15% of that in Germany, will also improve margins in Europe. In addition, the Company believes that the most important contribution to cost reduction comes from investment in a skilled workforce able to adapt to new technology and equipment.



        Make Selective Acquisitions. Sauer may make selective acquisitions that broaden the products and systems offered by the Company and enhance Sauer's technological leadership, although no assurance can be given that any acquisitions will be made or that, if made, any acquisition will broaden the products offered by the Company or enhance its technological position. In particular, Sauer seeks to take advantage of the consolidation occurring in the electrohydraulics industry. Such acquisitions are likely to involve smaller niche or regional companies, and could also include larger acquisitions.


                            HISTORY AND ORGANIZATION


     Sauer and its predecessor organizations have been active in the mobile hydraulics industry since the 1960s. Established in 1987, the Company combined the business of Sauer Getriebe AG ("Sauer Getriebe") in Europe and Sundstrand Hydraulic Power Systems in North America. A predecessor to Sauer Getriebe was founded in Germany in 1884. Sundstrand was founded in 1905 in the United States and established its Hydro Transmission division in 1964. In 1967, Sauer Getriebe, which was owned by Klaus H. Murmann, became a licensee of Sundstrand to manufacture and sell hydrostatic transmissions in Europe. Recognizing the need to serve their OEM customers on a more global basis, Sauer Getriebe and Sundstrand combined their non-U.S. and U.S. mobile hydraulics transmission businesses in an equal joint venture in 1987. In 1989, the Murmann family and certain of the Company's executive officers bought Sundstrand's interest in the joint venture. As a result of that transaction and a related restructuring in 1990, Sauer Inc. became the holding company for its operations. The Company's United States operations are conducted through Sauer-Sundstrand Company (the "U.S. Operating Company"), a wholly owned subsidiary of Sauer Inc., and the Company's German operations are conducted through Sauer-Sundstrand GmbH & Co., a German partnership (the "German Operating Company"), of which Sauer Inc. is a general partner and 80% owner.



     Upon completion of the Combined Offering, the Murmann family will own approximately 56.7% of the outstanding Common Stock of the Company (or 51.7% if the U.S. Underwriters' and Managers' over-allotment option is exercised in full). See "Principal and Selling Stockholders" and "Description of Capital Stock." The Murmann family also owns separate limited partnership interests in the German Operating Company. Under the limited partnership agreement, the German Operating Company is required to make an annual cash payment to the limited partners of 8.5% (7.6% pro forma for the Combined Offering) of the Company's consolidated income before taxes and before the Murmann family's limited partnership interests. See "Relationship with Principal
Stockholder -- Murmann Family Limited Partnership Interests in the German Operating Company."


     The Company was incorporated under the name Sundstrand Venture Company in Delaware on September 25, 1986. On January 22, 1990, the Company changed its name to Sauer Inc. The Company's dual executive offices are located at 2800 East 13th Street, Ames, Iowa 50010, telephone number (515) 239-6000, and at Krokamp 35, 24539 Neumunster, Federal Republic of Germany, telephone number 011-49-4321-871-0.

                             THE COMBINED OFFERING

Common Stock Offered:


  U.S. Offering.......................      4,275,000 Shares(1)(2)



  International Offering..............      4,275,000 Shares(1)(2)



  Employee Offering...................        450,000 Shares
                             ---------------------------------------------------

     Total............................      9,000,000 Shares(1)
                           =====================================================

  Offered by the Company..............      3,000,000 Shares



  Offered by the Selling
Stockholders..........................      6,000,000 Shares(1)



     Total............................      9,000,000 Shares(1)
                           =====================================================

Outstanding after the Combined
Offering..............................     27,225,000 Shares



New York Stock Exchange symbol........     SHS





Proposed Frankfurt Stock Exchange
symbol................................     SAR



Use of Proceeds.......................     For general corporate purposes,
                                           including repayment of approximately
                                           $15.4 million of indebtedness
                                           incurred in the acquisition, expected
                                           to be consummated on May 1, 1998,
                                           prior to the Combined Offering, of
                                           the real estate and building for the
                                           Company's main facility in Germany
                                           currently owned by and leased from
                                           the Murmann family, repayment of
                                           $15.0 million of long-term
                                           indebtedness of Sauer and funding of
                                           a portion of the Company's 1998-2000
                                           capital expenditure program. Pending
                                           such application, the net proceeds
                                           will be used to reduce approximately
                                           $14.0 million of short-term
                                           indebtedness. The Company will not
                                           receive any proceeds from the sale of
                                           Common Stock by the Selling
                                           Stockholders.



Dividend Policy.......................     The Company currently intends to pay
                                           regular quarterly cash dividends of
                                           $.07 on its Common Stock subject to
                                           declaration by the Company's Board of
                                           Directors. See "Dividend Policy."



                                           Certain debt instruments to which the
                                           Company or its subsidiaries are
                                           parties restrict the ability of the
                                           Company or its subsidiaries to pay
                                           dividends or redeem or repurchase
                                           capital stock. See "Management's
                                           Discussion and Analysis of Financial
                                           Condition and Results of
                                           Operations -- Liquidity and Capital
                                           Resources" and "Description of
                                           Capital Stock -- Limitations on
                                           Dividends and Other Financial
                                           Restrictions on the Company and its
                                           Subsidiaries."


Controlling Stockholder...............     For information regarding the
                                           Company's controlling stockholder,
                                           see "Relationship with Principal
                                           Stockholder."
---------------

(1) Excludes the 1,350,000 shares of Common Stock that may be purchased from Klaus H. Murmann and K. Murmann & Co. KG pursuant to the over-allotment option.


(2) The final allocation of Common Stock between the U.S. Offering and the International Offering may differ from the initial allocation set forth above.

     For additional information concerning the Combined Offering, including information relating to the determination of the initial public offering price, see "The Combined Offering."

                                  RISK FACTORS

     Prospective investors should consider all the information contained in this Prospectus before making an investment in the Common Stock. In particular, prospective investors should consider carefully the factors discussed under "Risk Factors."

                             SUMMARY FINANCIAL DATA

     The following summary consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements, including the notes thereto, appearing elsewhere in this Prospectus.


                                                                  YEARS ENDED DECEMBER 31,
                                                    ----------------------------------------------------
                                                      1993       1994       1995       1996       1997
                                                    --------   --------   --------   --------   --------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF INCOME AND LOSS DATA
Net sales.........................................  $274,492   $362,482   $446,774   $467,566   $535,173
Cost of sales.....................................   219,189    274,206    336,700    354,034    404,065
Selling, general and administrative expense.......    38,046     43,934     48,128     51,856     52,575
Research and development expense..................    14,573     16,068     18,796     20,505     20,655
                                                    --------   --------   --------   --------   --------
Operating income..................................     2,684     28,274     43,150     41,171     57,878
Income (loss) before income taxes and minority
  interest........................................    (4,387)    23,103     38,209     35,784     51,565
Net income (loss).................................  $ (6,818)  $ 11,374   $ 26,580   $ 18,898   $ 27,129
                                                    ========   ========   ========   ========   ========
Basic and diluted net income (loss) per common
  share...........................................  $   (.30)  $    .47   $   1.10   $    .78   $   1.12
                                                    ========   ========   ========   ========   ========
Pro forma basic and diluted net income per common
  share(1)........................................                                              $   1.10
                                                                                                ========
Basic and diluted weighted average common shares
  outstanding.....................................    22,725     24,050     24,187     24,225     24,225
                                                    ========   ========   ========   ========   ========
OTHER DATA
Backlog (at year-end).............................  $100,700   $187,400   $235,600   $227,000   $277,500
Capital expenditures..............................    13,334     21,350     45,689     56,284     66,750
Depreciation and amortization.....................    16,557     18,204     19,898     24,830     25,835
EBITDA(2).........................................    18,312     42,545     58,317     59,930     76,515
Cash flows from (used in):
  Operating activities............................    25,391     40,904     36,694     47,670     42,744
  Investing activities............................   (12,978)   (21,048)   (45,544)   (56,198)   (70,311)
  Financing activities............................   (12,857)   (13,543)    13,235      9,268     23,351



                                                               AS OF DECEMBER 31, 1997
                                                              --------------------------
                                                               ACTUAL     AS ADJUSTED(3)
                                                              --------    --------------
BALANCE SHEET DATA
Total assets................................................  $390,903       $408,591
Current liabilities.........................................   139,302        127,030
Long-term debt..............................................    75,198         66,468
Stockholders' equity........................................    85,301        123,919


---------------

(1) Pro forma basic and diluted net income per share is computed based upon: (i) pro forma net income which gives effect to the elimination of interest expense, net of income tax and minority interest, related to $15.0 million of long-term indebtedness and (ii) the basic and diluted weighted average common shares outstanding, as adjusted to reflect the sale by the Company of 909,091 shares of Common Stock offered by it hereby and the application of the net proceeds therefrom to repay $15.0 million of long-term indebtedness as described in "Use of Proceeds."

(2) EBITDA for any relevant period presented above represents net income (loss), plus provision for income taxes and net interest expense, plus depreciation and amortization. EBITDA may not be comparable to similarly titled measures reported by other companies. While EBITDA should not be construed as a substitute for operating income or a better indicator of liquidity than cash flow from operating activities, which is determined in accordance with generally accepted accounting principles, it is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditures and working capital requirements. EBITDA is not necessarily a measure of the Company's ability to fund its cash needs, and its discretionary use of EBITDA will be subject to the Company's future cash needs relating to its capital expenditures, working capital requirements, future debt service requirements and dividend payments. See the Company's Consolidated Financial Statements and the related notes thereto appearing elsewhere in this Prospectus.



(3) As adjusted to give effect to the issuance of 3,000,000 shares of Common Stock in the Combined Offering (assuming an initial public offering price of $16.50 per share and after deducting the estimated expenses of the Combined Offering payable by the Company, including underwriting commissions on the Common Stock sold by the Company) and the application of the net proceeds therefrom to reduce approximately $14.0 million of short-term and $15.0 million of long-term indebtedness. Additionally, the application of the net proceeds therefrom will be utilized to repay indebtedness incurred in connection with the acquisition of the German facility, expected to be consummated on May 1, 1998 prior to the Combined Offering. In connection with the acquisition of the German facility, "As adjusted" gives effect to recording: (i) approximately $17.7 million for the German facility at the seller's historical cost basis, (ii) the mortgage of approximately $8.0 million at its carrying value and (iii) a reduction in additional paid-in capital of approximately $5.8 million for the difference between the appraised value and the seller's historical cost basis in the German facility.



    RECENT DEVELOPMENTS



     Based on preliminary, unaudited data for the three-month period ended March 29, 1998, the Company expects to report net sales of $152.9 million and net income of $6.5 million. Net sales of $152.9 million increased by $17.0 million, or 12.5%, from first quarter 1997 net sales of $135.9 million. Net sales increased by 15.0% excluding the impact of currency fluctuation. Compared to the first quarter of 1997, North American sales increased by 17.7% and European sales increased by 4.2%, or 10.6% excluding the impact of currency fluctuation. East Asian sales decreased by $3.1 million, or 55.7%.



     Operating margins for first quarter 1998 were down compared to first quarter 1997 for both North America and Europe. Operating margins were adversely affected by the significant investments being made in engineering, research and development and manufacturing processes and capacity, including the move of the Minneapolis operations and construction of the Lawrence plant.



     Net income for first quarter 1998 of $6.5 million decreased by $1.4 million, or 17.7%, from first quarter 1997 net income of $7.9 million. In addition to the impact of the lower operating margins, net income was also impacted by an increase in interest expense of $.9 million. North American first quarter 1998 net income of $6.5 million decreased by $.5 million, or 7.1%, from first quarter 1997 net income of $7.0 million. European first quarter 1998 net income of $1.7 million decreased by $1.7 million, or 50%, from first quarter 1997 net income of $3.4 million.

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a significant degree of risk. Prospective investors should consider carefully the following factors, together with the other information contained in this Prospectus, in evaluating whether to purchase the Common Stock.

COMPETITION

     The mobile hydraulics industry is intensely competitive, with competition principally based on breadth of product offerings, systems capability, product performance, quality, price, durability and availability of skilled aftermarket support. There are a relatively small number of competitors, usually divisions of large companies such as Mannesmann (Rexroth division), Eaton, Aeroquip-Vickers, Linde AG and Parker Hannifin, that offer broad product ranges across international markets. In addition, the Company competes with a large number of smaller companies that typically offer a single, specialized product on a more limited geographic basis. Certain of the Company's competitors have greater financial and other resources and may have lower cost structures than the Company and can thus better withstand adverse economic or market conditions. Companies not currently in direct competition with the Company may introduce competing products in the future. For example, the Company may face competition from current and prospective OEM customers, who evaluate the Company's products against the merits of manufacturing components internally. To remain competitive, the Company must continue to make capital and operational expenditures, invest in research and development, maintain and enhance quality levels, deliver finished products on a reliable basis and compete favorably on the basis of price. Failure of the Company to continue to compete effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

PRICING AND COMPETITIVE PRESSURES FROM OEM CUSTOMERS


     Approximately 70% of the Company's sales are directly to OEM customers. Increasingly, OEM customers are seeking to use their positions as volume purchasers in the mobile hydraulics market to obtain preferential pricing and to obtain substantial quality assurance protection from suppliers. To remain competitive with others selling to these OEMs, the Company will continue to face significant limitations on its ability to raise and, in some cases, maintain current price levels on sales to such customers. In addition, the Company expects that additional capital and operating expenditures will be required to meet the enhanced quality assurance protection its OEM customers require. These developments could have a significant impact on the Company's operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


CYCLICALITY; RISKS ASSOCIATED WITH GENERAL ECONOMIC CONDITIONS

     The capital goods industry in general and the mobile hydraulics industry in particular are subject to economic cycles. Cyclical downturns have in the past had and could in the future have a material adverse effect on the demand for the Company's products and, consequently, on the Company's business, financial condition and results of operations. Demand for the Company's products is dependent upon the general condition of the off-highway mobile equipment industry which may be affected by numerous factors, including levels of construction activity, weather conditions and interest rates. The Company's results of operations are also subject to price competition and the cost of supplies and labor, both of which are affected by general economic conditions. The Company derives substantial sales from cyclical industries, including the turf care, material handling, construction and agricultural equipment industries. Periods of economic recession in the United States or Europe or any other major industrial market could cause a substantial decrease in the Company's net sales and have a material adverse effect on the Company's business, financial condition and results of operations. Currently, markets in the East Asia region in which the Company does business are experiencing an economic disruption. In 1997, the Company had sales of $15.5 million in East Asia or 3.0% of the Company's total revenues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Other
Matters -- Asian Crisis Impact."

RISKS RELATING TO GROWTH STRATEGY

     A key element of the Company's growth strategy is its continued success in developing new, enhanced hydraulic systems and components for its existing markets and new applications of its technology to new market segments. The Company may not be successful in developing these new products, or such products may not compete successfully in the market.

     In pursuing its growth strategy, the Company intends to expand its presence in existing markets and to enter new product markets, both of which will require significant increases in manufacturing capacity and research, engineering and development efforts. The Company has commenced an expansion program requiring capital expenditures to construct new facilities and expand existing operations. The expansion program may take longer or require more capital than is currently planned. The Company may finance these capital expenditures from cash flow from operations, bank or institutional borrowings or the issuance of equity or debt securities. The Company may not be able to obtain such financing or, if available, such financing may not be on terms acceptable to the Company.

     The Company's expansion program and product development efforts are expected to require significant expenditures in advance of anticipated revenues. This may have a negative effect on the Company's operating results until such time as these expenses are offset by increased revenues.

DEPENDENCE ON SKILLED PERSONNEL

     The Company's future operating results and its development of new technologies and products depend to a significant degree upon the continued contribution of its technical, engineering and research personnel and skilled labor force. This segment of the labor market in the United States and in the United Kingdom is currently experiencing very tight supply conditions. The Company competes for qualified technical, engineering and research personnel with numerous other employers, some of which have greater financial and other resources than the Company. The Company's continued success depends on its ability to attract and retain a skilled labor force at all its facilities. While the Company has been successful in attracting and retaining skilled employees in the past, the Company may not continue to be successful in attracting or retaining the personnel it requires to develop, manufacture and market its products and expand its operations in the future.


INTERNATIONAL SALES; CURRENCY FLUCTUATIONS AND INVESTMENTS IN EMERGING MARKETS


     In 1997, approximately 62% of the Company's net sales were generated in U.S. dollars, 37% in European currencies and 1% in Chinese currency. The Company expects that sales outside the United States will continue to account for a significant portion of its net sales in future periods. International sales are subject to various risks, including the impact of possible recessionary environments in various economies, unexpected changes in regulatory requirements, tariffs and other trade barriers, potentially adverse tax consequences, trade or currency restrictions and, particularly in emerging economies, potential political and economic instability and regional conflicts. Any or all of these factors could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     In 1997, approximately 38% of the Company's sales were made in currencies other than the U.S. dollar, including 20% in Deutsche marks, 9% in British pounds and 3% in Italian lira. The Company's financial statements, which are presented in U.S. dollars, can be impacted by foreign exchange fluctuations through both translation risk and transaction risk. Translation risk is the risk that the financial statements of the Company for a particular period or as of a certain date are affected by changes in the exchange rates that are used to translate the financial statements of the Company's foreign operations from foreign currency into U.S. dollars. Transaction risk is the risk of the Company receiving its sales proceeds or holding its assets in a currency different from that in which it pays its expenses and holds its liabilities. Transaction gains and losses have not been significant given the Company's balanced global manufacturing presence. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Impact of Currency Fluctuations."

     Since 1995, the Company has made substantial investments in two facilities in Slovakia and has entered into a joint venture in Shanghai, China. Operations in emerging economies such as Slovakia and China often are subject to numerous risks and uncertainties, including political, economic and legal risks such as unexpected changes in regulatory requirements, taxes, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, foreign exchange controls that restrict or prohibit repatriation of funds, and technology export and import restrictions or prohibitions. The success of market reforms undertaken in these countries is also uncertain, and further economic and political instability may occur. Legal systems in emerging economies have limited experience with commercial transactions between private parties. The extent to which contractual obligations will be honored and enforced is uncertain.

CONCENTRATION OF SUPPLIERS

     As part of the Company's strategy to cut costs, the Company looks to concentrate its purchases to fewer suppliers. The Company believes this move to a more limited number of suppliers results in closer working and technical relationships with its suppliers that contribute to advances in technology. In addition, these suppliers, as a result of the increased volume of the Company's purchases, are expected to provide more efficient and reliable service and more competitive prices when selected as the single supplier. While this reliance on a reduced number of suppliers has not in the past resulted in any disruption in deliveries of supplies that materially affected the Company's business or results of operations, in the future one or more of the Company's suppliers' operations could be disrupted or a supplier could decide to discontinue supplying the Company, in which case the Company's operations or operating results could be adversely affected. Although the Company believes that in such case it would be able to find an acceptable replacement supplier, it may take time to find a new supplier and for such supplier to provide the needed material. The new supplier may not provide financial terms or services as advantageous as the replaced supplier.

TECHNOLOGICAL CHANGE

     The hydraulic industry and markets for component parts of mobile hydraulics are subject to technological change, evolving industry standards, changing customer requirements and improvements in and expansion of product offerings. Although the Company believes that it has the technological capabilities to remain competitive, technological advances or developments by competitors or others could result in the Company making significant capital expenditures in order to remain competitive and to avoid material adverse effects on its business, financial condition and results of operations.

CONCENTRATION OF OWNERSHIP OF THE COMPANY; MURMANN FAMILY'S LIMITED PARTNERSHIP INTERESTS


     Upon completion of the Combined Offering, the Murmann family, the Company's principal stockholders, will own approximately 56.7% of the outstanding Common Stock of the Company (or 51.7% if the over-allotment option is exercised in full). See "Relationship with Principal Stockholder." Accordingly, persons purchasing Common Stock in the Combined Offering will not, either alone or acting collectively, be able to elect any members of the Company's Board of Directors or control any corporate actions.



     The Murmann family also owns limited partnership interests in the German Operating Company. Pursuant to the limited partnership agreement, the consent of the limited partners is required for the German Operating Company to take certain actions. In addition, under the limited partnership agreement, the German Operating Company is required to make an annual cash payment to the limited partners of 8.5% (7.6% pro forma for the Combined Offering) of the Company's consolidated income before taxes and before the Murmann family's limited partnership interests. See "Relationship with Principal
Stockholder -- Murmann Family Limited Partnership Interests in the German Operating Company."



ASIAN ECONOMIC CRISIS



     The Company has a 60% interest in a joint venture located in Shanghai, China and makes export sales into Asia. Several countries in Asia are experiencing a severe economic crisis, which will affect the joint venture business and export sales. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Other Matters -- Asian Crisis Impact." In addition, the Asian crisis may have an impact on sales of the Company's customers in Asia, which could adversely impact the Company's sales. The Company does not expect the impact of the Asian crisis on its joint venture business, export sales and sales to customers, individually or in the aggregate, to have a material adverse effect on its financial condition or results of operations, although there can be no assurance in this regard.



LIABILITIES RELATED TO NEUMUNSTER FACILITIES



     The German Operating Company has leased its principal facilities from Sauer GmbH & Co. Hydraulik KG ("Sauer Hydraulik"), which is wholly owned by the Murmann family. Effective May 1, 1998, the Company will purchase such facilities from Sauer Hydraulik. See "Use of Proceeds." Pursuant to the purchase agreement and the lease, the German Operating Company is, and will continue to be, obligated to fully indemnify Sauer Hydraulik against all liabilities incurred in connection with the premises and the conduct of the business, including environmental liabilities, and is responsible for all environmental damages to the premises, including the cost of clean-up of such damages, regardless of whether the liabilities or damages were incurred by, or result from the use of, a previous owner of the facilities. The Company does not believe that these liabilities under the purchase agreement and the lease will have a material adverse effect on its business, results of operations or financial condition, although there can be no assurance in this regard. See "Business -- Environmental Matters."


NO PRIOR TRADING MARKET FOR COMMON STOCK


     Prior to the Combined Offering, there has been no public market for the Common Stock. Although the Common Stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, and application has been made for the Common Stock to be listed on the Frankfurt Stock Exchange, an active trading market may not develop or be sustained either in the United States or in Germany after the Combined Offering. The initial public offering price will be negotiated among the Company, the representatives of the Selling Stockholders and the representatives of the Underwriters and may not be indicative of prices that will prevail in the trading market after the Combined Offering, and the market price of shares of Common Stock after the Combined Offering might fall below the initial public offering price. See "The Combined Offering -- Determination of Offering Price" and "Underwriting" for a discussion of factors to be used to determine the initial public offering price.


DILUTION

     Purchasers of the shares of Common Stock offered hereby will experience immediate dilution in the net tangible book value per share. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE

     Subject to applicable United States federal securities laws and the agreement described below, after completion of the Combined Offering, the Murmann family and management may sell or distribute any and all of the shares of Common Stock they own. Sales or distribution by the Murmann family or management of substantial amounts of Common Stock, or the perception that such sales or distribution could occur, could adversely affect the prevailing market price for the Common Stock. The Murmann family has advised the Company that its current intent is to continue to hold at least 50.1% of the Common Stock outstanding following the Combined Offering. However, the Murmann family is not subject to any contractual obligation to retain any shares of Common Stock, except that the Murmann family, as well as members of management, have agreed not to sell or otherwise dispose of any shares of the Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Credit Suisse First Boston Corporation, as representative of the U.S. Underwriters and Managers, subject to certain exceptions. The Company has agreed to register shares held by the Murmann family for future sales from time to time upon request. See "Shares Eligible for Future Sale" and "Underwriting."

ANTI-TAKEOVER PROVISIONS


     Certain provisions of the Company's Restated Certificate of Incorporation and By-Laws may render more difficult or have the effect of discouraging unsolicited takeover bids from third parties or the removal of incumbent management of the Company. See "Description of Capital Stock -- Certain Provisions of the Restated Certificate of Incorporation and By-Laws That May Have an Anti-Takeover Effect." Although such provisions do not have a substantial practical significance to investors while the Principal Stockholder controls the Company, such provisions could have the effect of depriving stockholders of an opportunity to sell their shares at a premium over prevailing market prices should the Principal Stockholder's voting power decrease to less than 50%. In addition, certain of the Company's and its subsidiaries' credit agreements contain default provisions with respect to certain changes in control of Sauer. See "Description of Capital Stock -- Limitations on Dividends and Other Financial Restrictions on the Company and its Subsidiaries."

                             THE COMBINED OFFERING

GENERAL


     Of the 9,000,000 shares of Common Stock being sold in the Combined Offering, the Company is issuing and selling 3,000,000 shares of Common Stock and the Selling Stockholders are selling 6,000,000 shares of Common Stock. In addition, Klaus H. Murmann and K. Murmann & Co. K.G. have granted the Underwriters and Managers an option to purchase up to an aggregate of 1,350,000 additional shares of Common Stock at the initial public offering price less underwriting discounts and commissions for the purpose of covering over-allotments, if any. Upon completion of the Combined Offering, the Murmann family will own approximately 56.7% of the outstanding Common Stock (or 51.7% if the over-allotment option is exercised in full). See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of the Common Stock by the Selling Stockholders.


     The Common Stock is being offered by the U.S. Underwriters in the U.S. Offering and by the Managers in the International Offering.


     The U.S. Underwriters and Managers have reserved for sale, at the initial public offering price, up to 450,000 shares of Common Stock (or 5% of the shares offered in the Combined Offering, assuming the over-allotment option is not exercised) for employees, directors and certain other persons associated with the Company who have expressed an interest in purchasing such shares in the Combined Offering. The number of shares available for sale to investors in the Combined Offering will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the U.S. Underwriters or the Managers to investors on the same terms as the other shares offered hereby.


  The U.S. Offering


     An offering of 4,275,000 shares of Common Stock will be made by the U.S. Underwriters to the public in the United States and on a private placement basis in Canada. Credit Suisse First Boston Corporation, Smith Barney Inc. and Deutsche Morgan Grenfell Inc. are the representatives of the U.S. Underwriters. The Common Stock has been approved for listing on the New York Stock Exchange under the symbol SHS, subject to official notice of issuance.


  The International Offering


     An offering of 4,275,000 shares of Common Stock will be made by the Managers in Germany and elsewhere outside the United States and Canada. The offering of 4,275,000 shares of Common Stock in Germany will be a public offering. Credit Suisse First Boston (Europe) Limited, Deutsche Bank AG and Smith Barney Inc. are the Managers. Application has been made for the Common Stock to be listed on the Frankfurt Stock Exchange under the symbol SAR. Credit Suisse First Boston Aktiengesellschaft is acting as the sponsor for such application.


     The final allocation of Common Stock between the U.S. Underwriters and Managers may differ from the amounts set forth above.

DETERMINATION OF OFFERING PRICE


     Prior to the Combined Offering, there has not been any public market for the Common Stock. The initial public offering price will be determined by negotiation among the Company, the representatives of the Selling Stockholders and the representatives of the U.S. Underwriters and Managers. In determining the initial public offering price, consideration will be given to, among other things, the current financial position and results and future prospects of the Company, the general condition of the German, United States and other securities markets, prices of similar securities of German and U.S. companies, market conditions for initial public offerings and other relevant factors. The prices at which the shares of Common Stock will trade in the public market could be lower than the initial public offering price.

                                USE OF PROCEEDS


     The net proceeds to be received by the Company from the issuance of the 3,000,000 shares of Common Stock being sold by the Company in the Combined Offering are estimated to be $44.5 million, assuming an initial public offering price of $16.50 per share (the midpoint of the initial offering price range), and after deducting the estimated expenses of the Combined Offering payable by the Company, including underwriting commissions with respect to the Common Stock sold by the Company. Such net proceeds will be used by the Company for general corporate purposes, including approximately $15.4 million to repay indebtedness expected to be incurred prior to the Combined Offering in connection with the acquisition, expected to be consummated on May 1, 1998 prior to the Combined Offering, of the real estate and building of its main facility in Germany owned by the Murmann family, $15.0 million to repay long-term indebtedness of Sauer under a revolving credit agreement and the remainder to fund a portion of the Company's 1998-2000 capital expenditure program. The anticipated indebtedness to be incurred to acquire the principal German facility prior to the Combined Offering will be owed to the Murmann family, bears interest at a rate of 5% per year and matures on November 1, 1998. The long-term indebtedness to be repaid bears interest at a rate of 7.05% per year as of December 31, 1997 and matures in August 2001. See "Relationship with Principal Stockholder" and "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."



     The Company presently expects capital expenditures to be in the range of $150-$230 million during the 1998-2000 period. The Company expects these capital expenditures to be used primarily for the construction of new manufacturing facilities and the purchase of manufacturing equipment for all its business units to increase production capacity for new and existing products, to increase production efficiencies and for replacement purposes. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources." Pending such application, the net proceeds will be used to reduce approximately $14.0 million of short-term indebtedness under a revolving credit facility used to fund working capital, which bears interest at a rate of 4.29% per year as of December 31, 1997, matures at various times over the next year and is callable at any time. Repaid amounts of such short-term indebtedness will be reborrowed to pay capital expenditures as they are incurred.


                                    DILUTION


     The pro forma net tangible book value of the Company at December 31, 1997 prior to the Combined Offering was $76.5 million, or $3.16 per share, reflecting a reduction in additional paid-in capital for the difference between the appraised value and the seller's historical cost basis of the acquisition of the German facility expected to be consummated on May 1, 1998 prior to the Combined Offering. Pro forma net tangible book value per share is determined by dividing the pro forma net tangible book value of the Company (tangible assets less liabilities) by the number of outstanding shares of Common Stock. After giving effect to the issuance of 3,000,000 shares of Common Stock being sold by the Company in the Combined Offering (assuming an initial public offering price of $16.50 per share and after deducting the estimated expenses of the Combined Offering payable by the Company, including underwriting commissions), at December 31, 1997, the pro forma net tangible book value of the Company would have been $121.0 million, or $4.44 per share, representing an immediate increase in net tangible book value of $1.28 per share to the existing stockholders and an immediate dilution of $12.06 per share to the new investors in the Combined Offering. The following table illustrates the per share dilution to the new investors in the Combined Offering at December 31, 1997 (assuming an initial public offering price of $16.50 per share and after deducting the estimated expenses payable by the Company including underwriting commissions):





                                                               PER
                                                              SHARE
                                                              ------
Assumed initial public offering price.......................  $16.50
Pro forma net tangible book value at December 31, 1997 prior
  to the Combined Offering..................................    3.16
Increase in net tangible book value attributable to
  purchasers in the Combined Offering.......................    1.28
Pro forma net tangible book value after the Combined
  Offering..................................................    4.44
                                                              ------
Dilution in net tangible book value to purchasers of shares
  of Common Stock in the Combined Offering..................  $12.06
                                                              ======

     The following table summarizes, as of December 31, 1997, the difference between the number of shares of Common Stock purchased or to be purchased from the Company, the total consideration paid or to be paid and the average consideration paid or to be paid by the existing stockholders and the new investors in the Combined Offering, assuming an initial public offering price of $16.50 per share:



                                            SHARES PURCHASED       TOTAL CONSIDERATION     AVERAGE
                                          ---------------------    -------------------      PRICE
                                            NUMBER      PERCENT     AMOUNT     PERCENT    PER SHARE
                                          ----------    -------    --------    -------    ---------
                                                               (IN THOUSANDS)
Existing Stockholders...................  24,225,000      89.0%    $ 74,759      60.2%     $ 3.09
Purchasers of Common Stock in the
  Combined Offering.....................   3,000,000      11.0       49,500      39.8       16.50
                                          ----------     -----     --------     -----      ------
          Total.........................  27,225,000     100.0%    $124,259     100.0%     $ 4.56
                                          ==========     =====     ========     =====      ======


                                DIVIDEND POLICY


     The Company expects to pay dividends in the future consistent with its cash requirements and growth needs. The amount of dividends will be dependent upon the Company's current and expected future financial performance, general business conditions and other relevant factors. The Company currently expects to pay quarterly dividends of $.07 per share. This anticipated dividend policy could be changed and the Company could pay no dividends. The Company is a holding company with no business operations of its own. The Company is therefore dependent upon payments, dividends and distributions from its operating subsidiaries for funds to pay dividends to holders of Common Stock.



     Certain of the financing agreements restrict Sauer's ability to pay dividends to its stockholders or redeem or repurchase capital stock. In addition, the Company's ability to pay dividends on the Common Stock is effectively limited by certain restrictive covenants contained in the credit agreements to which the U.S. Operating Company and the German Operating Company are parties, which effectively limit the amount of dividends the U.S. Operating Company or the German Operating Company can distribute to Sauer. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Capital Stock -- Limitations on Dividends and Other Financial Restrictions on the Company and its Subsidiaries."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at December 31, 1997. This table should be read in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements, including the notes thereto, appearing elsewhere in this Prospectus.


                                                                  DECEMBER 31, 1997
                                                              --------------------------
                                                               ACTUAL     AS ADJUSTED(1)
                                                              --------    --------------
                                                                    (IN THOUSANDS)
Short-term debt (including current maturities of long-term
  debt).....................................................  $ 61,230       $ 48,958
                                                              ========       ========
Long-term debt..............................................  $ 75,198       $ 66,468
                                                              --------       --------
Minority interest in net assets of consolidated companies...    32,799         32,799
                                                              --------       --------
Stockholders' equity:
  Common Stock, $.01 par value..............................       249            279
  Additional paid-in capital................................    74,723        113,311
  Cumulative translation adjustment.........................       256            256
  Retained earnings.........................................    12,773         12,773
  Common Stock in treasury (at cost)........................    (2,700)        (2,700)
                                                              --------       --------
          Total stockholders' equity........................    85,301        123,919
                                                              --------       --------
Total capitalization........................................  $193,298       $223,186
                                                              ========       ========


---------------

(1) As adjusted to give effect to the issuance of 3,000,000 shares of Common Stock in the Combined Offering (assuming an initial public offering price of $16.50 per share and after deducting the estimated expenses of the Combined Offering payable by the Company, including underwriting commissions on the Common Stock sold by the Company) and the application of the net proceeds therefrom to reduce $15.0 million of long-term indebtedness and to reduce approximately $14.0 million of short-term indebtedness. Additionally, the net proceeds therefrom will be utilized to repay indebtedness to be incurred in the acquisition of the German facility, expected to be consummated on May 1, 1998 prior to the Combined Offering. In connection with the acquisition of the German facility, "As Adjusted" gives effect to recording the approximately $8.0 million carrying value of the mortgage and an approximately $5.8 million reduction in additional paid-in-capital for the difference between the appraised value and the seller's historical cost.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon the completion of the Combined Offering, there will be 27,225,000 shares of Common Stock outstanding. Of the outstanding shares, 9,000,000 shares sold in the Combined Offering will be freely tradeable without restriction under the Securities Act (except for any shares purchased by affiliates of the Company). Beginning 90 days after the date of this Prospectus, an additional 18,225,000 shares (including those owned by the Murmann family) will be eligible for sale in the U.S. public market subject to compliance with the applicable provisions of Rule 144. In addition, the Murmann family has the right pursuant to an agreement, dated as of May 1, 1998, to require the Company to register from time to time upon request all or any portion of the 15,428,125 shares (14,078,125 shares if the over-allotment option is exercised in full) owned by the Murmann family for sale in the U.S. public market. The Murmann family has advised the Company that it has no current plans to exercise its registration rights; however, subject to its agreement described below, it is not under any contractual restriction against doing so. Sales or distributions of substantial amounts of Common Stock by the Murmann family or management, or the perception that such sales or distribution could occur, could adversely affect the prevailing market price for the Common Stock.



     The 27,225,000 outstanding shares (including those owned by the Murmann family) may also be sold on the Frankfurt Stock Exchange upon listing of the shares on the Frankfurt Stock Exchange. The sale of shares of Common Stock over the Frankfurt Stock Exchange may affect the market price of the securities on the Frankfurt Stock Exchange, which in turn may affect the market price of the Common Stock in the United States.



     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares of Common Stock are required to be aggregated) who is deemed an affiliate is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding number of shares of such class (approximately 272,250 shares after the Combined Offering) or the average weekly trading volume in composite trading on all national securities exchanges during the four calendar weeks preceding the filing of the required notice of such sale. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such issuer. Klaus Murmann and the Murmann family are affiliates of the Company.



     While the Murmann family has advised the Company that its current intent is to continue to hold at least 50.1% of the Common Stock outstanding following the Combined Offering, it is not subject to any contractual obligation to retain any shares of Common Stock. However, the Company, the Murmann family, members of management and directors have agreed not to offer, sell, contract to sell, announce their intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any additional shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Credit Suisse First Boston Corporation on behalf of the U.S. Underwriters and the Managers, subject to certain exceptions, including that any such restriction shall not apply to issuances pursuant to the exercise of employee stock options outstanding on the date hereof. See "Underwriting."

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical Consolidated Financial Statements (including the notes thereto) appearing elsewhere in this Prospectus. The selected historical consolidated financial data have been derived from the Consolidated Financial Statements of the Company for each of the fiscal years in the five-year period ended December 31, 1997, which have been audited by Arthur Andersen LLP, independent public accountants.



                                                                 YEARS ENDED DECEMBER 31,
                                                   ----------------------------------------------------
                                                     1993       1994       1995       1996       1997
                                                   --------   --------   --------   --------   --------
                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF INCOME AND LOSS DATA
Net sales........................................  $274,492   $362,482   $446,774   $467,566   $535,173
                                                   --------   --------   --------   --------   --------
Costs and expenses:
  Cost of sales..................................   219,189    274,206    336,700    354,034    404,065
  Selling, general and administrative............    38,046     43,934     48,128     51,856     52,575
  Research and development.......................    14,573     16,068     18,796     20,505     20,655
                                                   --------   --------   --------   --------   --------
    Total costs and expenses.....................   271,808    334,208    403,624    426,395    477,295
                                                   --------   --------   --------   --------   --------
Operating income.................................     2,684     28,274     43,150     41,171     57,878
Nonoperating income (expenses):
  Interest expense...............................    (8,018)    (6,675)    (6,932)    (6,523)    (8,305)
  Interest income................................       884        989        275        564        698
  Royalty income.................................     1,139      1,094      1,695      1,156      1,150
  Other, net.....................................    (1,076)      (579)        21       (584)       144
                                                   --------   --------   --------   --------   --------
  Nonoperating expenses, net.....................    (7,071)    (5,171)    (4,941)    (5,387)    (6,313)
                                                   --------   --------   --------   --------   --------
Income (loss) before income taxes and minority
  interest.......................................    (4,387)    23,103     38,209     35,784     51,565
Provision for income taxes.......................    (1,439)    (7,281)    (5,182)   (10,243)   (15,944)
                                                   --------   --------   --------   --------   --------
Income (loss) before minority interest...........    (5,826)    15,822     33,027     25,541     35,621
Minority interest in income of consolidated
  companies(1)...................................      (992)    (4,448)    (6,447)    (6,643)    (8,492)
                                                   --------   --------   --------   --------   --------
Net income (loss)................................  $ (6,818)  $ 11,374   $ 26,580   $ 18,898   $ 27,129
                                                   ========   ========   ========   ========   ========
Basic and diluted net income (loss) per common
  share..........................................  $   (.30)  $    .47   $   1.10   $    .78   $   1.12
                                                   ========   ========   ========   ========   ========
Pro forma basic and diluted net income per common
  share(2).......................................                                              $   1.10
                                                                                               ========
Basic and diluted weighted average common shares
  outstanding....................................    22,725     24,050     24,187     24,225     24,225
                                                   ========   ========   ========   ========   ========
Cash dividends declared per common share.........  $      0   $    .08   $    .32   $    .32   $    .32
                                                   ========   ========   ========   ========   ========
OTHER DATA
Backlog (at year-end)............................  $100,700   $187,400   $235,600   $227,000   $277,500
Capital expenditures.............................    13,334     21,350     45,689     56,284     66,750
Depreciation and amortization....................    16,557     18,204     19,898     24,830     25,835
EBITDA(4)........................................    18,312     42,545     58,317     59,930     76,515
Cash flows from (used in):
  Operating activities...........................    25,391     40,904     36,694     47,670     42,744
  Investing activities...........................   (12,978)   (21,048)   (45,544)   (56,198)   (70,311)
  Financing activities...........................   (12,857)   (13,543)    13,235      9,268     23,351

                                                              DECEMBER 31,
                                          ----------------------------------------------------
                                            1993       1994       1995       1996       1997
                                          --------   --------   --------   --------   --------
Total assets...........................   $200,288   $235,146   $304,237   $337,527   $390,903
Current liabilities....................     82,629     92,705    144,557    126,944    139,302
Long-term debt.........................     36,200     34,451     27,582     56,334     75,198
Stockholders' equity...................     27,628     37,962     59,491     70,874     85,301


---------------
(1) Includes Murmann family's limited partnership interests of $532, $(1,744), $(2,954), $(2,707) and $(4,001) for 1993, 1994, 1995, 1996 and 1997,
    respectively.


(2) Pro forma basic and diluted net income per share is computed based upon: (i) pro forma net income which gives effect to the elimination of interest expense, net of income tax and minority interest, related to $15.0 million of long-term indebtedness and (ii) the basic and diluted weighted average common shares outstanding, as adjusted to reflect the sale by the Company of 909,091 shares of Common Stock offered by it hereby and the application of the net proceeds therefrom to repay $15.0 million of long-term indebtedness as described in "Use of Proceeds."



(3) EBITDA for any relevant period presented above represents net income (loss), plus provision for income taxes and net interest expense, plus depreciation and amortization. EBITDA may not be comparable to similarly titled measures reported by other companies. While EBITDA should not be construed as a substitute for operating income or a better indicator of liquidity than cash flow from operating activities, which is determined in accordance with generally accepted accounting principles, it is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditures and working capital requirements. EBITDA is not necessarily a measure of the Company's ability to fund its cash needs, and its discretionary use of EBITDA will be subject to the Company's future cash needs relating to its capital expenditures, working capital requirements, future debt service requirements and dividend payments. See the Company's Consolidated Financial Statements and the related notes thereto appearing elsewhere in this Prospectus.



RECENT DEVELOPMENTS



     Based on preliminary, unaudited data for the three-month period ended March 29, 1998, the Company expects to report net sales of $152.9 million and net income of $6.5 million. Net sales of $152.9 million increased by $17.0 million, or 12.5%, from first quarter 1997 net sales of $135.9 million. Net sales increased by 15.0% excluding the impact of currency fluctuation. Compared to the first quarter of 1997, North American sales increased by 17.7% and European sales increased by 4.2%, or 10.6% excluding the impact of currency fluctuation. East Asian sales decreased by $3.1 million, or 55.7%.



     Operating margins for first quarter 1998 were down compared to first quarter 1997 for both North America and Europe. Operating margins were adversely affected by the significant investments being made in engineering, research and development and manufacturing processes and capacity, including the move of the Minneapolis operations and construction of the Lawrence plant.



     Net income for first quarter 1998 of $6.5 million decreased by $1.4 million, or 17.7%, from first quarter 1997 net income of $7.9 million. In addition to the impact of the lower operating margins, net income was also impacted by an increase in interest expense of $.9 million. North American first quarter 1998 net income of $6.5 million decreased by $.5 million, or 7.1%, from first quarter 1997 net income of $7.0 million. European first quarter 1998 net income of $1.7 million decreased by $1.7 million, or 50%, from first quarter 1997 net income of $3.4 million.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Company's financial statements and notes thereto included elsewhere in this Prospectus. The Company's financial statements are stated in U.S. dollars and have been prepared in accordance with U.S. GAAP.

OVERVIEW

     The Company designs, manufactures and sells its products in North America and Europe and sells its products throughout the rest of the world either directly or through distributors. Recently, the Company has begun to manufacture its products in East Asia at its new manufacturing plant in Shanghai, China.

     Sauer's products are used by original equipment manufacturers ("OEMs") of off-highway mobile equipment, including construction, road building and maintenance, agricultural, turf care, material handling and oil field equipment. These markets are typically cyclical depending on general economic conditions, interest rates and weather. The effect of cyclicality is moderated somewhat because the Company has substantial sales and operations in North America and Europe, markets whose economic cycles may vary. There have been, however, times -- as in 1991 -- when cycles coincided, resulting in losses for both the North American and European operations of the Company. Over the last three years the Company's sales have been stronger in North America than in Europe, reflecting stronger economic and market conditions in North America than in Europe. Likewise, the effect of cyclicality can be moderated somewhat by the Company selling to different market segments. For example, the turf care market might be strong while the agricultural market is weak.


     The Company sells primarily the same components and systems in North America and Europe to many of the same large, global OEMs. The market segments are also the same between North America and Europe with the exception of the turf care market, which is primarily a North American market segment.


     While the Company's customers may be the same for North America and Europe, they can have very different needs. For example, North American customers typically require higher power transmissions than those required in Europe, while European customers have historically demanded more sophisticated controls.


     Operating profit margins during the past three years have differed between North America and Europe. North American margins have been significantly higher than those in Europe, which have been declining. North American margins have benefited from the stronger market conditions mentioned above. European margins have been hurt by the sluggish economic conditions and higher labor costs, especially those in Germany. The European margins have also been hurt by the start-up costs of moving production into Slovakia. See Note 15 of Notes to Consolidated Financial Statements included elsewhere in this Prospectus.


     The Company expects overall market growth rates to increase somewhat in Europe while moderating in North America. Sales growth is expected to come primarily from volume increases as price increases are expected to be minimal, reflecting the pressure on pricing from OEM customers.

     In pursuing its growth strategy, the Company is making significant investments in engineering, research and development as well as in manufacturing processes and capacity. The Company expects these increased expenditures to have an impact in the short term on operating margins.

IMPACT OF CURRENCY FLUCTUATIONS

     The Company has operations and sells its products in many different countries of the world and therefore conducts its business in various currencies. The Company's financial statements, which are presented in U.S. dollars, can be impacted by foreign exchange fluctuations through both translation risk and transaction risk. Translation risk is the risk that the financial statements of the Company, for a particular period or as of a certain date, may be affected by changes in the exchange rates that are used to translate the financial statements of the Company's operations from foreign currencies into U.S. dollars. Transaction risk is the risk from the Company receiving its sale proceeds or holding its assets in a currency different from that in which it pays its expenses and holds its liabilities.


     With respect to translation risk, fluctuations of currencies against the U.S. dollar can be substantial and therefore significantly impact comparisons with prior periods. The impact is a reporting consideration only and does not affect the underlying results of operations. As shown in the table below, the translation impact on making prior period comparisons with respect to the Company's net sales can be material. However, historically the impact on net income has not been significant.


                                                               PERCENTAGE SALES GROWTH
                                                                   OVER PRIOR YEAR
                                                              -------------------------
                                                              1995       1996     1997
                                                              -----      -----    -----
As Reported.................................................  23.3%       4.7%    14.5%
Without Currency Impact.....................................  18.9        6.1     18.9

     With respect to transaction risk, the impact on the Company's operating results is not significant. With its various manufacturing plants located primarily in its customers' countries of operation, generally the Company sells in the same currency in which it incurs its expenses.

OTHER MATTERS

     Year 2000 Compliance -- The Company is currently in the process of evaluating its information technology infrastructure for Year 2000 compliance. The Company has plans in place to upgrade its business systems software in the U.S. and Europe that will modify the software to make it Year 2000 compliant. The upgrades are obtained from the Company's software vendors under the normal ongoing maintenance agreements. The upgrades will be implemented primarily by the Company's information technology staff, with support from outside contractors as needed. The cost of the Company's information technology staff to upgrade the business systems software is not separately accounted for or estimated. The cost of outside contractors is not expected to be material to the Company's results of operations. The Company's manufacturing operations make extensive use of computer controlled machine tools. The Company is currently evaluating Year 2000 compliance impact on these machine tools and has determined they will need to be upgraded to make them Year 2000 compliant. The Company does not have an estimate of the cost of upgrading these machine tools. As part of the evaluation the Company is working with the suppliers of the machine tools to understand their plans. The Company's products are not affected by the Year 2000 issue. The Company does not currently have any information concerning the Year 2000 compliance status of its suppliers and customers. In the event that any of the Company's significant suppliers or customers does not successfully and timely achieve Year 2000 compliance, the Company's business or operations could be adversely affected.

     Euro Currency Conversion -- The Company has formed a team to evaluate and plan for the Euro currency conversion. The Company's business systems are multi-currency functional and the Company's European operations transact business today in various European currencies. The Company does not have an estimate of the cost to implement the Euro currency, but does not expect the cost to have a material effect on the Company's financial condition or results of operations.


     Asian Crisis Impact -- Several countries in Asia are experiencing a severe economic crisis, characterized by reduced economic activity, lack of liquidity, highly volatile foreign currency exchange and interest rates and unstable stock markets. The Company has a 60% interest in a joint venture located in Shanghai, China, which manufactures and sells high power hydrostatic transmissions, and the Company also has export sales into Asia. The joint venture business and export sales will be affected by the economic crisis. With total assets of $10.5 million located in China and total Asian sales for 1997 of $15.5 million, the Company expects the crisis to have some effect on results of operations. Many of the Company's customers also sell into Asia. Any impact on their sales could have an impact on the Company's sales. The Company does not believe this impact on its sales, either individually or together with the impact of the Asian crisis on export sales and the joint venture business, will have a material adverse effect on its financial condition or results of operations, although there can be no assurance in this regard.

NEW ACCOUNTING PRINCIPLES


     During 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." These changes did not have any impact on the Company's financial position or results of operations.


RESULTS OF OPERATIONS


     The Company's net sales by product line and geographic area, showing the percentage change from the prior year, as reported and without the impact of currency fluctuation, are set forth in the following table:


                                  1995                1996                           1997
                                 ------   ----------------------------   ----------------------------
                                            (U.S. DOLLARS IN MILLIONS, EXCEPT PERCENTAGES)
                                 --------------------------------------------------------------------
                                                        % CHANGE                       % CHANGE
                                                   -------------------            -------------------
                                  NET      NET        AS        W/O       NET        AS        W/O
                                 AMOUNT   AMOUNT   REPORTED   CURRENCY   AMOUNT   REPORTED   CURRENCY
                                 ------   ------   --------   --------   ------   --------   --------
Net sales by product line:
  Hydrostatic Transmissions...   $340.0   $350.9      3.2%       5.0%    $408.8     16.5%      21.5%
  Gear Pumps and Motors ......     63.1     64.2      1.8        1.7       64.4      0.3        2.2
  Electrohydraulics and
     other....................     43.7     52.5     20.0       21.6       62.0     18.0       21.5
                                 ------   ------                         ------
          Total...............   $446.8   $467.6      4.7%       6.1%    $535.2     14.5%      18.9%
                                 ======   ======                         ======
Net sales by geographic area:*
  North America...............   $241.1   $263.5      9.3%       9.3%    $323.0     22.6%      22.6%
  Europe......................    199.4    189.1     (5.2)      (2.0)     196.7      4.0       14.8
  East Asia...................      6.3     15.0    138.1      143.3       15.5      3.3        7.0
                                 ------   ------                         ------
     Total....................   $446.8   $467.6      4.7%       6.1%    $535.2     14.5%      18.9%
                                 ======   ======                         ======

---------------
* Net sales are attributed to geographic area based on location of customer.

1997 COMPARED TO 1996


     Net sales -- Net sales for 1997 of $535.2 million increased by $67.6 million, or 14.5%, from 1996 net sales of $467.6 million. Net sales increased by 18.9% excluding the impact of currency fluctuation. Unit volume growth accounted for the majority of the growth in net sales, with net price increases accounting for less than 1% of the growth. Sales of hydrostatic transmissions accounted for the major portion of the growth in net sales, growing by 21.5%, excluding the impact of currency fluctuation. This growth came from the strong North American and European growth of 22.6% and 14.8%, respectively. Gear pumps and motors showed little growth in net sales, affected by the slower growing European markets, the principal market for the Company's gear pumps and motors, compared to the North American market. Electrohydraulics' and other products' net sales grew by 21.5%, excluding the impact of currency fluctuation, reflecting the strong growth of the Company's electrohydraulic valve business in North America.



     Cost of sales -- Cost of sales for 1997 of $404.1 million was 75.5% of net sales, compared to 75.7% of net sales for 1996. The slight improvement (decrease in cost of sales as a percent of net sales) can be attributed to the favorable impact of increased production volumes from net sales growth offsetting the current year's unfavorable impact of increased capital investment in manufacturing capacity. Cost of sales as a percentage of net sales improved in North America, while that in Europe worsened in 1997 compared to 1996.



     Selling, general and administrative expenses -- Selling, general and administrative expenses for 1997 of $52.6 million increased by $0.7 million, or 1.4%, from 1996 expenses of $51.9 million. The small increase reflects general inflation, partially offset by the cost reduction efforts in Germany and the favorable impact of currency fluctuations in translation. As a percentage of net sales, 1997 expenses were 9.8% compared to 11.1% for 1996. This improvement is a result of the growth in net sales compared to the relatively fixed nature of these expenses, along with the cost reduction efforts referred to above.


     Research and development expenses -- Research and development expenses for 1997 of $20.7 million increased by $0.2 million, or 1.0%, from 1996 expenses of $20.5 million. Without the impact of currency fluctuations the increase was 4.2%. This reflects normal increases in wage rates and other general inflation.



     Nonoperating expenses, net -- Net nonoperating expenses for 1997 of $6.3 million increased by $0.9 million from 1996 net nonoperating expenses of $5.4 million. Net interest expense for 1997 of $7.6 million increased by $1.6 million from 1996 net expense of $6.0 million due to the increase of 1% in the weighted average interest rate for 1997 compared to 1996 and the increase of $4.1 million in the average daily short-term borrowings for 1997 compared to 1996. Other, net, increased by $.7 million due to changes in gains and losses relating to disposals of fixed assets and currency transactions.



     Provision for income taxes -- Provision for income taxes for 1997 of $15.9 million increased by $5.7 million from the 1996 provision of $10.2 million. The increase comes from the increase in net income before income taxes and minority interest of $15.8 million and the increase in the effective tax rate for 1997 of 30.9% from the 1996 rate of 28.6%.



     Net income -- Net income of $27.1 million increased by $8.2 million from 1996 net income of $18.9 million, reflecting the 14.5% increase in net sales. North America accounted for the increase which was in line with its increase in net sales. European 1997 net income remained unchanged compared to 1996, due to level sales between years and the weaker Deutsche mark which had a negative impact on U.S. dollar intersegment purchases from North America, but from which North America benefited on intersegment purchases from Europe.


1996 COMPARED TO 1995

     Net sales -- Net sales for 1996 of $467.6 million increased by $20.8 million, or 4.7%, from 1995 net sales of $446.8 million. Net sales increased by 6.1% excluding the impact of currency fluctuation. Unit volume growth accounted for the majority of the growth in net sales. Hydrostatics sales grew by 5.0%, excluding the impact of currency fluctuation, with the North American market growth of 9.3% being offset by the decrease in European sales of 2.0%. Gear pumps and motors showed little growth in net sales due to the decrease in European sales, the principal market for the Company's gear pumps and motors. Electrohydraulics' and other products' net sales grew by 21.6%, excluding the impact of currency fluctuation, attributable primarily to a new product introduction by the Company's United Kingdom business unit.


     Cost of sales -- Cost of sales for 1996 of $354.0 million were 75.7% of net sales, compared to 75.3% of net sales for 1995. The slight increase in cost of sales as a percentage of net sales was attributable to the Company's European business and was caused by the negative impact on cost of sales from a reduction of inventories causing lower production volumes in 1996 compared to the 1995 positive impact on cost of sales from an increase in inventories resulting in higher production volumes. Cost of sales as a percentage of net sales improved in North America for 1997 compared to 1996.



     Selling, general and administrative expenses -- Selling, general and administrative expenses for 1996 of $51.9 million increased by $3.8 million, or 7.9%, from 1995 expenses of $48.1 million. As a percentage of net sales, 1996 expenses were 11.1% compared to 10.8% for 1995. The increase in 1996 expenses was due to normal increases in wage rates and general inflation and a $1.5 million write-off of goodwill relating to the 1994 acquisition of Control Concepts, Inc.



     Research and development expenses -- Research and development expenses for 1996 of $20.5 million increased by $1.7 million, or 9.0%, from 1995 expenses of $18.8 million. Without the impact of currency fluctuations, the increase was 11.3%. The increase relates primarily to the U.S. and is the result of increased investment in product development by adding engineers.



     Nonoperating expenses, net -- Net nonoperating expenses for 1996 of $5.4 million increased by $0.5 million from 1995 net nonoperating expenses of $4.9 million. Net interest expense for 1996 of $6.0 million decreased by $0.7 million from 1995 net expense of $6.7 million, reflecting the decrease of 2.4% in the weighted average interest rates from 1995 to 1996 more than offsetting the increase in the average daily short-term borrowings from 1995 to 1996. Royalty income for 1996 of $1.2 million decreased by $0.5 million from 1995 income of $1.7 million. A major part of the royalty income comes from the Company's Japanese licensee and is a percentage of the licensee's sales, primarily made in Japan in Japanese yen. The decrease in royalty income reflects a decrease in the rate of royalty paid by the Company's Japanese licensee under a new ten-year contract effective April 1, 1996.



     Provision for income taxes -- Provision for income taxes for 1996 of $10.2 million increased by $5 million from the 1995 provision of $5.2 million. The increase comes from the increase in the effective tax rate for 1996 of 28.6% from the 1995 rate of 13.6%. The low 1995 rate resulted from the use of $7.2 million of operating loss and foreign tax credit carryforwards to lower the 1995 tax provision.



     Net income -- Net income of $18.9 million decreased by $7.7 million from 1995 net income of $26.6 million. The decrease was related to the European business, with North America showing a slight increase in 1996 net income compared to 1995. European 1995 net income was strong due to the increased production levels from increases in inventories mentioned above and due to the benefit of the strong Deutsche mark in 1995 in making U.S. dollar intersegment purchases from North America. The use of operating loss and foreign tax credit carryforwards to lower the 1995 income tax provision (as mentioned above) also contributed to the higher 1995 net income.


LIQUIDITY AND CAPITAL RESOURCES


     The Company's principal sources of liquidity have been from internally generated funds and borrowings under its credit facilities. Net cash provided by operating activities was $36.7 million, $47.7 million and $42.7 million for 1995, 1996 and 1997, respectively. Net borrowing increases under short- and long-term credit facilities were $21.8 million, $18.6 million and $35.7 million for 1995, 1996 and 1997, respectively. The cash provided by operating activities and borrowings has funded capital expenditures of $45.7 million, $56.3 million and $66.8 million for 1995, 1996 and 1997, respectively, along with a dividend for each of the three years of approximately $7.8 million.



     Net cash provided by operating activities for 1997 of $42.7 million decreased $5.0 million from $47.7 million for 1996. The decrease comes from increases in inventories and accounts receivable being partially offset by an increase in accounts payable and net income. Net cash provided by operating activities for 1996 of $47.7 million increased by $11.0 million from $36.7 million for 1995. The increase relates primarily to decreases in inventories in 1996 compared to the increases in inventories and accounts receivable in 1995.


     Capital expenditures for the years 1995-1997 totaled $168.7 million. These expenditures were primarily for investments in machine tools for all of the Company's manufacturing plants, including the new leased plants in Slovakia and China, and the building of a new plant in West Branch, Iowa for the manufacture of gear pumps and motors. These investments have been made to increase production capacity, flexibility and efficiency, to improve product quality and for replacement purposes.


     The Company believes that increased levels of capital expenditures will be required over the next three years to expand capacity, improve efficiency and remain competitive. As a result, the Company expects capital expenditures to be in the range of $150-$230 million during 1998-2000. Capital expenditures will be applied primarily to the building of a new manufacturing facility in the United States, to the acquisition of the real estate and building of its main facility in Germany currently leased, to the purchase of manufacturing equipment for each of its manufacturing plants to increase production capacity for new and existing products, to increase production efficiencies, to improve product quality and for replacement purposes. The new U.S. manufacturing plant will produce medium power hydrostatic transmissions. The additional plant will free up capacity at the Company's Ames facility which will be used to expand the production of high power hydrostatic transmissions. The Company's manufacturing plants in Slovakia and China, which started production in 1995 and 1997, respectively, are still under development and will require further investment in production machinery to increase their operating capacity and efficiency. The Company plans to fund this increased level of capital expenditures from internally generated funds, increased borrowings under its credit facilities and funds obtained from the sale of shares in the Combined Offering. These sources of funds are expected to be sufficient to support the planned capital expenditures and the Company's working capital requirements.



     The Company currently leases the real estate and building of its main facility in Germany from the Murmann family. As mentioned above, the Company is acquiring the facility to eliminate the related party relationship with the Murmann family. The Company is purchasing the facility at fair market value as determined by an independent appraiser, with a note that will be repaid with the proceeds of the Combined Offering. The purchase price for the facility will be approximately $23.4 million, which Sauer-Sundstrand GmbH will pay by assuming approximately $8.0 million in indebtedness of Sauer Hydraulik and by issuing a note of approximately $15.4 million note to Sauer Hydraulik. See "Use of Proceeds" and Note 17 to the Company's Consolidated Financial Statements included elsewhere in this Prospectus. The Company intends to repay the note of approximately $15.4 million with a portion of the net proceeds of the Combined Offering.



     Dividend Restrictions. At December 31, 1997, the Company had $52.0 million of unused lines of credit, consisting primarily of committed U.S. lines of credit and uncommitted European lines of credit. The Company's credit facility restricts the Company's ability to pay dividends to its stockholders or to redeem or repurchase its capital stock, except from executive officers. Pursuant to such agreement, $17.6 million of dividends could be paid by the Company as of December 31, 1997. In addition, the Company's ability to pay dividends is effectively limited by certain restrictive covenants contained in the U.S. Operating Company's and German Operating Company's credit agreements, which limit the amount of dividends the U.S. Operating Company and German Operating Company can distribute to the Company. During 1997, the U.S. Operating Company made distributions to the Company of $19.5 million. At December 31, 1997, an additional $2.9 million was not restricted as to payments of dividends by the U.S. Operating Company. The German Operating Company did not make distributions to the Company during 1997. At December 31, 1997, $2.7 million were not restricted as to the payment of dividends. In addition, Klaus H. Murmann has entered into two loan agreements pursuant to which he has agreed not to agree to change the dividend policy of the Company; however, Mr. Murmann has informed the Company that he intends to repay the loans with a portion of the proceeds of the Combined Offering immediately upon its completion.



OUTLOOK



     The Company expects 1998 net sales to continue to show the positive growth over 1997 as was reflected for the first quarter of 1998, although with some moderation. North American sales growth is not expected to continue at the high rate reported for the first quarter, while European sales growth is expected to continue at or about the first quarter rate. East Asian sales are expected to continue to show a decrease compared to 1997.



     Net income for 1998 is expected to show only a slight increase over 1997. The Company expects operating margins to be flat for 1998 compared to 1997. Operating margins will continue to be impacted by the investments being made to pursue the Company's growth strategy.



     This "Outlook" section contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. The Company's forward-looking statements rely heavily on its interpretation of what it considers key economic assumptions. Significant factors which could affect such forward-looking statements include general economic conditions, foreign currency movements and pricing and product initiatives taken by competitors. See "Risk Factors", "Business" and other information contained herein for a discussion of important factors that could cause actual results to differ materially from the forward-looking statements.

                                    BUSINESS

THE COMPANY

     Sauer is a worldwide leader in the design, manufacture and sale of highly engineered hydraulic systems and components ("mobile hydraulics") for use primarily in demanding applications of off-highway mobile equipment. Sauer's products include hydrostatic transmissions, open circuit piston pumps, gear pumps and motors, valves, mechanical gear boxes and controls. Sauer is the worldwide leader in hydrostatic transmissions, with an estimated 35% share (based on sales) of the world market. In addition, Sauer is a world leader in the production of gear pumps and motors, with both special designs and a standard range of high performance units.


     Mobile hydraulics are used in two critical vehicle systems: propulsion drive systems, which transmit and control power for the propulsion of a vehicle, and work function systems, which provide power for the work performed by the vehicle. The function of mobile hydraulics is to transmit power from an engine, diesel or gasoline fueled, to the location on the vehicle where it is required, i.e., the propulsion or work function. Mobile hydraulics offer greater flexibility of layout, more compact design, a higher performance-to-weight ratio and greater productivity and reliability than other forms of motion control, such as mechanical or electrical systems. Mobile hydraulics also allow the vehicle to perform functions which could be difficult and costly to perform using mechanical shafts, gear boxes, clutches, belts and pulleys such as rotating the drum on a concrete transit mixer at variable speed independent of the vehicle engine speed. As a result, mobile hydraulics are the dominant technology for the propulsion and work function of off-highway equipment as well as for the work function of on-highway special purpose vehicles.



     The Company is a leader in the design and manufacture of high performance mobile hydraulics components and has the ability to bring these components together in a total vehicle system using electronic sensors and microprocessor controls programmed with the Company's proprietary software. Increasingly, the propulsion and work function systems are being integrated with all other elements of vehicle performance, including engine management and safety and data gathering for productivity and maintenance to achieve optimum vehicle performance. Customers are looking to consolidate their supplier base, devote their engineering resources to overall vehicle design and use a supplier's expertise to design and supply hydraulic systems to achieve the vehicle's performance objective. Because the components and systems supplied by Sauer are usually the most technically advanced and highest value products on a vehicle (excluding the engine), the Company is in a leading position to be selected by customers as a key supplier and systems integrator. To meet the full range of vehicle propulsion and work function demands, Sauer is increasingly working with customers, suppliers and other component manufacturers to develop total hydraulic systems, including braking, steering, cooling and an overall microprocessor control system. Sauer's strong market position, technology leadership and systems expertise have led to, and are expected to continue to lead to, close working relationships with its customers.


     Sauer sells to original equipment manufacturers ("OEMs") of off-highway mobile equipment, including agricultural, construction, turf care, road building and maintenance, material handling and oil field equipment. The Company's principal OEM customers include AGCO Corp., Bomag GmbH, Case Corp., Caterpillar Inc., Claas KGaA, Deere & Company, Ingersoll-Rand Company and its Melroe unit, JCB Ltd., Liebherr GmbH, New Holland N.V., Svedala Industri AB and its Dynapac Division and the Toro Company, most of which are customers in both North America and Europe. Sauer sells its products directly to OEMs in North America, Europe and Asia, and through approximately 80 independent distributors. Sauer also sells its products in Europe through sales subsidiaries in Belgium, France, Holland, Italy, Slovakia, Spain, Sweden and the United Kingdom. With 13 manufacturing facilities in the United States, Europe and China, the Company can adapt its products to local market needs and has significant flexibility to meet customer delivery requirements. In addition, Sauer licenses its hydrostatic transmission technology to manufacturers that operate in Brazil, India and Japan.

     The following table sets forth the Company's net sales by product line in dollars and as a percentage of total net sales for the years indicated:

                                 1993               1994               1995               1996               1997
                           ----------------   ----------------   ----------------   ----------------   ----------------
                                                        (IN THOUSANDS, EXCEPT PERCENTAGES)
Hydrostatic
  Transmissions(1)......   $216,534    78.9%  $280,254    77.3%  $339,945    76.0%  $350,847    75.0%  $408,802    76.4%
Gear Pumps and Motors...     41,724    15.2     49,827    13.7     63,094    14.1     64,218    13.7     64,414    12.0
Electrohydraulics and
  Other(2)..............     16,234     5.9     32,401     9.0     43,735     9.9     52,501    11.3     61,957    11.6
                           --------   -----   --------   -----   --------   -----   --------   -----   --------   -----
        Total...........   $274,492   100.0%  $362,482   100.0%  $446,774   100.0%  $467,566   100.0%  $535,173   100.0%
                           ========   =====   ========   =====   ========   =====   ========   =====   ========   =====

---------------
(1) Includes certain electrohydraulic products.
(2) Includes open circuit piston pumps and mechanical gear boxes.

     The following table sets forth the Company's net sales by market application, in dollars and as a percentage of total net sales, for the years indicated:

                                  1993               1994               1995               1996               1997
                            ----------------   ----------------   ----------------   ----------------   ----------------
                                                         (IN THOUSANDS, EXCEPT PERCENTAGES)
Agriculture..............   $ 41,298    15.0%  $ 65,424    18.0%  $ 76,596    17.1%  $ 84,183    18.0%  $ 99,925    18.7%
Construction.............     38,125    13.9     53,749    14.8     69,955    15.7     71,335    15.3     76,441    14.3
Turf care................     48,105    17.5     69,828    19.3     81,532    18.2     85,017    18.2    104,578    19.5
Road-building and
  maintenance............     41,687    15.2     49,960    13.8     65,983    14.8     56,333    12.0     67,972    12.7
Other....................     17,748     6.5     19,537     5.4     28,540     6.4     31,964     6.8     34,334     6.4
Distribution and
  aftermarket............     87,529    31.9    103,984    28.7    124,168    27.8    138,734    29.7    151,923    28.4
                            --------   -----   --------   -----   --------   -----   --------   -----   --------   -----
        Total............   $274,492   100.0%  $362,482   100.0%  $446,774   100.0%  $467,566   100.0%  $535,173   100.0%
                            ========   =====   ========   =====   ========   =====   ========   =====   ========   =====


     The United States, Europe and Japan are the primary markets in which mobile hydraulic products are manufactured and sold. Over 80% of such products are produced and incorporated into vehicles manufactured in these three regions. International competition is primarily between large U.S. and German suppliers. Historically, Japanese companies have licensed mobile hydraulic technology from U.S. and German companies and have focused almost exclusively on the East Asian market.



     Sales of the Company's products and systems have grown at a faster rate than the underlying mobile hydraulic markets. The Company's revenues have grown at a compound annual growth rate over a five-year and ten-year period of 22.0% and 12.9%, respectively, in the United States, 6.5% and 2.5%, respectively, in Europe (or 9.0% and 2.8%, respectively, excluding exchange rate effects) and 15.3% and 7.9%, respectively, in total. In the United States, as reported by the National Fluid Power Association ("NFPA"), the five- and ten-year compound annual growth rates for mobile hydraulics have been 17.3% and 8.9%, respectively. In Europe, as reported by the European Committee for Oil Hydraulic & Pneumatic Transmission ("CETOP"), the rates have been 6.9% and 2.9%, respectively. The CETOP data are for both mobile and industrial hydraulic production. The Company believes that in Europe the mobile hydraulic market is growing somewhat faster than the industrial hydraulic market. The Company expects overall market growth rates to increase somewhat in Europe while moderating in the United States.


     The following table sets forth the Company's net sales by customers' geographic market, in dollars and as a percentage of total net sales, for the years indicated:

                                 1993               1994               1995               1996               1997
                           ----------------   ----------------   ----------------   ----------------   ----------------
                                                        (IN THOUSANDS, EXCEPT PERCENTAGES)
North America...........   $155,716    56.7%  $212,717    58.7%  $241,072    54.0%  $263,500    56.4%  $322,973    60.3%
Europe..................    113,365    41.3    143,574    39.6    199,394    44.6    189,060    40.4    196,676    36.7
East Asia...............      5,411     2.0      6,191     1.7      6,308     1.4     15,006     3.2     15,524     3.0
                           --------   -----   --------   -----   --------   -----   --------   -----   --------   -----
        Total...........   $274,492   100.0%  $362,482   100.0%  $446,774   100.0%  $467,566   100.0%  $535,173   100.0%
                           ========   =====   ========   =====   ========   =====   ========   =====   ========   =====


     See Note 15 to the Company's Consolidated Financial Statements included elsewhere in this Prospectus for additional geographic market information.

COMPETITIVE ADVANTAGES

     Sauer believes it has a strong competitive position in the mobile hydraulics industry that reflects the Company's core strengths.

  Technology Leadership


     Sauer has a long-standing tradition of developing industry-leading technology and is committed to continue to enhance the capabilities of its products. The Company provides superior, highly engineered hydraulic systems and components that address the most demanding applications of its target end-user markets. In the past, Sauer's customers have been willing to pay a premium for the Company's industry-leading, highly engineered systems and components. The Company's design principles for hydrostatic transmissions are now the worldwide standard for almost all new product development in this area and Sauer's vast experience, with production of more than ten million hydrostatic pump and motor units since 1964, provides a significant advantage over competitors that have more recently changed to Sauer's type of design. The Company has reinvested a significant percentage of net sales in engineering, research and development in recent years and plans to continue doing so to remain on the leading technological edge in its markets. The Company's engineering, research and development efforts have included the development of new products and testing, evaluation and improvement of existing products and the development of proprietary software for its microprocessor-based systems. To meet its customers' needs, Sauer has developed systems that integrate hydraulics, hydrostatics and mechanics with electronic sensors and controls utilizing the Company's proprietary software. These systems are designed to work effectively and more efficiently by performing more vehicle propulsion and work functions at economical cost and increasingly integrating all vehicle functions, including engine management and safety.


  Customization and Integration with Customers

     Many of the products which the Company designs and manufactures are customized to meet customers' specifications. By providing high performance and customized products, the Company has distinguished itself from the commodity segment of the hydraulic components market and achieved, for many of its products, higher operating margins than its competitors. The Company has the ability to adjust its production cycle to manufacture products in large or small quantities according to customers' demands. This allows the Company to "mass-customize" its products without incurring additional costs, thus providing value-added services to its customers. The Company's design engineers work closely with its customers in providing product proposals and prototypes and in developing high quality, specialized products. The design of a Company product or system is often created in collaboration with the design of the customer's vehicle of which the Company's product or system will be a component part.

  Strong U.S. and European Presence

     The Company's ability to design and manufacture mobile hydraulic products in both the United States and Europe provides it with a competitive advantage. This dual manufacturing and engineering capability permits the Company to adapt its products to meet market needs in North America and Europe and provides flexibility to meet OEM customers' delivery requirements. In addition, the dual manufacturing capability allows the Company to manufacture and sell in Europe and in North America on the basis of local currencies, thereby reducing the impact on the Company's operating income of exchange rate fluctuations between those currencies. The Company is expanding its presence in East Asia through a 100% owned sales and marketing office in Shanghai and a 60% owned manufacturing facility in the Pudong area of Shanghai. Management believes that the Company enjoys a competitive advantage through its ability to supply and service the international requirements of its customers directly to the locations where they are doing business.

  Customer, Market and Geographic Diversification

     During 1997, no single customer accounted for more than 10% of the Company's net sales. In 1997, net sales in North America, Europe and the East Asia region accounted for approximately 60%, 37% and 3%, respectively, of the Company's total net sales. In addition to the Company's geographically diversified customer base, the Company has been able to adapt and sell its products for use in a wide range of applications and industries. These applications include construction, road repair and maintenance, agricultural, turf care, material handling, oil field equipment and an extensive range of specialized machinery. This diversification reduces the Company's dependence on any one customer, any one market or any one geographic market.

  Stable Aftermarket Sales


     A further source of income support is the Company's diversified aftermarket service. The large installed base of components, in particular hydrostatic transmissions, provides the Company with a relatively stable source of revenues which exhibits countercyclical tendencies. The aftermarket services provided include service and repair of products at the Company's own manufacturing and sales facilities and sales of service parts to more than 200 independent authorized service centers. With direct end-user support on a convenient worldwide basis, margins on aftermarket service and parts sales are higher than those on new unit sales to OEMs.


  Reputation for Quality and Service

     Sauer and its predecessor organizations have been active in the mobile hydraulics market since the 1960s. The Company believes it has a widely recognized reputation in the mobile hydraulics market for engineering innovation, customized solutions, industry leading performance, product reliability and durability and aftermarket service. Sauer's OEM customers are increasingly seeking to use their positions as volume purchasers in the hydraulic market to require quality assurance protection. To meet this demand, the Company is investing in product development and in new manufacturing technology and facilities. A key focus of these efforts is to reduce cycle time, in both the development and production stages. Response to customers is being significantly enhanced by integrating order processing with production scheduling in many of the Company's facilities. The Company intends to leverage its strong name recognition to attract new customers requiring high-performance, specialty hydraulic systems and components.

GROWTH STRATEGY


     Sauer's strategy is to be the technology leader, market leader and total quality leader in the manufacture and supply of components and systems to transmit and control hydraulic power in mobile equipment in major world markets, although no assurance can be given that Sauer's efforts to become the technology leader, market leader and total quality leader in the manufacture and supply of such components and systems will be successful. The key components of Sauer's growth strategy are as follows:


  Enhance Product Offering and Expand Content of Existing Vehicles

     Over the last several years, Sauer has significantly broadened and enhanced its mobile hydraulics product offering. The Company's broader product line, including integrated solutions utilizing microprocessor controls, provides a more complete range of choice to the Company's OEM customers. Mobile hydraulics are growing at a higher rate than the machinery and equipment markets they serve as hydraulics replace other power transmission types and existing hydraulic systems grow in scope and sophistication. For example, the high power transmission line of products introduced by Sundstrand has been replaced by two new lines, Series 90 and Series 42. Both new series are more compact, have added features, a broader range of control types and superior controllability than the products they replace. These enhancements have allowed the Company to achieve higher unit selling prices and, together with similar advances in electronic controls, sensors and microprocessors, reach new sectors of the market such as small bulldozers, industrial forklift trucks and forestry equipment.

     Sauer intends to achieve significant growth by increasing the sales content to existing customers. The move by Sauer's customers to fewer suppliers and the benefits of Sauer's integrated systems to these customers open opportunities for the Company to both add existing products and to design new products to increase sales content per customer vehicle. Because the components and systems supplied by Sauer are usually the most technically advanced and highest value products on a vehicle (excluding the engine), the Company is in a leading position to be selected by customers as a key supplier and systems integrator. The Company's reputation for technical excellence and close working relationships with its customers' engineers enhances these opportunities. For example, in 1995, the Company sold only a hydrostatic transmission to U.S. manufacturers of concrete transit mixer trucks. Today, the Company sells four additional products on the same vehicle with a more than fourfold increase in dollar content per vehicle.

  Expand into New Mobile Hydraulic Vehicle Applications


     Sauer plans to develop mobile hydraulic products to enter into new vehicle markets. Potential new vehicle markets include industrial forklift trucks and agricultural and industrial tractors, where hydrostatic transmissions have not been widely used, however there can be no assurance that Sauer will be successful in developing products for any of these markets. Entering these new vehicle markets would also provide the Company with the opportunity to sell related products. For example, Sauer is in the forefront of developing new proprietary hydro-mechanical propulsion drives for tractors. Hydro-mechanical transmissions offer the benefits of hydrostatic transmissions (e.g., infinitely variable speed and controllability) with the benefits of mechanical transmissions (e.g., efficiency at constant vehicle speed at high power levels). The Company is working with several major OEMs to further develop the application of the Company's hydro-mechanical technology. Already one tractor manufacturer, Fendt in Germany, has introduced new tractor designs using the Company's hydro-mechanical technology and has received favorable response from customers.


  Capitalize on Global Presence; Build Asian Presence

     Sauer is committed to being a global company in order to serve the needs of its global customers. The Company's customers manufacture and sell their products throughout the world and require convenient access to their suppliers' products and services. To meet this requirement, the Company has modern manufacturing facilities in the United States, Europe and East Asia and a network of sales companies, licensees, distributors and authorized service center locations around the world. The Company believes that a significant factor in its market share growth has been its reputation for on-time delivery to meet rapidly expanding demand.


     In increasing its global operations, the Company intends to expand its presence in East Asia, one of the three leading geographic markets for hydraulic systems products. To capitalize on this market, the Company has established a 100% owned sales and marketing office in Shanghai and a 60% owned manufacturing facility in the Pudong area of Shanghai and has developed strong licensee relationships, such as with Daikin, the Company's licensee in Japan. The Company intends to make a long-term investment of management resources and capital to build up its East Asian presence.


  Improve Gross Margins Through Operating Efficiencies and Lower Costs


     The Company intends to improve margins by reducing overhead costs, improving worker productivity, shortening production cycle times and rationalizing its products mix. The Company is expanding and equipping existing facilities and building new manufacturing facilities to increase production capacity for new and existing products and to enhance production efficiencies. For example, a portion of the Company's 1998-2000 capital expenditures will be used to upgrade machine tools to reduce tool changeover times and improve machining tolerances, which will improve product quality and reduce production times. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and
"Business -- Manufacturing." New equipment investment incorporates the latest advances in metal cutting technology, robotics and computerized assembly and testing equipment. These technologies reduce labor cost, reduce the cost of quality and reduce inventories. A major reduction in the number of material suppliers gives the Company more purchasing advantage with each supplier in terms of advanced technology, improved quality of supplies and lower administrative purchasing costs. The Company's experi-ence with manufacturing cells and flexible manufacturing systems, well established in U.S. operations, is now in the process of adoption in Europe and will aid margins. The major expansion in Slovakia, where total employment cost per employee is approximately 15% of that in Germany and where there is more flexibility in manning high capital cost machinery, will also improve margins in Europe.


     Finally, the Company believes that the most important contribution to cost reduction comes from investment in a skilled workforce able to adapt to new technology and equipment.

  Make Selective Acquisitions


     Sauer may make selective acquisitions that broaden the products and systems offered by the Company and to enhance Sauer's technological leadership, although no assurance can be given that any acquisition will broaden the products offered by the Company or enhance its technological position. In particular, Sauer seeks to take advantage of the consolidation occurring in the electrohydraulics industry. See "Business -- Competition." Such acquisitions are likely to involve smaller niche or regional companies, like Control Concepts, Inc. ("CCI"), and could also include larger acquisitions.


HISTORY AND ORGANIZATION

     Sauer and its predecessor organizations have been active in the mobile hydraulics industry since the 1960s. Established in 1987, the Company combined the business of Sauer Getriebe in Europe and Sundstrand Hydraulic Power Systems in North America. A predecessor to Sauer Getriebe was founded in Germany in 1884. Sundstrand was founded in 1905 in the United States and established its Hydro Transmission division in 1964. In 1967, Sauer Getriebe, which was owned by Klaus H. Murmann, became a licensee of Sundstrand to manufacture and sell hydrostatic transmissions in Europe. Recognizing the need to serve their OEM customers on a more global basis, Sauer Getriebe and Sundstrand combined their non-U.S. and U.S. mobile hydraulics businesses in an equal joint venture in 1987. In 1989, the Murmann family and certain executive officers bought Sundstrand's interest in the joint venture. As a result of that transaction and a related restructuring in 1990, Sauer Inc. became the holding company for its operations. Sauer does not currently derive any sales from, or conduct any material business with, Sundstrand. Sundstrand does, however, license the Sundstrand name to the Company. The license expires in 2004. Klaus H. Murmann is a director of Sundstrand. See "Management -- Directors and Executive Officers."

     Sauer operates on a worldwide basis through its U.S. and German Operating Companies. The Company's operations are fully integrated but managed on a decentralized basis in order to promote a worldwide operating philosophy. The Company maintains dual corporate headquarters and locates its senior managers at major operating sites.

     In 1991, the Company and Agri-Fab, Inc. formed a joint venture, Hydro-Gear, to manufacture integrated hydrostatic transmissions and axles for sale to OEMs in the turf care equipment market. Sauer has a 60% interest in the joint venture. See "-- Products and Services -- Hydrostatic
Transmissions -- Hydro-Gear."

PRODUCTS AND SERVICES

  Hydrostatic Transmissions

     Sauer designs, manufactures and sells a range of closed-circuit axial piston hydrostatic transmissions for both the propulsion and work functions of off-highway mobile equipment in the United States, Europe and East Asia. The function of a transmission is to transmit power from an engine, diesel or gasoline fueled, to the location on the vehicle where it is required (i.e., the propulsion or work function), and to do so in the most useful form in terms of speed, torque and controllability. Hydrostatic transmissions permit equipment to operate efficiently by providing infinitely variable speeds (up to a certain maximum) in both forward and reverse at a given engine throttle setting and by acting as a brake. By eliminating gear shifting, they permit the operator to concentrate on the work at hand and reduce the likelihood of damage to the transmission due to operator error. Hydrostatic transmissions provide advantages over mechanical transmissions in terms of control and coordination of vehicle function and flexibility in installation and vehicle design. However, they are typically more expensive and may require more frequent routine maintenance than mechanical transmissions.

     High power (typically over 50 horsepower) and medium power (typically 25-50 horsepower) applications for hydrostatic transmissions manufactured by the Company include construction and agricultural mobile equipment. Light power (typically 15-25 horsepower) and bantam power (typically under 15 horsepower) applications for hydrostatic transmissions manufactured by the Company include light agricultural and turf care mobile equipment. However, any one vehicle may include applications at all four power levels depending on the specific vehicle functions. Hydrostatic transmissions have, over the past 30 years, become the dominant type of propulsion drive train for off-highway mobile equipment with the exception of industrial forklift trucks in North America and agricultural and industrial wheel tractors. The Company expects both these types of vehicles to be sources of market growth. Success in these sectors will come from recently developed microprocessor controls and matching control features of the new Series 42 products and from the compactness and high power density of new hydrostatic pumps and motor elements utilized in hydro-mechanical transmissions. All these developments evolve from the Company's leading technology base and extensive application experience.

                               MAJOR APPLICATIONS


                                                           ROAD BUILDING
  AGRICULTURAL       CONSTRUCTION          TURF CARE      AND MAINTENANCE       OTHER
----------------  -------------------  -----------------  ----------------  --------------
Ag Tractors       Bulldozers           Commercial Mowers  Chip Spreaders    Aerial Lifts
Air Seeders       Concrete Mixers      General Turf       Concrete Saws     Industrial
Combines          Concrete Pumps       Maintenance        Oil Distributors  Lift Trucks
Cotton Pickers    Ditchers/Trenchers   Lawn Tractors      Pavers            Sweepers
Cotton Strippers  Excavators           Sand Trap Rakes    Planers           Logging
Detasselers       Grinders                                Rollers           Marine
Harvesters        Landfill Compactors                     Transit Mixers    Mining
Sprayers          Skid Steer Loaders                                        Oil Field
Windrowers        Utility Tractors                                          R T Fork Lifts
                  Wheel Loaders                                             Railway
                                                                            Maintenance
                                                                            Snowgroomers
                                                                            Truck and Bus
                                                                            Generator
                                                                            Drives



     In each of the last five years, sales of hydrostatic transmissions have accounted for a majority of the Company's net sales. Approximately 70% of 1997 net sales of hydrostatic transmissions were made directly to OEMs of off-highway mobile equipment, which were primarily large OEMs, and the remaining 30% were to independent distributors. The Company sells to approximately 80 of these independent distributors, which operate over 200 service centers. These independent distributors generally sell transmissions manufactured by the Company to smaller OEMs and also sell transmissions and parts manufactured by the Company to end-users for replacement purposes.



     Approximately 9-12% of net sales of hydrostatic transmissions in each of the past five years were of aftermarket service parts. Sales of aftermarket service parts are typically made in the United States to independent distributors that repair and rebuild transmissions originally manufactured by the Company. Aftermarket service part sales are primarily service parts for high and medium power hydrostatic transmissions. High power transmissions in off-highway mobile equipment are typically rebuilt once during the life of the equipment. While the Company and its independent distributors repair and rebuild transmissions, there are a number of service centers unaffiliated with the Company, primarily in North America, that repair and rebuild transmissions originally manufactured by the Company, sometimes using service parts not made by the Company. In Europe, this market is predominantly serviced by the Company's own sales companies.


     The Company's principal OEM customers for hydrostatic transmissions include AGCO Corp., Bomag GmbH, Case Corp., Caterpillar Inc., Claas KGaA, Deere & Company, Ingersoll Rand Company and its

Melroe unit, JCB Ltd., Liebherr GmbH, New Holland N.V., Svedala Industri AB and its Dynapac Division and the Toro Company, most of which are customers in both North America and Europe. The Company sells to a number of divisions within these OEMs, many of which make independent purchasing decisions. No individual customer, OEM or other, accounted for 10% or more of the Company's overall net sales during 1997.

     The product life cycle of the Company's hydrostatic transmissions generally has been from 15 to 25 years. A key aspect of the Company's development process has been modifying an original product design using new materials, new manufacturing techniques and engineering development in order to increase the life of a product while maintaining the original outside housing. This "design stretch" process happens over a period of years and allows optimal return on initial product development and manufacturing investment. In the future, the Company expects the life cycle of its hydrostatic transmissions to be shorter. The high power hydrostatic transmission line of products introduced by Sundstrand in 1964 was replaced by the Company's new range of Series 90 transmissions in the period from 1988 through 1996 and Series 42 transmissions beginning in 1996. Both are smaller, lighter and have more control features than the Company's earlier line of transmissions. The Company believes that OEM customers will increasingly demand smaller, lighter, higher performance transmissions with more advanced control features to be used in complete system applications.

     Hydro-Gear. The U.S. Operating Company is a 60% partner in the Hydro-Gear joint venture with Agri-Fab, Inc. The U.S. Operating Company supplied Hydro-Gear with the technology and equipment to produce bantam power hydrostatic transmissions, while Agri-Fab, Inc. supplied the technology and equipment to produce mechanical axles. Hydro-Gear, located in Sullivan, Illinois, manufactures these combined components to produce bantam power hydrostatic transmissions integrated with mechanical axles primarily for use in turf care equipment as an infinitely variable forward and reverse transmission to replace a five speed mechanical transmission and clutch package. Hydro-Gear's primary product and the reason for the joint venture company is the Integrated Hydrostatic Transaxle ("IHT"). The IHT is a completely integrated hydrostatic transmission and transaxle package that is lightweight, delivered ready to install and has 3-15 horsepower capabilities.

     Since its formation in 1991, the Hydro-Gear joint venture has achieved substantial growth and helped fuel an industry transformation from using mechanical transmissions to using IHTs. Hydro-Gear's IHTs tend to have lower prices and gross profit margins than the Company's other hydrostatic transmissions. However, higher volume levels, lower marketing costs and a lower cost of investment make these products attractive to the Company. The Hydro-Gear joint venture has provided the Company the opportunity to meet certain customers' vehicle transmission and work function needs on a broader basis. Customers of Hydro-Gear include MTD, the manufacturer of Yardman and Cub Cadet, Toro, the manufacturer of Wheelhorse, and Frigidaire Home Products, a manufacturer of lawn tractors, primarily for Sears.

  Electrohydraulics

     Sauer designs and manufactures electrohydraulic valves and electronic controls, including microprocessor-based controls and electronic sensors through its electrohydraulics operations in the United States and also designs electrohydraulic products in Germany. Electrohydraulic controls and sensors integrate hydraulics, hydrostatic transmissions and mechanical components with electronic controls and are used by OEMs of off-highway mobile equipment to control both the Company's hydraulic systems as well as the hydraulic systems of other manufacturers. The electrohydraulic products bring together the propulsion function and the work function by providing standard or custom designed controls. These easy-to-use, cost-effective systems are designed to allow vehicles to work effectively and more efficiently by performing more vehicle functions at an economical cost. The Company is able to design and sell systems to fit particular vehicle needs.

     Increasingly, the Company's hydrostatic transmission sales include controls made by the Company's electrohydraulics unit. The Company's electrohydraulic products include electrohydraulic servo valves, electrohydraulic directional control valves, microprocessor controls and software, analog control boards, joy sticks and sensors. Common applications of the Company's electrohydraulic products have been for the work function of agricultural combine harvesters and road building equipment. While electrohydraulics' net sales are not a significant part of the Company's overall net sales, the Company believes that OEM customers increasingly prefer purchasing hydraulic products from manufacturers, such as the Company, that can provide a sophisticated integrated system for both the propulsion and work functions, together with an electronic control system. Certain of the Company's OEM customers, however, also design and manufacture their own electronic controls for use with the Company's, as well as other manufacturers', hydraulic systems. Certain of the Company's electrohydraulic products are purchased by customers for use with other manufacturers' hydraulic systems.

     In February 1994, the Company acquired CCI in order to further expand into the electrohydraulic valve market. CCI manufactures and designs electrohydraulic valves primarily for combine harvesters. Electrohydraulic valves are used to direct the hydraulic power to the various parts of the vehicle that require power.

  Gear Pumps and Motors

     The Company designs, manufactures and sells custom designed gear pumps as well as a broad range of high performance standard gear pumps and motors. Gear pumps and motors are the most widely used type of mobile hydraulic pump and motor in the industry. They are the basic "workhorse" product for numerous work functions across a broad range of mobile equipment, because they are sturdy in design and able to withstand dirt and contamination in poorly maintained equipment. They are also very cost-effective components in replacing mechanical work-function devices. The disadvantages of gear pumps and motors are their limited controllability compared to open circuit piston pumps and the limited oil pressure levels and horsepower at which they operate. As OEMs seek higher performance, there is a trend to replace mechanical devices with gear pumps and motors, as well as a steady transition from gear pumps to open circuit piston pumps. One such area is the hydraulic drive of engine cooling fans on buses and recreational vehicles. Using gear pumps and motors and electronic temperature sensors and valves, the hydraulic drive allows the cooling system to operate independently of engine speed, both saving energy and more efficiently using engine power.

     At its Swindon, England facility, special purpose, customized gear pumps are designed primarily for agricultural and construction applications. Increasingly, these gear pumps integrate hydraulic control devices that were previously located elsewhere in the work function system. This reduces the number of interconnecting hydraulic tubes and hoses in the system, thereby reducing cost and improving system reliability.

     Sauer's range of standard gear pumps and motors offers higher oil pressure and power levels and better performance and reliability than the products of the Company's competitors. Most of the Company's gear pump and motor sales have been made in Europe. Until 1997, the Company produced standard gear pumps and motors only in Bologna, Italy. In 1997, it started the production of standard gear pumps and motors at the West Branch, Iowa facility. With the 1997 commencement of gear pump production in West Branch, Iowa, the Company expects to increase sales of these products in the United States.

  Open Circuit Piston Pumps

     Open circuit piston pumps are used to transform mechanical power from the engine to hydraulic power for the work functions of the vehicle. The advantages of open circuit piston pumps compared to other types of pumps, such as vane or gear pumps, are the high degree of control within the work function hydraulic system and the more efficient use of engine power. In addition, open circuit piston pumps are able to operate at higher power levels. Increasingly, OEMs, in particular agricultural tractor manufacturers, demand the advantages of open circuit piston pumps as work functions transition to integrated electrohydraulic controls, despite the premium price of an open circuit piston pump, typically more than twice the price for a gear or vane pump.

     Sauer designs and manufactures open circuit piston pumps in the United States and Europe. The design and manufacture of open circuit piston pumps has a certain commonality with the design and manufacture of closed circuit piston pumps used in hydrostatic transmissions. Drawing on its vast experience in the design of hydrostatic products, the Company's new Series 45 open circuit piston pumps have been well received by the market because of their compact size, high performance and reliability.

     At its Swindon, England facility, the Company designs and manufactures special purpose open circuit piston pumps, which combine general features of a work function system, with oil filtration, main transmission actuation and steering pump, into one assembly. Used primarily by agricultural tractor manufacturers, an integrated package assembly allows the OEM to increase work function performance, improve vehicle reliability, reduce total hydraulic system cost by eliminating other hydraulic components and reduce the labor costs to install the system. The sale of a typical integrated package more than doubles the dollar content of Sauer's products in an agricultural tractor.

  Mechanical Gear Boxes

     In Europe, the Company designs and manufactures a range of special purpose mechanical gear boxes. The gear boxes are used in both propulsion and work function systems to reduce the output speed of a hydraulic motor down to the desired final speed of the wheel or track of a vehicle or the final speed of the work function. The gear boxes are complementary to the Company's hydrostatic transmission product line and sold almost exclusively as components within a system.

MANUFACTURING

     Sauer operates 13 manufacturing facilities in the United States, Europe and China. The Company's decentralized manufacturing capabilities allow it to adapt its products to local market needs and meet customer delivery requirements on a timely basis. It is the Company's view that the optimum size for a stand-alone manufacturing facility is in the range of 200 to 300 employees. Beyond this level it is more difficult to develop the work structure and communication lines that the Company believes are important to achieving its goals.

     In North America, the Company manufactures hydrostatic transmissions at its Ames, Iowa facility and at its La Salle and Freeport, Illinois facilities. A new manufacturing facility is planned for Lawrence, Kansas, to be in operation in late 1998 to produce medium power hydrostatic transmissions. The new facility will free operating capacity at Ames to allow expanded production of the Series 90 high power hydrostatic transmission. Sauer has several flexible manufacturing systems ("FMS") at the Ames facility for machining iron housings and components. The systems, which are fully automated and computer controlled, operate an average of 20 hours per day, seven days a week. The Company has extensive experience with this type of equipment, and expects that future machinery investment will be heavily oriented toward FMS to meet customers' "just in time" needs and to minimize inventories. The La Salle facility is primarily used to machine iron housings and components. The Freeport facility is primarily used to machine steel and brass components from barstock. Both facilities utilize computer controlled and special purpose equipment, including robotics. Housings and components machined at the La Salle and Freeport facilities are transported by common carriers to the Ames facility for assembly and testing.

     In Europe, the Company produces hydrostatic transmissions at its Neumunster, Germany facility. Iron housings and components are machined on special purpose equipment and standard computer controlled equipment with specially adapted features. The Neumunster facility also employs automated material handling equipment designed specifically for the manufacture of the Company's hydrostatic transmissions. In addition, the Company has begun manufacturing hydrostatic transmissions and components and mechanical gear boxes at two facilities in Slovakia. The Slovakia facilities supply components to the Neumunster and Ames facilities, and produce mechanical gear boxes, at much lower cost levels than the Company's other manufacturing locations. In East Asia, the Company produces hydrostatic transmissions at the Pudong, Shanghai facility.

     The Company designs and manufactures open circuit piston pumps at its Ames, Iowa and Swindon, England facilities. The Company designs and manufactures electrohydraulic valves and electronic controls, including microprocessor-based controls and electronic sensors, at its Minneapolis, Minnesota and Newtown, Pennsylvania facilities and also designs electrohydraulic products at the Neumunster facility. Custom-designed gear pumps and motors are manufactured at the Swindon, England facility and standard-designed gear pumps and motors are manufactured at the Bologna, Italy and West Branch, Iowa facilities. The West

Branch gear pump plant was completed and put into production in 1997. In addition to using special purpose equipment and standard computer controlled machines similar to the Ames and Neumunster facilities, all gear pump plants utilize high precision gear-making machinery with automated material handling.

     The Company uses common computer aided design and manufacturing systems in its Ames and Neumunster facilities. This permits engineering and development work carried out at one facility to be used by the other facility and helps ensure that parts made at both facilities are identical and interchangeable. In the near future, all the Company's engineering and manufacturing locations will be connected into the same system.

     In addition to its engineering, research and development staff, the Company employs in its manufacturing departments a number of engineers and technicians who are responsible for the development of new manufacturing techniques and processes and providing technical services for manufacturing.

MARKETING AND SALES

     In North America, the Company sells and distributes its products directly to large OEMs and through independent distributors to smaller OEMs. In Europe, the Company sells and distributes its products either directly or through sales subsidiaries located in Belgium, France, Holland, Italy, Slovakia, Spain, Sweden and the United Kingdom. Sales and marketing efforts include advertising and participation in trade shows, but the Company relies primarily on direct contact between the Company's technically qualified sales and engineering staff and its customers' engineering and manufacturing departments.


     Sauer seeks to develop a close working relationship with its principal OEM customers. The Company's engineers work directly with those OEMs from initial product design and specifications to field testing. In some instances, the Company has a design engineer resident within the customer's engineering department to facilitate and accelerate customized product development. The Company also provides service support and service parts to further develop strong and close working relationships with its customers. Sales and marketing to smaller OEMs in North America are conducted primarily by independent distributors in the United States. The independent distributors receive Company training, including factory training for their service engineers, and handle sales support and service of the Company's products. Total North American employment for marketing, sales and service was 136 persons at December 31, 1997. In Europe, the networks of independent distributors do not exist to the same extent as in North America. Therefore, the Company sells directly to both large and small OEMs and employs a relatively larger number of sales and service engineers in Europe. Total European employment for marketing, sales and service was approximately 175 persons at December 31, 1997.


     In order to secure long-term production orders, the Company first must convince prospective OEMs that it has the technical capabilities, production facilities and quality products that they require. After a period of time during which the prospective OEM customer assesses the technical capabilities and other attributes of various manufacturers, one of the competing manufacturers usually is selected to begin work on developing prototype offerings. After the development and testing phase is completed, the manufacturer selected for prototype development is typically selected by the OEM to be the supplier for long-term production orders during the production life of the equipment. Changing to an alternative manufacturer at this point would be very costly to the OEM and is therefore highly unusual. It can be up to a four-year process from initial assessment to commencement of purchases by the OEM. By producing highly specialized, made to order products, the Company has been able to develop long-term relationships with many of its customers.

     In response to recent desires of many of its OEM customers to reduce the number of their suppliers by purchasing more components from fewer suppliers, the Company has expanded its production of systems that integrate hydraulics, hydrostatics and mechanics with electronic controls. The Company carries this integration process even further, in some cases by joining forces with an engine manufacturer and steering system supplier. The Company at times combines its components with those of others in completely integrated assemblies. Such ventures are cost effective, because they help the Company to work at the system level and provide an opportunity to meet customer vehicle propulsion and work function needs on a broader basis.

     In accordance with standard industry practice for mobile hydraulics, the Company warrants its products to be free from defects in material and workmanship. The warranty period varies from one to three years from the date of first use or date of manufacture, depending on the type of product or, in some cases, the application. The Company's warranty expense has been less than 1.5% of net sales in each of the past three years.

     Because many of its products are designed and developed in conjunction with its customers' design teams to fit their specific needs and to minimize inventory levels, the Company primarily manufactures products to order in both the United States and Europe. The Company typically machines components with long lead times according to a sales forecast and machines certain unique components for specific customers according to firm orders. Inventories consist primarily of raw materials and machined iron housings and components. Only small amounts of assembled finished units are maintained in inventory.

     The Company does not normally accept orders subject to late delivery penalties. On occasion, the Company sells its products to government agencies, including those used for military applications, but does not design its products specifically according to government standards and usually only enters into contracts for the supply of commercial products. There are no government contracts of material value to the Company.

ENGINEERING, RESEARCH AND DEVELOPMENT

     The engineering and technical personnel employed in engineering, research and development activities of the Company constitute approximately 7.4% of its total work force, 152 in the United States and 124 in Europe. The Company's engineering, research and development efforts have included development of new products, testing, evaluation and improvement of existing products and the development of proprietary software for its microprocessor-based systems. Engineering, research and development are coordinated between Europe and the United States so as to avoid duplication and to focus expenditures on the most productive market developments. The Company also works on basic developments with a number of universities and technical institutes and believes that its access to technical developments in the United States, Europe, Japan and elsewhere around the world through its business units and licensing arrangements will enable it to remain competitive on a technological basis.

     Recent engineering, research and development projects have included hydro-mechanical products, a new line of microprocessor controls and new sizes of open circuit piston pumps. The Company's research and development expenditures during 1995, 1996 and 1997 were approximately $18.8 million, $20.5 million and $20.7 million, respectively.

     The Company's research and development efforts provide many products, including software, that are specifically designed for a customer. The Company's products are very technical in nature, and its design team is a key component of the sales effort. Design team members work closely with the customer's design team to develop prototypes and specialized products that are specific to a particular application. The design of a Company product or system is often created in collaboration with the design of the customer's vehicle of which the Company's product or system will be a component part.

     The Company has been able to use technology in order to reduce development times. Each product prototype is designed using Computer Assisted Design ("CAD") to create a three-dimensional design that can be electronically transmitted to Company suppliers. Because of the enhanced design techniques, the supplier can often prepare a sample part in a short period of time that can be tested in the Company's manufacturing facility. As a result, the average development time of new products has been reduced from four years in the early 1980s to 18 months currently.

LICENSING

     To ensure worldwide availability of the Company's design of products, the Company and its predecessors have licensed its technology to companies in certain countries. The Company licenses all its open and closed circuit piston pumps and motor and electrohydraulic valve technology to a subsidiary of Daikin Industries Ltd. in Japan and licenses its original hydrostatic transmission technology to Power Transmission Industries in

Brazil and Larsen & Toubro Ltd. in India. These licenses generally are exclusive licenses to manufacture and sell hydrostatic transmissions using the Company's technology in the territory covered by the license. In each license agreement, the Company reserves the right to sell products based on the licensed technology in the territory covered by the license but primarily relies on the licensee to supply the market needs in the territory. These licenses generally provide for annual royalty payments based on the licensee's net sales. Royalty income generated by these licenses during 1995, 1996 and 1997 was approximately $1.7 million, $1.2 million and $1.2 million, respectively.


     Sauer and its predecessors have had a long-standing working relationship with the Company's principal licensee, Daikin. The Daikin license, first granted by one of the Company's predecessors in 1967, has been renewed for successive ten-year periods and currently expires in 2008. All the Company's open and closed circuit piston pump and motor and electrohydraulic valve technology is licensed to Daikin under an agreement which allows the Company to benefit from any improvements to the technology made by Daikin and vice versa. The Company and Daikin jointly design and market products to meet worldwide needs and frequently cooperate in the manufacture of components and complete products so as to optimize the utilization of manufacturing capacity.


     Through these licensing arrangements the Company is able to serve its North American and European OEM customers as they expand their manufacturing operations to other parts of the world. Management believes that the worldwide availability of the Company's products and the local manufacturing capabilities of its licensees play an important part in the decision of an OEM as to which supplier to use.

COMPETITION

     The mobile hydraulics industry is very competitive. Sauer competes based on technological product innovation, quality and customer service. The Company believes that long-term successful suppliers to off-highway vehicle manufacturers will be those companies that have the ability to capitalize on the changing needs of the industry by providing technological innovation, shorter product development times and reduced manufacturing lead times.

  Closed Circuit Hydrostatic Transmission Industry

     The closed circuit hydrostatic transmission industry is highly concentrated and is intensely competitive. There is a small number of manufacturers of hydrostatic transmissions with which the Company competes worldwide that are not captive suppliers of OEMs. These include the Rexroth Hydromatic division of Mannesmann AG, Eaton Corporation, Linde AG and Aeroquip-Vickers. In addition, the Company competes with alternative products, such as mechanical transmissions of other manufacturers.

     The Company competes with a number of smaller companies that typically offer a single, specialized product on a more limited geographic basis as a component of a closed circuit hydrostatic transmission system.

     In terms of global supply of closed circuit hydrostatic transmissions, the Company, together with its licensees, is the world leader in terms of product range, market share and geographic coverage. Only the Rexroth unit of Mannesmann offers similar geographic coverage.

  Open Circuit Work Function Industry


     The open circuit work function industry is fragmented with a large number of suppliers of all types of products, including open circuit piston pumps, gear pumps and motors, hydraulic and electrohydraulic valves, electronic sensors and controls, and with intensive competition on pricing at the component level. There are approximately ten major companies which compete on a global basis, including the Rexroth unit of Mannesmann, Aeroquip Vickers, Parker Hannifin Corporation, Robert Bosch AG and Eaton Corporation, and in Japan, Kayaba and Kawasaki. The supply of standard gear pumps and motors and hydraulic valves is particularly fragmented with more than 50 companies worldwide in each respective area. Most of these competitors have a limited product range and operate in a limited geographic market.

  Electrohydraulics Industry


     In the electrohydraulics industry, which covers both propulsion and work function systems, there are few suppliers of propulsion system controls and only three are worldwide competitors. The main competition in this area comes from major OEMs who produce controls for their own use. In work function electrohydraulic valves, electronic sensors and controls, there is a wide range of niche suppliers in limited geographic markets. In recent years, larger companies have increasingly acquired these niche or regional suppliers and thereby have improved their ability to offer integrated systems. The Company believes it is well positioned to establish itself as a technology leader in the workfunction segment, as there is no clearly established technology in this sector that is deemed to be an industry standard.


RAW MATERIALS AND OTHER SUPPLIES

     The Company purchases iron housings and components from various U.S. and European foundries. The principal materials used by the Company are iron, steel, brass and aluminum. All materials used by the Company are generally available from a number of domestic and foreign sources in sufficient quantities to meet current requirements. Over the past five years, the Company has reduced the number of suppliers with which it does business from 1632 in 1993 to 479 in 1997. The Company believes this move to a reduced number of suppliers results in a closer working and technical relationship with its suppliers that contributes to advances in technology. Further, these suppliers are expected to provide more efficient, reliable service and more competitive prices when selected as the single supplier.

BACKLOG

     The amount of the Company's backlog is significant because, among other factors, customer orders typically involve long lead times and specific model types. At December 31, 1997, the Company's backlog (consisting of accepted but unfilled customer orders primarily scheduled for delivery during the remainder of 1998) was $277.5 million, as compared with $227.0 million at December 31, 1996. However, orders can be cancelled or rescheduled by customers. Thus, the level of orders currently in backlog could decline because of cancellation or rescheduling.

EMPLOYEES

     As of December 31, 1997, the Company had approximately 3,750 employees. The Company's 1,800 employees in the United States are not represented by labor unions, except for the 190 employees at the Company's La Salle, Illinois facility. These employees are covered by a collective bargaining agreement with the United Auto Workers which expires in the fall of 2001. Almost all 1,900 employees of the Company in Europe, other than managerial and professional employees, are represented by labor unions. The Company has not experienced any significant strike or work stoppage during the last three years. Management believes its relationship with employees is good.

     Sauer is committed to the continuous development of employee skills at all levels to achieve the required innovation, flexibility, productivity and total quality needs of customers. Known within the Company as "Reaching for Excellence," this process of continuing investment in skills has led to widespread recognition by customers and suppliers that the Company can carry through with the type of major developments, in all areas of operation, required of a world class company.

PROPERTIES


     Sauer conducts its manufacturing operations at 13 locations, seven in the United States, one in Germany, two in Slovakia and one each in Italy, the United Kingdom and China. As discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" to support its growth strategy the Company plans to substantially increase its manufacturing capacity in the United States and Europe.

     The following table sets forth certain information relating to the Company's principal facilities:


                                                                          APPROX.
                                                                          AREA IN
                 LOCATION                       PRINCIPAL PRODUCTS        SQ. FT.     OWNED/LEASED
                 --------                       ------------------        --------    ------------
UNITED STATES
  Ames, Iowa...............................  Hydrostatic transmissions    330,000     Owned
  La Salle, Illinois.......................  Hydrostatic transmissions    240,000     Owned
  Freeport, Illinois.......................  Hydrostatic transmissions    183,000     Owned
  Minneapolis, Minnesota...................  Electrohydraulics             75,000     Leased
  West Branch, Iowa........................  Gear pumps and motors         99,000     Owned
  Newtown, Pennsylvania....................  Electrohydraulics             96,000     Leased
  Sullivan, Illinois.......................  Hydrostatic transmissions    141,000     Owned
EUROPE
  Neumunster, Germany......................  Hydrostatic transmissions    463,000     Leased  (1)
                                             and electrohydraulics
  Povazska-Bystrica, Slovakia..............  Hydrostatic transmissions    315,000     Owned
                                             and mechanical gear boxes
  Dubnica, Slovakia........................  Hydrostatic transmissions    230,000     Leased
  Swindon, England.........................  Gear pumps                   222,000     Leased
  Bologna, Italy...........................  Gear pumps and motors        246,000     Owned
ASIA
  Shanghai/Pudong, China...................  Hydrostatic transmissions    105,000     Leased


---------------


(1) See "Relationship with Principal Stockholder -- Lease Agreement for and Purchase of Neumunster Facilities."


ENVIRONMENTAL MATTERS


     In all countries in which it operates, the Company is subject to environmental laws and regulations concerning emissions to air, discharge to waterways and the generation, handling, storage, transportation, treatment and disposal of waste materials. These laws and regulations are constantly evolving, and it is impossible to predict accurately the effect they will have on the Company in the future. The regulations are subject to varying and conflicting interpretations and implementation. In some cases, compliance can only be achieved by additional capital expenditures. The Company cannot accurately predict what capital expenditures, if any, may be required to comply with applicable environmental laws and regulations in the future; however, the Company does not currently estimate that any future capital expenditures for environmental control facilities will be material. The Company is not currently subject to any governmental remediation order nor is the Company aware of any environmental problems that would have a material adverse effect on the Company.


PATENTS AND TRADEMARKS


     The Company owns or licenses rights to approximately 240 patents and trademarks relating to its business. While the Company considers its patents and trademarks important in the operation of its business and in protecting its technology from being used by competitors, its business is not dependent on any single patent or trademark or group of related patents or trademarks. The Company licenses the use of the Sundstrand name from Sundstrand under agreements that extend to March 31, 2004. The Company does not expect to seek renewal of the license.


LEGAL PROCEEDINGS

     The Company is involved in certain legal proceedings in the ordinary course of its business. Management believes that the outcome of such proceedings will not have a material adverse effect upon the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information regarding the directors and executive officers of the Company as of December 31, 1997:

         NAME           AGE                             POSITION
         ----           ---                             --------
Klaus H. Murmann......   66    Chairman and Chief Executive Officer and Director
Tonio P. Barlage......   46    President and Chief Operating Officer and Director
David L. Pfeifle......   52    Executive Vice President and General Manager -- United
                               States
                                 and Director
David J.                 50    Vice President, Sales and Marketing -- United States
  Anderson(1).........
Thomas K. Kittel(2)...   49    Vice President, Operations -- Germany and Slovakia
Wolfgang Weisser(2)...   54    Vice President, Sales and Marketing -- Europe
James R. Wilcox(1)....   51    Vice President and General Manager -- Hydrostatics U.S.
Kenneth D. McCuskey...   43    Treasurer and Secretary
Nicola Keim...........   37    Director
Johannes F.              40    Director
  Kirchhoff...........
Sven Murmann..........   30    Director
Agustin A. Ramirez....   51    Director
Richard M.               60    Director
  Schilling...........

---------------
(1) David J. Anderson and James R. Wilcox are Vice Presidents of the U.S. Operating Company, not Sauer Inc.

(2) Thomas K. Kittel and Wolfgang Weisser are Vice Presidents of the German Operating Company, not Sauer Inc.


     The Company's Board of Directors is divided into three classes with the initial term of the first class expiring at the annual meeting of the stockholders to be held in 1999 (Ms. Keim and Mr. Klaus H. Murmann), the second class expiring at the annual meeting of stockholders to be held in 2000 (Messrs. Barlage, Sven Murmann and Schilling), and the third class expiring at the annual meeting of stockholders to be held in 2001 (Messrs. Kirchhoff, Pfeifle and Ramirez). The executive officers of the Company are elected annually and serve at the discretion of the Board of Directors.



     Klaus H. Murmann has served as Chairman and Chief Executive Officer of Sauer and its predecessor since 1987. Mr. Murmann founded Sauer Getriebe in 1967 which, as a licensee of and later joint venture partner with Sundstrand, has been involved in hydrostatics since 1967. He is a member of the supervisory boards of Fried. Krupp AG, Hoesch-Krupp, Essen, a German industrial company, Gildemeister AG, Bielefeld, a German manufacturer of machine tools, and PreussenElektra AG, Hannover, a German utility. He is Chairman of the Board of Gothaer Insurance Group, Gottingen/Cologne, a German insurance company, Chairman of the Board of PSVaG, a national pension fund, a member of the board of Bankgesellschaft Berlin AG, Berlin, a German bank, a member of the advisory board of Landesbank Schleswig-Holstein Girozentrale, a bank owned principally by institutions belonging to various States of Germany, and a director of GKN PLC, United Kingdom, a manufacturing company. Mr. Murmann is also a director of Sundstrand. For a description of his transactions with the Company, see "Relationship with Principal Stockholder."


     Tonio P. Barlage has been President and Chief Operating Officer of the Company since 1994. Prior to attaining his current position in 1994, Mr. Barlage was the Chief Financial Officer of the Company and its predecessor from 1987 to 1994. From 1986 to 1987, Mr. Barlage was also Chief Financial Officer of Sauer Getriebe. Prior to joining the Company in 1986, Mr. Barlage was with Arthur Andersen & Co.

     David L. Pfeifle has been Executive Vice President of Sauer and President of the U.S. Operating Company since 1994. Mr. Pfeifle joined Sundstrand in 1971 and held various management positions with increasing responsibility until 1994. Mr. Pfeifle is a member of the board of the Construction Industry Manufacturers Association and of the National Fluid Power Association.

     David J. Anderson has been Vice President, Sales and Marketing, United States of the U.S. Operating Company since November 1997. Mr. Anderson joined Sundstrand in 1984 and has held various management positions within sales and marketing with increasing responsibility until 1997. Prior to joining the Company, Mr. Anderson was Director of Business Development and Manager of Sales with Dyneer Corporation.

     Thomas K. Kittel has been Vice President, Operations of the German Operating Company since January 1997. He joined the German Operating Company as Director of Information Technology in 1988 and later became Director of Production and Logistics. In 1994, he also undertook responsibility for Engineering and the Slovakian operations.


     Wolfgang Weisser has been Vice President, Sales and Marketing, Europe of the German Operating Company since January 1997. Between 1991 and 1997, Mr. Weisser was Director of Marketing. Mr. Weisser joined Sauer Getriebe in 1967 and held various management positions with increasing responsibility until 1991.



     James R. Wilcox has been Vice President and General Manager -- Hydrostatics United States of the U.S. Operating Company since 1995. From 1992 to 1995, Mr. Wilcox was Vice President of Operations. Prior to joining the Company, Mr. Wilcox was Vice President, Operations and Plant Manager with Borg Warner Automotive, Inc.


     Kenneth D. McCuskey has been the Treasurer and Secretary of Sauer since 1989. He was International Controller of the Company from 1988 to 1989. Mr. McCuskey has also been the Director of Finance of the U.S. Operating Company since 1991.

     Nicola Keim has been a Director of the Company since April 1990. Ms. Keim served as a Member of the Supervisory Board of Sauer Getriebe, a predecessor of the German Operating Company, from November 1990 through June 1997. Ms. Keim is the daughter of Klaus H. Murmann.

     Johannes F. Kirchhoff has been a Director of the Company since April 1997. Mr. Kirchhoff has been owner and Managing Director of the FAUN Umwelttechnik GmbH & Co., a manufacturer of vehicles for waste disposal, since December 1994. From November 1989 through November 1994, Mr. Kirchhoff served as a Managing Director of Edelhoff Polytechnik GmbH & Co., a manufacturer of vehicles for waste disposal. Mr. Kirchhoff also served on the Board of Directors of Edelhoff AG & Co., the holding company of Edelhoff Polytechnik GmbH & Co., from June 1993 through November 1994; from June 1993 through December 1993, he served as deputy member of the Board of Directors and thereafter as a Member of the Board of Directors.

     Sven Murmann has been a Director of the Company since April 1994. Mr. Murmann has served as an Assistant Professor at the University of Zurich since October 1997. He was a research assistant at Ludwig-Maximilians University in Munich from April 1994 through August 1995. Mr. Murmann is the son of Klaus H. Murmann.


     Agustin A. Ramirez has been a Director of the Company since December 1997. Since 1987, Mr. Ramirez has served as President, Chief Executive Officer and Chairman of HUSCO International, Inc., a manufacturer of hydraulic controls for mobile equipment applications with operations in North America and Europe. He served as past Chairman of the Board of the National Fluid Power Association and as a member of the Advisory Board of Bank One Wisconsin.



     Richard M. Schilling has been a Director of the Company since 1985. He began his career at Sundstrand Corporation in March 1968 as a corporate attorney and assistant secretary. In 1978, he was named General Counsel and Vice President and, in 1988, he was elected Secretary of Sundstrand Corporation. Mr. Schilling retired from Sundstrand Corporation on December 31, 1997 and is currently a partner at Hinshaw & Culbertson, a law firm in Rockford, Illinois.

     Directors who are not employees of the Company receive annual retainers of $12,000 plus expenses relating to their duties as directors.


COMMITTEES OF THE BOARD

     Audit Committee. The Audit Committee is composed of three directors, none of whom is an employee of the Company. The Audit Committee makes recommendations to the Board of Directors regarding the independent auditors to be nominated for election by the stockholders, reviews the scope of the annual audit activities of the independent auditors and the Company's internal auditors and reviews audit results. R. Schilling, J. Kirchhoff and A. Ramirez are the current members of the Audit Committee.


     Compensation Committee. The Compensation Committee is composed of three directors none of whom is an employee of the Company. The Compensation Committee reviews and determines the salaries of the executive officers of the Company. J. Kirchhoff, A. Ramirez and R. Schilling, are the current members of the Compensation Committee. The Compensation Committee administers the Company's Bonus Plan and the Sauer Inc. 1998 Long-Term Incentive Plan.


     Executive Committee. The Executive Committee is composed of three directors. Subject to certain exceptions, the Executive Committee is empowered to exercise all powers of the Board of Directors. The Executive Committee administers the Company's Phantom Share Plan and the Company's Management Incentive Plan. K. Murmann, T. Barlage and D. Pfeifle are the current members of the Executive Committee.


NON-EMPLOYEE DIRECTOR STOCK PLAN



     General. The Sauer Inc. Non-employee Director Stock Option and Restricted Stock Plan (the "Non-employee Director Stock Plan") was adopted by the Board of Directors on March 12, 1998 and approved by the stockholders on April 22, 1998. In general, the Non-employee Director Stock Plan permits the grant of awards of non-qualified stock options and restricted Common Stock to directors of the Company who are not also employees of the Company. The Non-employee Director Stock Plan is designed to attract and retain outstanding individuals as non-employee directors and to furnish incentives linked to the performance of the Company and its Common Stock. The total number of shares of Common Stock to be issued under the Non-employee Director Stock Plan shall not exceed 250,000 shares.



     Plan Administration. The Non-employee Director Stock Plan will be administered by the Board of Directors, excluding those directors who are eligible to participate under the Non-employee Director Stock Plan. The Board of Directors will have the discretion, in accordance with the provisions of the Non-employee Director Stock Plan, to determine the number, the value, and other terms and conditions of options and restricted Common Stock to be granted under and to construe and interpret the Non-employee Director Stock Plan.



     Stock Options. Beginning with the annual meeting of stockholders in April of 1999, following which the Board of Directors has agreed that automatic annual stock options under the Non-employee Director Stock Plan should begin, each non-employee director shall be granted a non-qualified stock option to purchase such number of shares of Common Stock as the Board of Directors shall determine in its absolute discretion, effective on the day following such annual meeting. However, the Board of Directors has the discretion to make additional non-qualified stock option grants to non-employee directors at any time, and to determine the number of shares of Common Stock to which each such option pertains. The grants of and number of shares of Common Stock pertaining to non-qualified stock options need not be uniform among the participants. Unless otherwise determined by the Board of Directors at the time of grant, the exercise price for each option under the Non-employee Director Stock Plan shall be at least equal to 100% of the fair market value of a share of Common Stock on the date the option is granted. Unless otherwise designated by the Board of Directors, all options granted under the Non-employee Director Stock Plan shall vest 100% and be immediately exercisable in whole or in part on the date of grant, and shall remain exercisable until the tenth anniversary of the grant date. Unless otherwise designated by the Board of Directors, in the event of death or disability of a participant, all vested options held by such participant shall remain exercisable at any time prior to such options' expiration date, or for one year after the date of death or the date of disability (as determined by the Board of Directors), whichever period is shorter, by the Participant or his or her heirs or designees. If a director ceases to serve on the Board of Directors for reasons other than death or disability, all vested options shall remain exercisable for six months following the date the director's service on the Board of Directors terminates or until the expiration date of the options, whichever period is shorter. The exercise price of any option under the Non-employee Director Stock Plan shall be payable to the Company in cash or in Common Stock, or by a combination of both. Options under the Non-employee Director Stock Plan can be transferred other than by will or the laws of dissent and distribution, but only if and to the extent provided by the Board of Directors.



     Restricted Stock. Beginning with the annual meeting of stockholders to be held in April 1999, following which the Board of Directors has agreed that automatic restricted Common Stock grants should begin, upon first being elected or appointed to the Board of Directors, newly elected or appointed non-employee directors will each receive a one-time grant of such number of shares of restricted Common Stock as the Board of Directors shall determine in its absolute discretion on the day following such election or appointment. The persons who are currently non-employee directors and who continue as non-employee directors will each also receive a one-time grant of such number of shares of Common Stock as the Board of Directors may determine in its absolute discretion, on the day following the meeting of the Board of Directors to be held in September of 1998. However, the Board of Directors has the absolute discretion to provide additional grants of restricted Common Stock at any time and to determine the number of shares of Common Stock pertaining to each such grant. The number of shares of Common Stock pertaining to grants of restricted stock need not be uniform among the participants. Unless otherwise designated by the Board of Directors, all shares of restricted Common Stock granted under the Non-employee Director Stock Plan shall vest ratably over a three-year period such that one-third of the award vests on each anniversary of the date of grant. The Board of Directors may impose other conditions or restrictions on any shares of restricted Common Stock as it may deem advisable, including, without limitation, restrictions: that require the participant's payment of a stipulated purchase price; restrictions based upon the achievement of specific performance goals; time-based restrictions on vesting following the attainment of the performance goals; and restrictions under applicable federal or state securities laws or other statutes. During the restriction period, the participant is not entitled to delivery of the restricted Common Stock, restrictions are placed on the Common Stock's transferability and, unless otherwise determined by the Board of Directors, the Common Stock will be forfeited upon termination of service from the Board of Directors for any reason. A holder of restricted Common Stock will generally have the rights and privileges of a stockholder, including the right to vote the Common Stock.



     Change of Control. In the event of a change of control of the Company (as defined in the Non-employee Director Stock Plan): (i) any options outstanding under the Non-employee Director Stock Plan that have not already vested shall become immediately exercisable and shall remain exercisable throughout their entire term; and (ii) all restriction periods and restrictions imposed on outstanding restricted Common Stock shall immediately lapse, other than any restrictions under applicable federal or state securities laws or other statutes.



     Plan Amendments or Termination. The Board may terminate or suspend the Non-employee Director Stock Plan in whole or in part, at any time, with respect to all future grants and awards.

EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE


                                                                                          LONG-TERM
                                                   ANNUAL COMPENSATION                 COMPENSATION(1)
                                      ---------------------------------------------    ---------------
                                                                     OTHER ANNUAL           LTIP
NAME AND PRINCIPAL POSITION   YEAR    SALARY ($)    BONUS ($)      COMPENSATION ($)      PAYOUTS ($)
---------------------------   ----    ----------    ---------      ----------------    ---------------
Klaus H. Murmann............  1997     $475,000     $450,000(2)            --                  --
  Chairman and CEO
Tonio P. Barlage............  1997      375,000      350,000(2)            --                  --
  President and COO                                  200,000(3)
David L. Pfeifle............  1997      246,981      220,002(2)         5,760(4)           46,400(5)
  Executive Vice President
  and General
  Manager -- U.S.
James R. Wilcox.............  1997      157,546       81,766(6)         6,000(4)               --
  Vice President of U.S.
  Operating Company
Thomas K. Kittel............  1997      158,785(8)    25,325(6)(7)      3,560(4)           17,400(5)
  Vice President of German
  Operating Company


---------------


(1) During 1997, no awards were granted.



(2) These bonuses are paid under the 1990 Sauer Inc. Bonus Plan pursuant to which the Chairman and CEO, the President and COO and the Executive Vice President are entitled to receive payments if the Company achieves targeted financial results as specified in the plan.


(3) A one-time bonus paid to Mr. Barlage for 1997 and awarded by the Company's Compensation Committee for his efforts related to establishing the Company's Slovakian operations.


(4) Aggregate quarterly payments under the Company's Phantom Share Plan (as defined herein). Messrs. Murmann and Barlage do not participate in the Phantom Share Plan.



(5) Payments made upon the lapsing of restrictions as to certain phantom share rights granted under the Phantom Share Plan.



(6) These amounts were paid pursuant to the Company's Management Incentive Plan. Under the Management Incentive Plan officers and management personnel selected by the Executive Committee (other than officers who receive bonuses under the Company's Bonus Plan) are entitled to receive payments if the Company, the employee's business unit and the employee each achieve specified targets, respectively.



(7) Payment was made in Deutsche marks and converted to U.S. dollars using the exchange rate as of April 15, 1998.



(8) Payment to Mr. Kittel was made in Deutsche marks, which amount has been converted to U.S. dollars for this table using a weighted average annual exchange rate for 1997.



     Phantom Share Plan. Under the Company's Restated Phantom Share Plan, dated April 17, 1995, and 1996 Phantom Share Plan (collectively the "Phantom Share Plan"), certain officers and other key employees have been granted phantom share rights ("Phantom Share Rights"). Each Phantom Share Right entitles the grantee to the market value of a share of Common Stock as of the December 31 immediately prior to the date the restrictions on such Phantom Share Right lapse and, until the restrictions lapse, a quarterly payment in an amount determined by the Board of Directors. It is anticipated that such quarterly payment will equal the quarterly dividend, if any, declared by the Board of Directors on a share of Common Stock. The Phantom Share Plan is administered by the Executive Committee of Sauer.



     The restrictions on Phantom Share Rights lapse as to 20% of the aggregate number of such rights granted on any particular date on the expiration of the fifth, sixth, seventh, eighth and ninth years after their grant, provided the grantee remains continuously in the employ of the Company. If a grantee's employment is terminated by reason of retirement at or after age 65, death, or, with the consent of the Executive Committee, early retirement, the restrictions on such grantee's Phantom Share Rights will lapse as of the date of such termination. Upon termination of a grantee's employment for any other reason, unless the Executive

Committee determines otherwise, all Phantom Share Rights granted to such grantee shall automatically be canceled.


     A total of 400,000 Phantom Share Rights may be granted under the Phantom Share Plan, but the Executive Committee is currently authorized to grant up to an aggregate of 200,000 Phantom Share Rights. At December 31, 1997, there were 13 employees of the Company participating in the Phantom Share Plan. There were then 110,400 Phantom Share Rights outstanding, of which Messrs. Pfeifle, Kittel and Wilcox held 13,600, 8,600, and 15,000, respectively. The quarterly payments made under the Phantom Share Plan to those executive officers are set forth in the Summary Compensation Table under "Other Annual Compensation" and the payments made upon lapse of restrictions on Phantom Share Rights are set forth under "LTIP Payouts" in the Summary Compensation Table. No grants of Phantom Share Rights were made in 1997 to officers named in the Summary Compensation Table. Messrs. Murmann and Barlage do not participate in the Phantom Share Plan.



     The Board of Directors has terminated the Phantom Share Plan to be effective as of December 31, 1998. Phantom Share Rights outstanding and subject to restrictions as of the close of business on December 31, 1998 will be replaced by Restricted Common Stock and Restricted Common Stock Units under the Sauer Inc. 1998 Long-Term Incentive Plan. See "-- 1998 Long-Term Incentive Plan."



     Management Incentive Plan. Under the Company's Management Incentive Plan (the "Management Incentive Plan"), executive officers and management personnel of the Company selected by the Executive Committee are entitled to receive payments if the Company, the employee's division and/or business unit and the employee each achieve targeted financial and operating results and personal objectives. Payments under the Management Incentive Plan are determined in relation to a return on net assets ("RONA") at the Company and the employee's division and business unit levels, as applicable. Attaining certain levels of RONA equal to established benchmarks under the Management Incentive Plan and as compared to the budget will result in a payment equal to a percentage, as calculated under the Management Incentive Plan, of annual base compensation, provided that no payment will be made unless a minimum threshold is achieved. At December 31, 1997, there were 60 employees participating in the Management Incentive Plan. Total payments made under this plan in respect of the 1997 fiscal year to all executive officers as a group (excluding the Chairman, the President and the Executive Vice President who do not participate in the Management Incentive Plan) were $225,293.


     Bonus Plan. Under the Company's Bonus Plan (the "Bonus Plan"), the Chairman and Chief Executive Officer, the President and Chief Operating Officer and the Executive Vice President are entitled to receive cash payments if the Company achieves targeted financial results. The bonuses are measured in relation to RONA as defined under the Bonus Plan. If RONA is negative or zero, no bonus will be paid; attaining specified levels of RONA will result in a bonus equal to a specified percentage of annual base compensation, and achievement of a RONA of 25% or more will result in a maximum bonus of 100% of annual base compensation. Occasionally, a special lump sum bonus may be awarded by the Compensation Committee to reflect extraordinary achievements of the recipient.


1998 LONG-TERM INCENTIVE PLAN



     General. The Sauer Inc. 1998 Long-Term Incentive Plan (the "Long-Term Incentive Plan") was adopted by the Board of Directors on March 12, 1998, and approved by the stockholders on April 22, 1998, and shall remain in effect, subject to certain termination rights of the Board of Directors, until all shares subject to it are purchased, or until April 21, 2008. In general, the Long-Term Incentive Plan provides for the grant of awards of stock options, stock appreciation rights, restricted stock, performance units, performance shares and other incentive awards (the "Awards") to officers and key employees of the Company. The Long-Term Incentive Plan is designed to attract and retain outstanding individuals in key positions and to furnish incentives linked to the performance of the Company and its stock. The Long-Term Incentive Plan is designed to meet the requirements for tax deductibility under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), with respect to certain compensation.



     Plan Administration. The Long-Term Incentive Plan will be administered by the Compensation Committee of the Board of Directors (the "Committee"), which is comprised of non-employee directors who meet the applicable requirements of "non-employee director" under Rule 16b-3 of the General Rules and Regulations of the Exchange Act and of an "outside director" under Section 162(m) of the Code.



     The Committee will have the discretion, in accordance with the provisions of the Long-Term Incentive Plan, to determine to whom among the eligible persons an Award is granted and the terms and conditions of the Award. In making such determinations, the Committee may consider the position and responsibilities of the participant, the nature and value to the Company of his or her services and accomplishments, his or her present and potential contribution to the Company and such other factors as may be deemed relevant.



     Shares Reserved for Issuance. The total number of shares of Common Stock which may be subject to Awards or be issued under the Long-Term Incentive Plan will not exceed 2,400,000 shares, of which no more than 1,200,000 shares may be issued as restricted stock. The Long-Term Incentive Plan provides for adjustments to the number of available shares for certain corporate events, including: a corporate capitalization such as a stock split; a corporate transaction such as a merger, consolidation, spin-off or other distribution of stock or property; any reorganization; or a liquidation of the Company. The Long-Term Incentive Plan also permits Common Stock not acquired due to cancellation, expiration or termination of an Award to become available for reissuance. No Awards may be granted under the Long-Term Incentive Plan after April 21, 2008. Awards granted prior thereto may extend beyond such date, and the provisions of the Long-Term Incentive Plan will continue to apply thereto.



     Stock Options. The Long-Term Incentive Plan permits the Committee to grant Awards of stock options to participants and to determine the timing and amount of such Awards, provided that no individual can receive options for more than 200,000 shares of Common Stock in any fiscal year, subject to equitable adjustment as set forth above. The Committee may grant either non-qualified stock options or incentive stock options (as that term is defined in Section 422A of the Code). Incentive stock options may be granted only to employees of the Company. The Committee will set the exercise price for an option, provided, however, that an incentive stock option exercise price cannot be less than the fair market value of a share of Common Stock on the date such option is granted. Options shall be exercisable at such times as the Committee may determine, provided, however, that incentive stock options shall not be exercisable later than the tenth anniversary date of their grant. Additional restrictions shall apply to any incentive stock options that are granted to an employee who possesses more than 10% of the total combined voting power of all classes of shares of the Company within the meaning of Section 422(b)(6) of the Code. Nonqualified stock options can be transferred other than by will or the laws of dissent and distribution, but only if and to the extent provided by the Committee. Payment of the exercise price shall be in cash, in Common Stock or a combination of both.



     Stock Appreciation Rights. The Long-Term Incentive Plan permits the Committee to award stock appreciation rights ("SARs") to participants and to determine the timing and amount of such Awards, provided that no individual can receive more than 200,000 SARs in any fiscal year, subject to equitable adjustment as set forth above. The Committee may grant freestanding SARs or SARs in tandem with a related stock option ("Tandem SAR") or a combination of both. Unless otherwise designated by the Committee at the time of grant, the grant price of a freestanding SAR is the fair market value of a share of Common Stock on the date of grant. The grant price of Tandem SARs shall equal the exercise price of the related stock option. Unless otherwise designated by the Committee, no SAR will be exercisable after ten years from the date of grant. Upon exercise of each SAR, the holder is entitled to receive the excess of the fair market value of the Common Stock on the date of exercise over the grant price. At the discretion of the Committee, the payment upon exercise of an SAR by the Company may be in cash, in Common Stock, or a combination of both. The Long-Term Incentive Plan also permits the Committee to determine the holder's right to exercise SARs following termination of employment or service. Except as otherwise provided by the Committee. SARs cannot be transferred other than by will or the laws of dissent and distribution.



     Restricted Stock. The Long-Term Incentive Plan permits the Committee to grant Awards of restricted Common Stock ("Restricted Common Stock") to participants and to determine the timing, amount and conditions of such Awards, provided that no individual can receive more than 50,000 shares of Restricted Common Stock in any fiscal year, subject to equitable adjustment as set forth above. Shares awarded as Restricted Common Stock would be issued subject to such restrictions as the Committee may impose, including, without limitation, restrictions: that require the participant's payment of a stipulated purchase price;

that are based upon the achievement of specific performance goals; and that are based on time-based vesting and/or restrictions under applicable federal or state securities laws. During the restriction period, the participant is not entitled to delivery of the Common Stock, restrictions are placed on the Common Stock's transferability, and the Common Stock may be forfeited in the event of termination of employment or service. A holder of Restricted Common Stock will generally have the rights and privileges of a stockholder, including the right to vote the Common Stock. The Committee has discretion to remove restrictions if it deems that to be appropriate in a particular case.



     Performance Units/Shares. The Long-Term Incentive Plan permits the Committee to grant Awards of performance units and/or performance shares ("Performance Units and/or Performance Shares") to participants based upon Company performance over a period of time (a "Performance Period") determined by the Committee. At the time the Committee establishes a Performance Period for a particular Award, it will also establish Company performance measures ("Performance Measures") applicable to the Award and targets that must be attained relative to those measures. Performance Measures may be based on any of the following, alone or in combination, as the Committee deems appropriate for the Company, its subsidiaries, its affiliates and/or any subdivisions thereof:
(i) return on assets; (ii) cash flow return on investment; (iii) earnings before interest and taxes; (iv) net earnings; (v) total shareholder return; (vi) return on sales; (vii) return on equity; (viii) economic value added; (ix) division operating income; or (x) return on net assets. Following determination of the level of performance, the Company may adjust the determinations of the degree of attainment of the pre-established Performance Measures, except that no upward adjustment will be made if to do so would disqualify the payment as performance-based compensation under Section 162(m) of the Code.



     Awards may be paid by the Company in cash, Common Stock, or a combination of both following the end of the Performance Period. The aggregate maximum amount that can be paid with respect to Performance Unit Awards to any participant in respect of any Performance Period under the Long-Term Incentive Plan may not have a value in excess of the value of 50,000 shares of Common Stock, subject to equitable adjustment as set forth above. In the event of termination of employment prior to attaining the performance target, the Performance Units/Shares will be forfeited unless the Committee in its discretion otherwise determines.



     Other Incentive Awards. Subject to the terms and provisions of the Long-Term Incentive Plan, other incentive awards ("Other Incentive Awards") may be granted to participants in such amount, upon such terms, and at any time and from time to time as shall be determined by the Committee. Except as otherwise provided by the Committee, Other Incentive Awards cannot be transferred other than by will or the laws of dissent and distribution. Payment of Other Incentive Awards shall be made at such times and in such form, either in cash or in Common Stock (or a combination thereof), as established by the Committee subject to the terms of the Long-Term Incentive Plan. Such Common Stock may be granted subject to any restrictions deemed appropriate by the Committee. Without limiting the generality of the foregoing, annual incentive awards may be paid in the form of Other Incentive Awards (which may or may not be subject to restrictions, at the discretion of the Committee).



     Change of Control. In the event of a change of control of the Company (as defined in the Long-Term Incentive Plan): (i) all options and SARs then outstanding under the Long-Term Incentive Plan will become immediately exercisable and remain so throughout their terms; (ii) all restriction periods and restrictions imposed on Restricted Common Stock then outstanding will lapse; and (iii) the target payout opportunities attainable under all outstanding Awards of Performance Units/Performance Shares shall be deemed to have been fully earned for the entire Performance Period(s) as of the effective date of the change of control. The vesting of all Awards denominated in Common Stock shall be accelerated as of the effective date of the change of control, and there shall be paid out to participants within 30 days following the effective date of the change of control a pro rata number of shares of Common Stock based upon an assumed achievement of all relevant targeted performance goals and upon the length of time within the Performance Period which has elapsed prior to the change of control. Awards denominated in cash shall be paid pro rata to participants in cash within 30 days following the effective date of the change of control, with the proration determined as a function of the length of time within the Performance Period which has elapsed prior to the change of control, and based on an assumed achievement of all relevant targeted performance goals.


     Plan Amendment or Termination. The Board of Directors may terminate or suspend the Long-Term Incentive Plan in whole or in part, at any time, with respect to all future grants and Awards.


     Other Information. On April 22, 1998, the Board of Directors made a grant of 67,050 shares of Restricted Common Stock and 44,700 Restricted Common Stock Units under the Long-Term Incentive Plan to 13 participants under the Phantom Share Plan (to be terminated as of December 31, 1998), replacing Phantom Share Rights that would have been outstanding and subject to restrictions upon the termination of the Phantom Share Plan. The Restricted Common Stock and Restricted Common Stock Units will be subject to the same vesting schedule as the Phantom Share Rights they replace. Grants were made to executive officers named in the Summary Compensation Table as follows: Mr. Pfeifle - 7,200 shares of Restricted Common Stock and 4,800 Restricted Common Stock Units; Mr. Wilcox - 9,000 shares of Restricted Common Stock and 6,000 Restricted Common Stock Units; and Mr. Kittel - 4,800 shares of Restricted Common Stock and 3,200 Restricted Common Stock Units. Grants to all executive officers as a group consisted of 30,600 shares of Restricted Common Stock and 20,000 Restricted Common Stock Units. Each Restricted Common Stock Unit will be redeemed for cash on the date all restrictions lapse in an amount equal to the fair market value of a share of Common Stock. Also, on April 22, 1998, a grant of 106,500 shares of Restricted Common Stock and 71,000 Restricted Common Stock Units were made under the 1998 Long-Term Incentive Plan to 33 participants, such grants to be effective as of June 1, 1998. No grants were made to executive officers named in the Summary Compensation Table. Total grants made to all executive officers as a group consisted of 7,500 shares of Restricted Common Stock and 5,000 Restricted Common Stock Units.


BENEFIT AND RETIREMENT PLANS

     U.S. Retirement Plan. The following table sets forth the estimated annual benefits payable under the Sauer-Sundstrand Employees' Retirement Plan (the "U.S. Retirement Plan") to participants retiring at a normal retirement date of January 1, 1998, for the specified average annual earnings and years of participation. The benefits have been calculated on the basis of a straight-life annuity.


                           U.S. RETIREMENT PLAN TABLE



                                                       YEARS OF PARTICIPATION
                                              ----------------------------------------
REMUNERATION                                    15         20         25         30
------------                                  -------    -------    -------    -------
$150,000....................................  $38,112    $50,816    $63,520    $76,224
 175,000....................................   42,437     56,583     70,728     84,874
 200,000....................................   42,798     57,065     71,331     85,597
 225,000....................................   42,798     57,065     71,331     85,597
 250,000....................................   42,798     57,065     71,331     85,597
 275,000....................................   42,798     57,065     71,331     85,597



     The U.S. Retirement Plan is a defined benefit pension plan intended to be qualified under Section 401(a) of the Code. Benefits are based only on salary and any sales commissions (the Company currently pays no sales commissions). The current compensation covered by the U.S. Retirement Plan for Messrs. Pfeifle and Wilcox are the amounts set forth under "Salary" in the Summary Compensation Table. No other executive officer named in the Summary Compensation Table participated in the U.S. Retirement Plan.



     Under the U.S. Retirement Plan, the monthly amount of a participant's retirement benefit at the participant's normal retirement age (generally the participant's 65th birthday) is calculated pursuant to a formula based on (i) the average of the participant's highest five-year annual earnings less an offset for Social Security benefits and (ii) the participant's years of participation in the Retirement Plan. Messrs. Pfeifle and Wilcox have completed 26 and 6 years of participation, respectively, and their estimated annual U.S. Retirement Plan benefits at their normal retirement dates, assuming their present salaries and present Social Security benefits remain unchanged, would be $85,597 and $55,076, respectively.

     U.S. Supplemental Plans. The Code generally limits to $130,000, as indexed for inflation, the amount of any annual benefit that may be paid from the U.S. Retirement Plan. Moreover, the Retirement Plan may consider no more than $160,000, as indexed for inflation, of a participant's annual compensation in determining that participant's retirement benefit. In recognition of these two limitations, the Company has adopted two Supplemental Retirement Benefit Plans (the "U.S. Supplemental Plans"). Both of these U.S. Supplemental Plans are designed to provide supplemental retirement benefits to the extent that a participant's benefits under the Retirement Plan are limited by either the $130,000 annual benefit limitation or the $160,000 annual compensation limitation.


     One of these two U.S. Supplemental Plans has an additional purpose. It provides supplemental retirement benefits equal to the difference between the benefit the participant would have received under the applicable Sundstrand pension plan for former employees of Sundstrand (if the participant's earnings and service with the Company had been taken into account under that Sundstrand plan) and the benefit payable under the U.S. Retirement Plan. Under both U.S. Supplemental Plans, however, the actual payment of supplemental benefits is entirely at the discretion of the Company.


     At January 1, 1998, Messrs. Pfeifle and Wilcox participated in the U.S. Supplemental Plans, but only Mr. Pfeifle was eligible for the supplement for benefits that would have been payable under the Sundstrand plan. The estimated annual supplemental retirement benefits for Messrs. Pfeifle and Wilcox, at their normal retirement dates at age 65, assuming their present salaries until retirement, would be $85,823 and $2,814, respectively. No other executive officer of the Company named in the Summary Compensation Table under "-- Executive Compensation" is entitled to benefits under the U.S. Supplemental Plans.


     European Pension Plans. Messrs. Murmann and Barlage are entitled to retirement benefits from the Company equal to 60% of their annual base salary immediately prior to retirement. These benefits are payable as a straight-life annuity, commencing at the normal retirement age of 60. In the event either executive leaves a surviving spouse, that spouse would be entitled to a straight-life annuity benefit equal to 60% of the benefit payable to the deceased executive. Based on his 1997 base salary and an assumed 6% compounded annual salary growth rate during the 14 years remaining until he attains age 60, Mr. Barlage would be entitled to an estimated annual retirement benefit of $508,703 at his normal retirement age. Mr. Murmann has already attained his normal retirement age, and could therefore receive an annual retirement benefit of $285,000 if he were to retire immediately.


     Mr. Kittel participates in the pension plan covering most of the Company's German employees. The plan is similar in nature to a defined contribution plan in the United States, with the exception that the plan is unfunded. Under the plan, a monthly pension is paid to employees who retire after attaining the age of 65, calculated pursuant to a formula based on (i) a percentage of each employee's base monthly salary as of the end of October of each year and (ii) the participant's years of service. Mr. Kittel completed ten years of service as of December 31, 1997, and assuming that his present salary remains unchanged and that he will retire at age 65, his pension will be DM 34,240 per year ($19,043 using the exchange rate as of December 31, 1997). Mr. Kittel does not participate in the arrangement covering Messrs. Murmann and Barlage.


     No other executive officer of the Company named in the Summary Compensation Table is entitled to benefits under a European pension plan.


     U.S. Savings Plan. The Company also maintains the Sauer-Sundstrand Employees' Savings and Retirement Plan (the "U.S. Savings Plan"). The U.S. Savings Plan is a defined contribution plan which is intended to be qualified under Section 401(a) of the Code and includes a Section 401(k) feature. Substantially all U.S. employees of the Company who are not represented for collective bargaining purposes are eligible to participate in the U.S. Savings Plan.



     Subject to a number of limitations and nondiscrimination rules, participants in the U.S. Savings Plan may elect to contribute from 1% to 10% (or, in the case of nonhighly compensated employees, 1% to 20%) of their compensation to the U.S. Savings Plan. These contributions are limited to $10,000 per year (as indexed for inflation), are made on a tax-deferred basis and are 100% vested at all times. The Company makes certain matching and other contributions to the U.S. Savings Plan on behalf of participants working at its West Branch, Iowa facility, who are not covered by the U.S. Retirement Plan. At January 1, 1998, approximately

1,098 employees were eligible to participate in the U.S. Savings Plan, of whom 871 employees (including Messrs. Pfeifle and Wilcox) were contributing to the Plan. Messrs. Pfeifle and Wilcox were not entitled to a Company contribution during 1997. No other executive officer named in the Summary Compensation Table was eligible to participate in the U.S. Savings Plan.


EMPLOYMENT ARRANGEMENTS



     The Company has employment contracts with Messrs. Murmann and Barlage providing for annual salaries of not less than $450,000 and $350,000, respectively. The employment contracts with Messrs. Murmann and Barlage provide that each shall participate in the Company's benefits plans for which he is presently eligible and in any plans substituted therefor, and each shall be entitled to certain retirement benefits. See "-- Executive Compensation" and "-- Benefit and Retirement Plans -- European Pension Plans." In the event the Company terminates the employment of Messrs. Murmann or Barlage in violation of the contract, he would be entitled to receive all compensation and benefits provided for under the contract until such time as his employment would otherwise terminate pursuant to the contract. The employment contracts with Messrs. Murmann and Barlage expire on December 31, 2001, and contain agreements not to compete during the period of the employment contract. The German Operating Company has an employment contract with Mr. Kittel that provides for an annual salary of DM 300,000 ($166,852 using the exchange rate as of December 31, 1997), which contract expires on December 31, 2002 and does not contain an agreement not to compete. No other executive officer named in the Summary Compensation Table is a party to an employment contract with the Company.


                    RELATIONSHIP WITH PRINCIPAL STOCKHOLDER


     Ownership of Sauer Common Stock. Immediately prior to the Combined Offering, the Murmann family beneficially owned 86.7% of the outstanding Common Stock of the Company. Upon completion of the Combined Offering, the Murmann family will beneficially own 56.7% of the outstanding Common Stock (or 51.7% if the over-allotment option is exercised in full). In addition, the Murmann family owns limited partnership interests in the German Operating Company as described below. See "-- Murmann Family Limited Partnership Interests in the German Operating Company." For as long as the Murmann family continues to beneficially own shares of Common Stock representing more than 50% of the combined voting power of the Company's Common Stock and votes those shares as a group, the Murmann family will be able to direct the election of all members of the Company's Board of Directors and exercise a controlling influence over the business and affairs of the Company, including any determinations with respect to mergers or other business combinations involving the Company. Similarly, the Murmann family will have the power to determine matters submitted to a vote of the Company's stockholders without the consent of the Company's other stockholders, will have the power to prevent a change of control of the Company and could take other actions that might be favorable to the Murmann family.


     The Murmann family has advised the Company of its current intention to continue to own beneficially no less than 50.1% of the outstanding Common Stock of the Company following the Combined Offering; however, it is under no obligation to retain its controlling interest. The Company has agreed to register the Murmann family's shares of Common Stock from time to time upon request.


     Murmann Family Limited Partnership Interests in the German Operating Company. Sauer conducts its German operations through the German Operating Company, a German partnership; Sauer Inc. and Sauer Sundstrand GmbH, a company wholly owned by Sauer Inc., are the general partners of the German Operating Company. Sauer GmbH and Klaus H. Murmann & Co. K.G. -- as holding company for Sauer GmbH & Co. Hydraulik KG -- have limited partnership interests ("Stille Gesellschafter") (the "Limited Partners") in the German Operating Company. The Limited Partners are owned entirely by the Murmann Family. The creation of the limited partnership interests as opposed to the acquisition of the entire share capital of the Company was a result of tax considerations in connection with the formation of the Company in 1989. The limited partnership interests remained essentially unchanged since that date. The German Operating Company is required to pay annually to the Limited Partners an amount in cash (the "Annual Cash Payment") equal to a percentage of the Company's consolidated income before taxes and the Limited Partners' interests ("Percentage"). The Percentage is subject to adjustment based on changes in the number of outstanding shares of

Common Stock during the applicable year. The Percentage is equal to the ratio of 2,250,000 shares divided by the sum of 2,250,000 shares and the number of outstanding shares of Common Stock. See "Use of Proceeds." As of the date of this Prospectus, the Percentage is equal to 2,250,000/(2,250,000 + 24,225,000), or 8.5%. After the Combined Offering, the Percentage will decrease to approximately 7.6%.


     The Annual Cash Payment is based on the overall income of Sauer in order to avoid any potential conflicts between Sauer and the Limited Partners regarding whether, for example, sales should be made by the U.S. Operating Company or the German Operating Company and the pricing of intercompany sales between the U.S. Operating Company and the German Operating Company.


     Sauer has the right to elect by the action of its independent directors or the holders of its Common Stock other than the Murmann family to terminate the limited partnership interests in exchange for 2,250,000 shares of Common Stock of Sauer Inc. (subject to antidilution adjustment) and the balance of the current account of the Limited Partners at any time after notice to the Limited Partners as specified in the limited partnership agreement. The dissolution of the German Operating Company will be deemed an election to terminate the limited partnership interests. Unless Sauer's election to terminate the limited partnership is related to (i) a decline in the Murmann family's beneficial ownership (economic or voting) of Sauer Common Stock to less than 50.1%; (ii) a sale of a majority in book value of the consolidated assets of Sauer and its subsidiaries or assets that generated a majority of the consolidated revenues of Sauer and its subsidiaries in the prior fiscal year; (iii) a transfer of the beneficial ownership of the limited partnership interest (or any voting rights in respect thereof) outside the Murmann family; (iv) a merger or other business combination in which Sauer is not the survivor or the acquisition of at least 50.1% of the outstanding Common Stock of Sauer pursuant to a tender or exchange offer; or (v) the withholding of the consent of the Limited Partners in certain circumstances in a manner adverse to holders of Sauer Common Stock, or is effected after December 31, 2016, in addition to the issuance of Common Stock in exchange for and in complete satisfaction of all Limited Partners' claims with respect to the German Operating Company, Sauer will pay the Limited Partners an amount in cash equal to the income tax payable as a result of the exchange of the Sauer shares of Common Stock for the limited partnership interests. In no event will the payment with respect to the tax exceed 24 million Deutsche marks. The right to receive the payment in respect of the taxes is not transferable to persons or companies outside the Murmann family and companies which are 90% owned by the Murmann family.



     The Limited Partners may elect to terminate the limited partnership interests at any time upon three months' notice to Sauer and to the German Operating Company. In such case, the Limited Partners will receive the balance of their current account and Sauer will issue 2,250,000 shares of Sauer Common Stock (subject to antidilution adjustment) in exchange for, and in complete satisfaction of, all claims of the Limited Partners. No tax reimbursement will be payable by Sauer in such event.



     The consent of the Limited Partners is required, among other things, to (i) change the business purpose of the German Operating Company, (ii) admit additional limited partners who are not members of the Murmann family, (iii) authorize the German Operating Company to take actions out of the ordinary course of business of the German Operating Company, (iv) amend the partnership agreement of the German Operating Company in a manner that adversely affects the limited partners or amend the limited partnership agreement and (v) partially or wholly dissolve the German Operating Company. Klaus H. Murmann on behalf of the Limited Partners has agreed that they will not unreasonably withhold such consent.



     Klaus H. Murmann, on behalf of the Murmann family, has agreed with the Underwriters not to cause the Company and the Limited Partners to amend the German limited partnership agreement to increase the Percentage, to change the basis on which the Annual Cash Payment is computed in a way that is less favorable to the Company or in any other way adversely affecting the rights of Sauer or the Sauer stockholders. The Limited Partners may not transfer the limited partnership interests in the German Operating Company to a person who is not in the Murmann family without the consent of the Company.

     Lease Agreement for and Purchase of Neumunster Facilities. Since 1987, the German Operating Company has leased the real estate and building of the Company's facility in Neumunster, Germany from the Murmann family. The lease was renewed in December 1996 and expires on December 31, 2006. The lease can be extended through December 31, 2016 by the German Operating Company by giving notice thereof prior to December 31, 2005. The lease agreement is between the German Operating Company and Sauer Hydraulik, which is wholly owned by the Murmann family. If neither of the parties to the lease gives notice of termination at least one year prior to any expiration date of the lease, the lease will automatically extend for an additional term of five years. The lease payments are DM 3,960,000 per annum plus value added tax at prevailing rates.


     Under the lease agreement, the German Operating Company assumes full responsibility for the premises and agrees to bear all costs associated with the premises and the conduct of its business, including, but not limited to, the costs of repairs, insurance and all overhead. The German Operating Company is obligated to fully indemnify Sauer Hydraulik against all liabilities incurred in connection with the premises and the conduct of the business, including environmental liabilities, whether or not incurred by a previous owner of the premises. In addition, Sauer Hydraulik can hold the German Operating Company liable for all environmental damages to the premises, and the German Operating Company is fully responsible for the clean-up of such damages at its own expense, whether or not those damages result from the usage of a previous owner.


     The German Operating Company has an option to purchase and Sauer Hydraulik has the right to require the German Operating Company to purchase the property at any time during the term of the lease agreement. Any such purchase will be "as is" without warranties and at the fair market value of the property. In connection with the Combined Offering, Sauer-Sundstrand GmbH, a wholly owned subsidiary of the Company, will purchase the facility from Sauer Hydraulik effective May 1, 1998 under this clause of the lease agreement. The purchase price for the facility will be approximately $23.4 million, which Sauer-Sundstrand GmbH will pay by assuming approximately $8.0 million in indebtedness of Sauer Hydraulik and by issuing a note of approximately $15.4 million to Sauer Hydraulik. See "Use of Proceeds."

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of the Common Stock as of December 31, 1997, and as adjusted to reflect the sale of Common Stock in the Combined Offering, by (i) each director of the Company, (ii) each person known or believed by the Company to own beneficially 5% or more of the Common Stock, (iii) each Selling Stockholder and
(iv) all directors and executive officers as a group. Unless otherwise indicated, each person has sole voting and dispositive power with respect to such shares.


                                       SHARES BENEFICIALLY                      SHARES BENEFICIALLY
                                            OWNED(2)                                 OWNED(2)
                                        PRIOR TO COMBINED                       AFTER THE COMBINED
                                            OFFERING            NUMBER OF            OFFERING
NAME AND ADDRESS                      ---------------------    SHARES BEING    ---------------------
OF BENEFICIAL OWNER(1)                  NUMBER      PERCENT      OFFERED         NUMBER      PERCENT
----------------------                ----------    -------    ------------    ----------    -------
Klaus H. Murmann(3).................  21,012,500     86.7%       5,584,375     15,428,125     56.7%
Tonio P. Barlage(4).................     750,000      3.1%         187,500        562,500      2.1%
David L. Pfeifle....................     312,500      1.3%          62,500        250,000        *
Thomas K. Kittel....................     312,500      1.3%          37,500        275,000      1.0%
Nicola Keim(5)......................  15,262,500     63.0%               0     15,262,500     56.1%
Johannes F. Kirchhoff...............           0       --                0              0       --
Sven Murmann(5).....................  15,262,500     63.0%               0     15,262,500     56.1%
Agustin A. Ramirez..................           0       --                0              0       --
Richard M. Schilling................           0       --                0              0       --
Wolfgang Weisser....................     162,500        *           43,750        118,750        *
Tilman Fischer......................     750,000      3.1%          37,500        712,500      2.6%
  Leipoldstieg 5
  22605 Hamburg
Scott Jeffrey.......................      12,500        *            9,375          3,125        *
Eckhard Skirde......................     125,000        *           25,000        100,000        *
Martin Ziebell......................      25,000        *           12,500         12,500        *
All directors and executive officers
  as a group (4)....................  22,937,500     94.7%       5,915,625     17,021,875     62.5%


---------------

 *  Less than one percent.


(1) Except as noted, the address for beneficial owners is in care of the Company at Sauer Inc., 2800 East 13th Street, Ames IA 50010.


(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.


(3) Shares held either directly or through controlled entities. Klaus H. Murmann shares voting rights as to 15,262,500 of these shares with his family. If the over-allotment option is exercised in full, Klaus H. Murmann will beneficially own 14,078,125 shares of Common Stock (51.7% of the outstanding shares) after the Combined Offering.


(4) Includes shares held by Tonio P. Barlage's spouse.


(5) These shares are held through entities controlled by the Murmann family. Nicola Keim and Sven Murmann share voting rights as to these 15,262,500 shares (14,078,125 shares (51.7% of the outstanding shares) if the over-allotment option is exercised in full) with Klaus H. Murmann and other family members.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     The total authorized capital stock of the Company is 49,500,000 shares, consisting of 45,000,000 shares of Common Stock, par value $.01 per share, and 4,500,000 shares of Preferred Stock, par value $.01 per share ("Preferred Stock"). As of April 22, 1998, there were 24,225,000 shares of Common Stock outstanding. Upon completion of the Combined Offering, 27,225,000 shares of Common Stock and no shares of Preferred Stock will be issued and outstanding.


     Prior to the Combined Offering, there has been no public market for the Common Stock. See "Risk Factors -- No Prior Trading Market for Common Stock."

     The following summary of the rights, privileges, restrictions and conditions of the Company's capital stock does not purport to be complete and is subject to the detailed provisions of, and qualified in its entirety by reference to, the Restated Certificate of Incorporation of the Company and its By-laws and the Delaware General Corporation Law (the "DGCL").

COMMON STOCK


     All outstanding shares of Common Stock are validly issued, fully paid and nonassessable. The 3,000,000 shares of Common Stock being issued and sold by the Company in the Combined Offering, when issued and sold by the Company and paid for, will be validly issued, fully paid and nonassessable.



     Holders of the shares of Common Stock are entitled to one vote for each share of the capital stock having voting power held of record on each matter properly submitted for a vote by such holders, including election of directors. There is no cumulative voting. See "Risk Factors -- Concentration of Ownership of the Company; Murmann Family's Limited Partnership Interests." Subject to the rights of any then outstanding shares of Preferred Stock, holders of shares of Common Stock are entitled to receive their pro rata share of (i) any dividends that may be declared by the Board of Directors of the Company (the "Board") out of assets legally available therefor and (ii) any assets available upon the liquidation, dissolution or winding-up of the Company. See "Dividend Policy" and "-- Limitations on Dividends and Other Financial Restrictions on the Company and its Subsidiaries."


     The shares of Common Stock are not convertible and the holders thereof have no preemptive or subscription rights to purchase any securities of the Company.


     The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "SHS", subject to official notice of issuance, and application has been made for the Common Stock to be listed on the Frankfurt Stock Exchange under the symbol "SAR".


TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock in the United States is First Chicago Trust Company of New York (the "U.S. Transfer Agent").


BOOK-ENTRY-ONLY ISSUANCE OF COMMON STOCK TRADING ON THE FRANKFURT STOCK EXCHANGE



     In general, the Common Stock will trade on the Frankfurt Stock Exchange only through transfers of beneficial interests therein held through Deutsche Borse Clearing AG ("DBC"). However, any investor who received an actual certificate representing shares of Common Stock, rather than such a beneficial interest, and who desires to sell such shares of Common Stock on the Frankfurt Stock Exchange will be required to deposit, through a DBC participant, such shares with DBC, or with The Depository Trust Company ("DTC") for credit to DBC's account as described below, and receive a beneficial interest therein that is reflected on DBC's books and records. Certificates representing shares of Common Stock held through DBC will not be issued unless such shares are withdrawn from DBC, in which case the shares will not be eligible to trade on the Frankfurt Stock Exchange unless redeposited as described above. DBC will not hold actual Common Stock, but will hold beneficial interests therein through its account with DTC in New York. DTC, or its nominee, will be the registered owner of all shares of Common Stock that are held by investors through DBC.


     Investors who are beneficial owners of Common Stock held through DBC will receive confirmations and statements of their holdings only from DBC (through their brokers or other financial institutions). DBC will register all transfers of such Common Stock on its books and records through its book-entry system. Common Stock held by DTC will be registered in the name of DTC's nominee, Cede & Co. DTC will not know the beneficial owners of the Common Stock that is held through DBC because DTC's records will reflect only that such shares are credited to DBC's account. DBC will be responsible for keeping account of its Common Stock holdings on behalf of its customers.

     Any communications by DTC to DBC and by DBC to beneficial owners will be governed by arrangements between DTC and DBC and by the general rules and practices of DTC and DBC, subject to any statutory or regulatory requirements that may be in effect from time to time.

     Neither DTC nor Cede & Co. will consent or vote with respect to any Common Stock held through DBC. Under its usual procedures, DTC will mail an Omnibus Proxy to the Company as soon as possible after the applicable record date. The Omnibus Proxy will assign Cede & Co.'s consenting or voting rights to DBC for all Common Stock credited to DBC's account on the record date. DBC will consent or vote with respect to such shares on behalf of beneficial owners thereof in accordance with its standard rules and procedures.

     Any dividend or other payments on Common Stock held through DBC will be made by the Company to Cede & Co., as nominee of DTC. DTC, upon receipt of such payments, will credit DBC's account at DTC for the amount of such payments. Payments by DBC to the beneficial owners of Common Stock will be governed by standing instructions and DBC's customary practices, and will be the sole responsibility of DBC, subject to any statutory or regulatory requirements as may be in effect from time to time. The dividends will be converted into Deutsche marks and distributed by DBC.

PREFERRED STOCK

     The Company's Restated Certificate of Incorporation provides that shares of Preferred Stock may be issued in one or more series from time to time by the Board. Subject to the provisions of the Company's Restated Certificate of Incorporation and limitations prescribed by law, the Board is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any series and to provide for the voting powers, designations, preferences and relative participating, optional or other special rights, qualifications, limitations or restrictions, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any series of the Preferred Stock, in each case without any further action or vote by the stockholders. The Company has no current plans to issue any shares of Preferred Stock.

     One of the effects of undesignated Preferred Stock may be to enable the Board to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise and to protect the continuity of the Company's management. The issuance of shares of the Preferred Stock pursuant to the Board's authority described above may adversely affect the rights of the holders of Common Stock. For example, Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of Preferred Stock may discourage bids for the Common Stock or may otherwise adversely affect the market price of the Common Stock.

CERTAIN PROVISIONS OF THE RESTATED CERTIFICATE OF INCORPORATION AND BY-LAWS THAT MAY HAVE AN ANTI-TAKEOVER EFFECT

     Certain provisions of the Company's Restated Certificate of Incorporation and By-Laws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including attempts that might result in a premium being paid over the market price for the shares held by stockholders. In addition, the Company's and its subsidiaries' credit agreements contain default provisions related to changes of control of Sauer. See "-- Limitations on Dividends and Other Financial Restrictions on the Company and its Subsidiaries."



     Classified Board of Directors. Following the Combined Offering, the Board will consist of eight members. The Restated Certificate of Incorporation provides that the directors of the Company will be divided into three classes, as nearly equal in number as reasonably possible, as determined by the Board. The initial term of office of Class I directors will expire on the date of the 1999 annual meeting of stockholders, the initial term of office of Class II directors will expire on the date of the 2000 annual meeting of stockholders, and the initial term of office of Class III directors will expire on the date of the 2001 annual meeting of stockholders, with each class of directors to hold office until their successors have been duly elected and qualified. At each annual meeting of stockholders, beginning in 1999 directors elected to succeed the directors whose terms expire at such annual meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders in the third year following the year of their election and until their successors have been duly elected and qualified. Two annual meetings of stockholders, instead of one, generally would be required to change a majority of the directors. The classification of the Board will have the effect of making the removal of incumbent directors more time consuming and difficult, and may have the effect of discouraging an unsolicited takeover attempt or an attempt to gain control of the Board through a proxy solicitation.



     Number of Directors; Removal; Filling Vacancies. The Restated Certificate of Incorporation provides that the number of directors constituting the Board will be determined from time to time by the Board. The Restated Certificate of Incorporation provides that in the event of any increase or decrease in the authorized number of directors, (a) each director then serving as such shall nevertheless continue as a director of the class of which he is a member until the expiration of his current term, or his earlier death, retirement, resignation, or removal, and (b) the newly created or eliminated directorships resulting from such increase or decrease shall be apportioned by the Board among the three classes of directors so as to maintain such classes as nearly equal in number as reasonably possible. The Restated Certificate of Incorporation provides that directors may be removed other than for cause upon the vote of the holders of 80% of the outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors. Preventing removal of directors other than for cause may impede the sudden removal of directors, making it more difficult to change the composition or take control of the Board. The Restated Certificate also provides that vacancies, whether arising through death, retirement, resignation or removal of a director or through an increase in the authorized number of directors of any class, may only be filled by a majority vote of the remaining directors, or by the sole remaining director. A director elected to fill a vacancy shall serve for the remainder of the then present term of office of the class to which he is elected. These provisions would prevent any stockholder from enlarging the Board and then filling the new directorships with such stockholder's own nominees.


     No Stockholder Action by Written Consent; Special Meetings. Pursuant to the Restated Certificate of Incorporation, any action required or permitted to be taken by the stockholders of the Company must be duly effected at a duly called annual or special meeting of stockholders and may not be taken or effected by any written consent of stockholders in lieu thereof. The By-Laws provide that special meetings of stockholders of the Company may be called only by the Chairman of the Board, the President or a majority of the Board pursuant to a resolution stating the purpose or purposes thereof, and any power of stockholders to call a special meeting is specifically denied. No business other than that stated in the notice shall be transacted at any special meeting. These provisions will have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by the Chairman, President or the Board for consideration of such proposal.

     Advance Notice for Stockholder Nominations and Proposals of New
Business. The By-Laws require notice of any proposal to be presented by any stockholder at an annual meeting of stockholders or the name of any person to be nominated by any stockholder for election as a director of the Company at a meeting of stockholders to be delivered to the Secretary of the Company not less than 120 calendar days in advance of the date that the Company's proxy statement was released to the stockholders in connection with the previous year's annual meeting of stockholders. Accordingly, failure by a stockholder to act in compliance with the notice provisions will mean that the stockholder will not be able to nominate directors or propose new business. These provisions may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.


     Amendments. The Restated Certificate of Incorporation provides that the affirmative vote of the holders of at least 80% of the stock entitled to vote generally in the election of directors, voting together as a single class, is required to amend, alter or repeal the By-Laws or the provisions of the Restated Certificate of Incorporation relating to stockholder action without a meeting, the number, election and term of the Company's directors, directors' liability, directors, and officers, indemnification in the event of certain legal proceedings, the filling of vacancies, and the removal of directors.


CERTAIN PROVISIONS RELATING TO ACQUISITIONS


     Delaware Takeover Statute. The Company is subject to Section 203 of the DGCL ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any "business combination with any interested stockholder," unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.



     Section 203 defines "business combination" to include: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary with the interested stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of 10% or more of the aggregate market value of all the assets of the corporation or the aggregate market value of all the outstanding stock of the corporation; (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any direct or indirect majority owned subsidiary to the interested stockholder; (iv) any transaction involving the corporation that has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series of the corporation or of any such subsidiary which is owned by the interested stockholder; or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.


INDEMNIFICATION AND LIMITATION OF LIABILITY

     The Company's Restated Certificate of Incorporation requires the Company to indemnify its officers and directors to the fullest extent permitted by Delaware law, including some instances in which indemnification is otherwise discretionary under Delaware law, and to advance expenses of defending against claims arising out of an officer's or director's service as such, against an undertaking by the officer or director to repay such advances if it is ultimately determined that the person is not entitled to indemnification. The Company believes these provisions are essential to attracting and retaining qualified persons as directors and officers.


     In addition, the Company has entered into indemnification agreements with its directors and certain officers pursuant to which the Company generally is obligated to indemnify its directors and such officers to the maximum extent permitted by law. The Company also maintains directors and officers liability insurance.

     The Company's Restated Certificate of Incorporation provides that, pursuant to Delaware law, the Company's directors shall not be liable for monetary damages for breach of the director's fiduciary duty of care to the Company and its stockholders. This provision does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

     At present there is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification by any director or officer.

LIMITATIONS ON DIVIDENDS AND OTHER FINANCIAL RESTRICTIONS ON THE COMPANY AND ITS SUBSIDIARIES

     Certain of the Company's financing agreements place limitations on its ability to pay cash dividends and impose other financial restrictions.


     Limitations on Dividends. Sauer's Revolving Credit Agreement (the "Revolving Credit Agreement") provides that it shall not declare or pay dividends in any year in excess of 65% of its consolidated net income for the prior year. Pursuant to such Agreement, $17.6 million of dividends could be paid by Sauer in 1998. In addition, Sauer's ability to pay dividends is effectively limited by certain restrictive covenants contained in the U.S. Operating Company's Credit Agreement (the "Credit Agreement") which limit the amount of dividends the U.S. Operating Company can distribute to Sauer. The German Operating Company also is a party to credit agreements that effectively limit its ability to distribute dividends to Sauer. Under these provisions, at December 31, 1997, $2.9 million were unrestricted as to the payment of dividends by the U.S. Operating Company. The German Operating Company did not make distributions to the Company during 1997. At December 31, 1997, $2.7 million was not restricted as to the payment of dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


     Financial Restrictions and Covenants. Sauer's Revolving Credit Agreement and the U.S. Operating Company's Credit Agreement and Senior Notes (the "Senior Notes") contain customary restrictive covenants. One or more of these financing agreements impose restrictions on Sauer or the U.S. Operating Company and their subsidiaries with respect to, among other things, (i) sales of substantial assets, (ii) merger or consolidation with another entity, (iii) substantial acquisitions or investments, (iv) incurrence of additional indebtedness or guarantees or other contingent obligations, (v) creation of liens or entering into transactions with affiliates and (vi) changing the conduct of their business. In addition, Sauer's Revolving Credit Agreement prohibits it from redeeming or repurchasing its capital stock except from executive officers of Sauer.

     Under the Revolving Credit Agreement and the U.S. Operating Company's Credit Agreement or the Senior Notes, Sauer and/or the U.S. Operating Company are required to meet certain financial and operating tests, including (i) a maximum leverage ratio, (ii) a minimum consolidated net worth and tangible net worth, (iii) a minimum interest coverage ratio and (iv) a minimum cash flow. At December 31, 1997, Sauer and the U.S. Operating Company were in compliance with these tests.


     Sauer's Revolving Credit Agreement and the U.S. Operating Company's Credit Agreement and Senior Notes contain customary default provisions. In addition, Sauer would be in default under the Revolving Credit Agreement if the Murmann family owns less than 50.1% of the capital stock of Sauer or of Sauer Getriebe. Also, the U.S. Operating Company would be in default under its Credit Agreement if (a) any person or persons acting in concert other than (i) the Murmann family or any trust or other entity owned by them, (ii) Tonio P. Barlage, President of Sauer and/or (iii) David L. Pfeifle, Executive Vice President of Sauer, acquire ownership of 50% or more of the outstanding shares of voting stock of Sauer or
(b) Sauer shall cease
to own, free and clear of all liens or any other encumbrances, 75% of the outstanding shares of voting stock of the U.S. Operating Company on a fully diluted basis. Upon a default under any of Sauer's or the U.S. Operating Company's financing agreements, the financing institution may accelerate the maturity of any indebtedness outstanding under such financing agreement.


     The German Operating Company's credit agreements contain similar covenants. These covenants restrict the German Operating Company in two ways: first, the "Equity" of the German Operating Company must always exceed 15% of its total assets. "Equity" is defined as partner capital accounts, capital reserves, retained earnings and profit for the respective period, together with those shareholder loans where the shareholder has given an assurance not to demand repayment, less any loans to shareholders, accumulated losses or losses for the respective period. Second, the operating cash flow of the German Operating Company, before capital investments, must be positive.


                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                              FOR NON-U.S. HOLDERS

     The following is a summary of the principal U.S. federal income and estate tax considerations with respect to the ownership and disposition of Common Stock by "Non-U.S. Holders" (as defined below). This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations thereunder and administrative and judicial interpretations thereof (all as of the date hereof and all of which are subject to change, possibly with retroactive effect). This summary does not address all U.S. federal income and estate tax consequences that may be relevant to a Non-U.S. Holder in light of its particular circumstances or to certain Non-U.S. Holders that may be subject to special treatment under U.S. federal income tax laws, such as banks, insurance companies, tax-exempt entities and certain U.S. expatriates. Furthermore, the following summary does not discuss any aspects of foreign, state or local taxation. As used herein, the term "Non-U.S. Holder" means a holder of Common Stock that for U.S. federal income tax purposes is not (i) a citizen or individual resident of the United States; (ii) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof; (iii) an estate the income of which is subject to United States federal income tax regardless of its source; or (iv) a trust if both: (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more United States persons have the authority to control all substantial decisions of the trust. EACH PROSPECTIVE NON-U.S. HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISER WITH RESPECT TO THE UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF OWNING AND DISPOSING OF SHARES OF COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR OTHER TAXING JURISDICTION.

DIVIDENDS

     Dividends that are paid to a Non-U.S. Holder and that are not effectively connected with a trade or business carried on by such Non-U.S. Holder in the United States (or, if one or more of certain tax treaties apply, are attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder) generally are subject to a 30% U.S. withholding tax, unless reduced to the extent provided by a tax treaty between the United States and the country of which the Non-U.S. Holder is a resident for tax purposes.


     In order to claim the benefit of an applicable tax treaty, a Non-U.S. Holder may have to file with the Company or its dividend paying agent an exemption or reduced treaty rate certificate or letter in accordance with the terms of such treaty. Under Treasury regulations currently in effect, for purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an income tax treaty, the Company ordinarily will presume that dividends paid to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted. However, under recently issued Treasury regulations (the "Final Regulations") that will generally be effective for distributions after December 31, 1999, a Non-U.S. Holder seeking a reduced rate of withholding under an income tax treaty generally would be required to provide to the Company a valid Internal Revenue Service Form W-8 certifying that such Non-U.S. Holder is entitled to benefits under an income tax treaty. The Final Regulations also provide special rules for determining whether, for purposes of assessing the applicability of an income tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as being paid to the entity itself or to the persons holding an interest in that entity. A Non-U.S. Holder that is eligible for a reduced withholding rate may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund with the Internal Revenue Service.

     In the case of dividends that are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States or, if an income tax treaty applies, attributable to a U.S. permanent establishment of the Non-U.S. Holder, the Non-U.S. Holder will generally be subject to regular U.S. federal income tax in the same manner as if the Non-U.S. Holder were a U.S. resident, and will be exempt from U.S. withholding tax provided that the Non-U.S. Holder complies with the requirements for the exemption from withholding described above. A non-U.S. corporation receiving effectively connected dividends also may be subject to an additional "branch profits tax" which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the non-U.S. corporation's "effectively connected earnings and profits," subject to certain adjustments.

GAIN ON DISPOSITION OF COMMON STOCK


     A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States, (ii) in the case of a Non-U.S. Holder who is an individual and holds Common Stock as a capital asset, such individual is present in the United States for 183 or more days in the taxable year of the disposition and either (a) such individual has a "tax home" (as defined for U.S. federal income tax purposes) in the United States or (b) the gain is attributable to an office or other fixed place of business maintained by such individual in the United States, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of the U.S. tax law applicable to certain U.S. expatriates whose loss of U.S. citizenship has as one of its principal purposes the avoidance of U.S. taxes or (iv) under certain circumstances if the Company is or has been during certain time periods a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code and, assuming that the Common Stock is regularly traded on an established securities market for U.S. federal income tax purposes and the Non-U.S. Holder held, directly or indirectly at any time within the five-year period preceding such disposition, more than 5% of the outstanding Common Stock. The Company is not, and does not anticipate becoming, a United States real property holding corporation.


INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

     Under the Treasury regulations, the Company must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to such holder and any tax withheld with respect to such dividends. These information reporting requirements apply regardless of whether withholding is required because the dividends were effectively connected with a trade or business in the United States of the Non-U.S. Holder or withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.


     U.S. backup withholding (which is imposed at the rate of 31% on certain payments to persons that fail to furnish information under the U.S. information reporting requirements) generally will not apply to dividends paid to Non-U.S. Holders that are subject to the 30% withholding discussed above (or that are not so subject because a tax treaty applies that reduces such 30% withholding) or, under current law, dividends paid to a Non-U.S. Holder at an address outside of the United States. However, under the Final Regulations, a Non-U.S. Holder generally will be subject to backup withholding tax on dividends paid after December 31, 1999 unless certain certification procedures (or, in the case of payments made outside the United States with respect to an offshore account, certain documentary procedures) are satisfied, directly or through a foreign intermediary. Backup withholding and information reporting generally will apply to dividends paid to addresses inside the United States to beneficial owners that are not "exempt recipients" and that fail to provide, in the manner required, certain identifying information.


     Non-U.S. Holders should consult their tax advisers regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom and the procedure for obtaining such an exemption, if available. Backup withholding does not constitute an additional tax. Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against such Holder's U.S. federal income tax liability and may entitle such Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.


FEDERAL ESTATE TAX

     An individual Non-U.S. Holder who is treated as the owner of or has made certain lifetime transfers of an interest in the Common Stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

     THE FOREGOING DISCUSSION IS INCLUDED FOR GENERAL INFORMATION ONLY. ACCORDINGLY, EACH PROSPECTIVE PURCHASER IS URGED TO CONSULT HIS TAX ADVISER WITH RESPECT TO THE UNITED STATES FEDERAL INCOME TAX AND FEDERAL ESTATE TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF COMMON STOCK, INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN, OR OTHER TAX JURISDICTION.

                                  UNDERWRITING


     Under the terms and subject to the conditions contained in the Underwriting
Agreement, dated             , 1998 (the "U.S. Underwriting Agreement"), the
underwriters named below (the "U.S. Underwriters"), for whom Credit Suisse First Boston Corporation, Smith Barney Inc. and Deutsche Morgan Grenfell Inc. are acting as representatives (the "Representatives"), have severally but not jointly agreed to purchase the following number of U.S. Shares:



                                                               NUMBER OF
                        UNDERWRITER                           U.S. SHARES
                        -----------                           -----------
Credit Suisse First Boston Corporation......................
Smith Barney Inc. ..........................................
Deutsche Morgan Grenfell Inc. ..............................

                                                               ---------
          Total.............................................
                                                               =========



     The U.S. Underwriting Agreement provides that the obligations of the U.S. Underwriters are subject to certain conditions precedent and that the U.S. Underwriters will be obligated to purchase all the U.S. Shares offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The U.S. Underwriting Agreement provides that, in the event of a default by a U.S. Underwriter, in certain circumstances the purchase commitments of non-defaulting U.S. Underwriters may be increased or the U.S. Underwriting Agreement may be terminated.



     Klaus H. Murmann and K. Murmann & Co. KG, two of the Selling Stockholders, have granted to the U.S. Underwriters and the Managers an option, exercisable by Credit Suisse First Boston Corporation, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 1,350,000 additional shares at the initial public offering price, less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments, if any, in the sale of the shares of Common Stock offered hereby. To the extent that this option to purchase is exercised, each U.S. Underwriter and each Manager will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares being sold to the U.S. Underwriters and to the Managers as the number of U.S. Shares set forth next to such U.S. Underwriter's name in the preceding table and as the number set forth next to such Manager's name in the corresponding table in the Prospectus relating to the International Offering bears to the sum of the total number of shares of Common Stock in such tables.


     The Company has been advised by the Representatives that the U.S. Underwriters propose to offer the U.S. Shares to the public in the United States and on a private placement basis in Canada initially at the offering price set forth on the cover page of this Prospectus and, through the Representatives, to
certain dealers at such price less a concession of $          per share, and the
U.S. Underwriters and such dealers may allow a discount of $          per share
on sales to certain other dealers. After the initial public offering, the offering price and concession and discount to dealers may be changed by the Representatives.


     The Company has entered into a Subscription Agreement with the Managers of the International Offering (the "Managers") providing for the concurrent offer and sale of the International Shares outside of the United States and Canada. The closing of the International Offering is a condition to the closing of the U.S. Offering and vice versa. The public offering price, the underwriting discounts and commissions and concession and discount to dealers for the International Offering will be the same as the U.S. Offering, except that purchasers will have the option to purchase International Shares at the Deutsche mark equivalent thereof.


     Pursuant to an agreement between the U.S. Underwriters and Managers (the "Intersyndicate Agreement") relating to the Common Stock Offering, changes in the public offering price, concession and discount to dealers will be made only upon the mutual agreement of Credit Suisse First Boston Corporation, as representative of the U.S. Underwriters, and Credit Suisse First Boston (Europe) Limited ("CSFBL"), on behalf of the Managers.

     Pursuant to the Intersyndicate Agreement, each U.S. Underwriter has agreed that, as part of the distribution of the U.S. Shares and subject to certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any prospectus relating to the Common Stock to any person outside the United States or Canada or to any other dealer who does not so agree. Each of the Managers has agreed or will agree that, as part of the distribution of the International Shares and subject to certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any prospectus relating to the Common Stock in the United States or Canada or to any other dealer who does not so agree. The foregoing limitations do not apply to stabilization transactions or to transactions between the U.S. Underwriters and the Managers pursuant to the Intersyndicate Agreement. As used herein, "United States" means the United States of America (including the States and the District of Columbia), its territories, possessions and other areas subject to its jurisdiction, "Canada" means Canada, its provinces, territories, possessions and other areas subject to its jurisdiction, and an offer or sale shall be in the United States or Canada if it is made to (i) any individual resident in the United States or Canada or (ii) any corporation, partnership, pension, profit-sharing or other trust or entity (including such entity acting as an investment adviser with discretionary authority) whose office most directly involved with the purchase is located in the United States or Canada.


     Pursuant to the Intersyndicate Agreement, sales may be made between the U.S. Underwriters and the Managers of such number of shares of Common Stock as may be mutually agreed upon. The price of any shares so sold will be the public offering price, less such amount as may be mutually agreed upon by Credit Suisse First Boston Corporation, as representative of the U.S. Underwriters, and CSFBL, on behalf of the Managers, but not exceeding the selling concession applicable to such shares. To the extent there are sales between the U.S. Underwriters and the Managers pursuant to the Intersyndicate Agreement, the number of shares of Common Stock initially available for sale by the U.S. Underwriters or by the Managers may be more or less than the amount appearing on the cover page of this Prospectus. Neither the U.S. Underwriters nor the Managers are obligated to purchase from the other any unsold shares of Common Stock.



     The Company, certain Selling Stockholders and certain other stockholders have agreed that they will not offer, sell, contract to sell, announce their intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the "Securities Act") relating to, any additional shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this Prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof.


     At the request of the Company, the Underwriters are reserving shares of Common Stock from the Offering for sale to certain persons identified by the Company. Any sales to such persons will be at the public offering price. Any shares not purchased in this reserve program will be sold to the general public in the Combined Offering.

     The Representatives have informed the Company that they do not expect discretionary sales by the Underwriters to exceed 5% of the number of shares of Common Stock being offered hereby.

     The Company has agreed to indemnify the U.S. Underwriters and the Managers against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the U.S. Underwriters and the Managers may be required to make in respect thereof.


     The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "SHS," subject to official notice of issuance, and application has been made for the Common Stock to be listed on the Frankfurt Stock Exchange under the symbol "SAR." Credit Suisse First Boston Aktiengesell-schaft is acting as the sponsor for the application for listing on the Frankfurt Stock Exchange. In connection with the listing of the Common Stock on the New York Stock Exchange, the Underwriters will undertake to sell round lots of 100 shares or more to a minimum of 2,000 beneficial owners.



     Prior to the Combined Offering, there has been no public market for the Common Stock. Accordingly, the initial public offering price for the shares has been determined by negotiation between the Company, representatives of the Selling Stockholders and the Representatives. In determining such price, consideration was given to various factors, including market conditions for initial public offerings, the history of and prospects for the Company's business, the Company's past and present operations, its past and present earnings and current financial position, an assessment of the Company's management, the market for securities of companies in businesses similar to those of the Company, the general condition of the securities markets and other relevant factors. There can be no assurance, however, that the initial public offering price will correspond to the price at which the Common Stock will trade in the public market subsequent to the Combined Offering or that an active trading market for the Common Stock will develop and continue after the Combined Offering.


     The Representatives, on behalf of the U.S. Underwriters and Managers, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions are bids to purchase the securities being distributed at prices that may not exceed a specified maximum. Syndicate covering transactions involve purchases of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the Common Stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the New York Stock Exchange, the Frankfurt Stock Exchange or otherwise and, if commenced, may be discontinued at any time.


     This Prospectus may be used by underwriters or dealers in connection with sales of International Shares to persons located in the United States to the extent such sales are permitted by the contractual limitations on sales described above.


                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the "Common Stock" in Canada is being made only on a private placement basis exempt from the requirement that the Company and the Selling Stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of Common Stock are effected. Accordingly, any resale of the Common Stock in Canada must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction and may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.

REPRESENTATIONS OF PURCHASERS


     Each purchaser of Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company, the Selling Stockholders and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, such purchaser is purchasing as principal and not as agent and (iii) such purchaser has reviewed the text above under "-- Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action, if any, under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All the issuer's directors and officers as well as the experts named herein and the Selling Stockholders may be located outside Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Common Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Common Stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Common Stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of Common Stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Common Stock in their particular circumstances and with respect to the eligibility of the Common Stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL OPINIONS

     The validity of the Common Stock being sold by the Company will be passed upon for the Company by Shearman & Sterling, New York, New York and Spencer Fane Britt & Browne, Kansas City, Missouri, and for the Underwriters by Sullivan & Cromwell, New York, New York.

                                    EXPERTS

     The consolidated financial statements and schedule of Sauer Inc. and subsidiaries as of December 31, 1996 and 1997 and for each of the fiscal years in the three-year period ended December 31, 1997, included in this Prospectus and elsewhere in the Registration Statement of which this Prospectus forms a part, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein and therein in reliance upon the authority of said firm as experts in accounting and auditing in giving such reports.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (which term shall include any amendments thereto) on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement, including exhibits and schedules thereto, copies of which may be examined without charge at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549 and the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at its public reference facilities in New York, New York and Chicago, Illinois at prescribed rates, or on the Internet at http://www.sec.gov. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference. Copies of materials filed with the Commission may also be inspected at the offices of the National Association of Securities Dealers, Inc., 1801 K Street, N.W., 8th Floor, Washington, D.C. 20006.

     Upon completion of the Combined Offering, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, will file reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information can be inspected and copied at the addresses set forth above.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                          SAUER INC. AND SUBSIDIARIES


                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................   F-2
Consolidated Statements of Income for the years ended
  December 31, 1995, 1996 and 1997..........................   F-3
Consolidated Balance Sheets as of December 31, 1996 and
  1997......................................................   F-4
Consolidated Statements of Stockholders' Equity for the
  years ended December 31, 1995, 1996 and 1997..............   F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1995, 1996 and 1997..........................   F-6
Notes to Consolidated Financial Statements..................   F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Shareholders of Sauer Inc. and Subsidiaries:


     We have audited the accompanying consolidated balance sheets of SAUER INC. (a Delaware corporation) AND SUBSIDIARIES as of December 31, 1996 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SAUER INC. AND SUBSIDIARIES as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/  ARTHUR ANDERSEN LLP



Chicago, Illinois


February 27, 1998 (except
with


respect to the matters
discussed in Note 3 and
Note 17, as to which the
date is April 22, 1998)

                          SAUER INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                             1995          1996          1997
                                                          -----------   -----------   -----------
NET SALES...............................................  $   446,774   $   467,566   $   535,173
                                                          -----------   -----------   -----------
COSTS AND EXPENSES:
  Cost of sales.........................................      336,700       354,034       404,065
  Selling, general and administrative...................       48,128        51,856        52,575
  Research and development..............................       18,796        20,505        20,655
                                                          -----------   -----------   -----------
     Total costs and expenses...........................      403,624       426,395       477,295
                                                          -----------   -----------   -----------
     Operating income...................................       43,150        41,171        57,878
                                                          -----------   -----------   -----------
NONOPERATING INCOME (EXPENSES):
  Interest expense......................................       (6,932)       (6,523)       (8,305)
  Interest income.......................................          275           564           698
  Royalty income........................................        1,695         1,156         1,150
  Other, net............................................           21          (584)          144
                                                          -----------   -----------   -----------
     Nonoperating expenses, net.........................       (4,941)       (5,387)       (6,313)
                                                          -----------   -----------   -----------
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST........       38,209        35,784        51,565
PROVISION FOR INCOME TAXES..............................       (5,182)      (10,243)      (15,944)
                                                          -----------   -----------   -----------
INCOME BEFORE MINORITY INTEREST.........................       33,027        25,541        35,621
MINORITY INTEREST IN INCOME OF CONSOLIDATED COMPANIES...       (6,447)       (6,643)       (8,492)
                                                          -----------   -----------   -----------
     Net income.........................................  $    26,580   $    18,898   $    27,129
                                                          ===========   ===========   ===========
  Basic and diluted net income per common share.........  $      1.10   $       .78   $      1.12
                                                          ===========   ===========   ===========
  Basic and diluted weighted average common shares
     outstanding........................................   24,187,500    24,225,000    24,225,000
                                                          ===========   ===========   ===========


        The accompanying notes are an integral part of these statements.

                          SAUER INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 1996 AND 1997
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                                1996        1997
                                                              --------    --------
                                      ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $ 12,029    $  7,363
  Accounts receivable (net of allowance for doubtful
     accounts of $2,690 and $3,195 in 1996 and 1997,
     respectively)..........................................    65,655      77,170
  Inventories...............................................    78,273      89,031
  Other current assets......................................     9,794       9,557
                                                              --------    --------
          Total current assets..............................   165,751     183,121
                                                              --------    --------
PROPERTY, PLANT AND EQUIPMENT, net..........................   152,321     191,690
                                                              --------    --------
OTHER ASSETS
  Intangible assets, net....................................     3,323       2,964
  Deferred income taxes.....................................     8,761       8,631
  Other.....................................................     7,371       4,497
                                                              --------    --------
          Total other assets................................    19,455      16,092
                                                              --------    --------
                                                              $337,527    $390,903
                                                              ========    ========
                       LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Notes payable and bank overdrafts.........................  $ 50,366    $ 60,278
  Long-term debt due within one year........................     1,932         952
  Accounts payable..........................................    36,329      46,392
  Accrued salaries and wages................................     6,279       6,385
  Accrued warranty..........................................     7,289       9,398
  Other accrued liabilities.................................    24,749      15,897
                                                              --------    --------
          Total current liabilities.........................   126,944     139,302
                                                              --------    --------
LONG-TERM DEBT..............................................    56,334      75,198
                                                              --------    --------
OTHER LIABILITIES:
  Long-term pension liability...............................    28,633      28,959
  Postretirement benefits other than pensions...............    11,920      11,989
  Deferred income taxes.....................................     3,381       4,018
  Other.....................................................    14,286      13,337
                                                              --------    --------
          Total other liabilities...........................    58,220      58,303
                                                              --------    --------
MINORITY INTEREST IN NET ASSETS OF CONSOLIDATED COMPANIES...    25,155      32,799
                                                              --------    --------
STOCKHOLDERS' EQUITY:
  Common stock, par value $.01 per share, authorized
     45,000,000 shares in 1996 and 1997; issued 24,900,000
     and outstanding 24,225,000 shares in 1996 and 1997.....       249         249
  Additional paid-in capital................................    74,900      74,723
  Cumulative translation adjustment.........................     5,029         256
  Retained earnings (deficit)...............................    (6,604)     12,773
  Common stock in treasury (at cost), 675,000 shares in 1996
     and 1997...............................................    (2,700)     (2,700)
                                                              --------    --------
     Total stockholders' equity.............................    70,874      85,301
                                                              --------    --------
                                                              $337,527    $390,903
                                                              ========    ========


        The accompanying notes are an integral part of these statements.

                          SAUER INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                 NUMBER OF             ADDITIONAL   CUMULATIVE    RETAINED     COMMON
                                  SHARES      COMMON    PAID-IN     TRANSLATION   EARNINGS    STOCK IN
                                OUTSTANDING   STOCK     CAPITAL     ADJUSTMENT    (DEFICIT)   TREASURY    TOTAL
                                -----------   ------   ----------   -----------   ---------   --------   --------
YEAR ENDED DECEMBER 31, 1995:
  Beginning balance...........  24,050,000    $ 240     $70,540       $ 3,774     $ (36,592)       --    $ 37,962
  Net income..................          --       --          --            --        26,580        --      26,580
  Cash dividends, ($.32 per
     share)...................          --       --          --            --        (7,738)       --      (7,738)
  Sale of common stock........     850,000        9       3,391            --            --        --       3,400
  Purchase of common stock....    (675,000)      --          --            --            --    (2,700)     (2,700)
  Pension adjustment..........          --       --       1,061            --            --        --       1,061
  Translation adjustment......          --       --          --           926            --        --         926
                                ----------    ------    -------       -------     ---------   -------    --------
          Ending Balance......  24,225,000      249      74,992         4,700       (17,750)   (2,700)     59,491

YEAR ENDED DECEMBER 31, 1996:
  Net income..................          --       --          --            --        18,898        --      18,898
  Cash dividends, ($.32 per
     share)...................          --       --          --            --        (7,752)       --      (7,752)
  Pension adjustment..........          --       --         (92)           --            --        --         (92)
  Translation adjustment......          --       --          --           329            --        --         329
                                ----------    ------    -------       -------     ---------   -------    --------
          Ending balance......  24,225,000      249      74,900         5,029        (6,604)   (2,700)     70,874

YEAR ENDED DECEMBER 31, 1997:
  Net income..................          --       --          --            --        27,129        --      27,129
  Cash dividends, ($.32 per
     share)...................          --       --          --            --        (7,752)       --      (7,752)
  Pension adjustment..........          --       --        (177)           --            --        --        (177)
  Translation adjustment......          --       --          --        (4,773)           --        --      (4,773)
                                ----------    ------    -------       -------     ---------   -------    --------
          Ending balance......  24,225,000    $ 249     $74,723       $   256     $  12,773   $(2,700)   $ 85,301
                                ==========    ======    =======       =======     =========   =======    ========


        The accompanying notes are an integral part of these statements.

                          SAUER INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                             (DOLLARS IN THOUSANDS)


                                                               1995        1996        1997
                                                             --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income...............................................  $ 26,580    $ 18,898    $ 27,129
  Adjustments to reconcile net income to net cash provided
     by operating activities
     Depreciation and amortization.........................    19,898      24,830      25,835
     Minority interest in income of consolidated
       companies...........................................     6,447       6,643       8,492
     (Increase) decrease in working capital --
       Accounts receivable, net............................    (9,313)       (428)    (16,620)
       Inventories.........................................   (18,378)      4,719     (17,260)
       Accounts payable....................................    11,149      (7,126)     13,174
       Accrued liabilities.................................     5,419       2,930      (6,394)
       Other...............................................    (5,108)     (2,796)      8,388
                                                             --------    --------    --------
          Net cash provided by operating activities........    36,694      47,670      42,744
                                                             --------    --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property, plant and equipment...............   (45,689)    (56,284)    (66,750)
  Purchase of minority interest............................        --          --      (3,959)
  Proceeds from sales of property, plant and equipment.....       145          86         398
                                                             --------    --------    --------
          Net cash used in investing activities............   (45,544)    (56,198)    (70,311)
                                                             --------    --------    --------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowings (repayments) on notes payable and bank
     overdrafts............................................    21,657     (18,067)     10,555
  Net borrowings of long-term debt.........................       116      36,647      25,171
  Sale of common stock.....................................     3,400          --          --
  Purchase of common stock.................................    (2,700)         --          --
  Cash dividends...........................................    (7,738)     (7,752)     (7,752)
  Distribution to minority interest partners...............    (1,500)     (1,560)     (4,623)
                                                             --------    --------    --------
          Net cash provided by financing activities........    13,235       9,268      23,351
                                                             --------    --------    --------

EFFECT OF EXCHANGE RATE CHANGES............................      (145)       (524)       (450)
                                                             --------    --------    --------

CASH AND CASH EQUIVALENTS:
  Net increase (decrease) during the year..................     4,240         216      (4,666)
  Beginning balance........................................     7,573      11,813      12,029
                                                             --------    --------    --------
          Ending balance...................................  $ 11,813    $ 12,029    $  7,363
                                                             ========    ========    ========


        The accompanying notes are an integral part of these statements.

                          SAUER INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1996 AND 1997
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(1)  THE COMPANY AND ITS OPERATIONS:

     Sauer Inc., a U.S. corporation, and subsidiaries (the "Company") is a leading international manufacturer of components and systems that generate, transmit and control fluid power in mobile equipment. The Company's products are used by original equipment manufacturers of mobile equipment, including construction, agricultural and turf care equipment. The Company's products are sold throughout North America, Europe and East Asia.

     The Company, which is a holding company, conducts its business in North America as Sauer-Sundstrand Company (the "U.S. Operating Company"), and in Germany as Sauer-Sundstrand GmbH & Co. (the "German Operating Company"). The Company also has manufacturing plants in the United Kingdom, Italy, Slovakia, and China, as well as trading companies in other locations. Sauer-Sundstrand GmbH (the "German Holding Company"), which is wholly owned by the Company, functions as a management and holding company on behalf of the Company.

     The Company is majority owned by Mr. Klaus H. Murmann and certain of his family members, directly and through Sauer GmbH and other wholly owned companies. Sauer GmbH and Sauer GmbH and Co. Hydraulik K.G. ("Sauer Hydraulik") ("Murmann Limited Partners") hold limited partnership interests (the "Murmann Limited Partnership Interests") in the German Operating Company as described below. Sauer GmbH and Sauer Hydraulik, a German corporation and a German partnership, respectively, are wholly owned by the Murmann family.

(2)  JOINT VENTURES:

     During 1991, the U.S. Operating Company and Agri-Fab, Inc. formed a joint venture organized as a U.S. limited partnership under the name Hydro-Gear Limited Partnership ("Hydro-Gear"). The U.S. Operating Company contributed inventories and machinery and equipment with a carrying amount of $4,066 for a 60% interest in Hydro-Gear. The principal business of Hydro-Gear is the manufacture, sale and distribution of hydrostatic and axle products to the turf care market.

     On November 29, 1994, the German Holding Company and Povazske Strojarne, a.s. formed a joint venture organized as a Slovakian corporation under the name Sauer Mechanika, a.s. The German Holding Company contributed approximately $6,000 of cash, technology, and machinery and equipment for a 65% interest in Sauer Mechanika. During 1997, the German Holding Company purchased the 35% interest held by its partner, Povazske Strojarne, a.s., for $3,959. The principal business of Sauer Mechanika is the manufacture of gear boxes for transit mixers.

     On February 16, 1995, the Company and Shanghai Hydraulics and Pneumatics formed a joint venture organized as a Chinese Limited Liability Foreign Investment Enterprise under the name Sauer Shanghai Hydraulic Transmission Company, Ltd. ("SHC"). The Company contributed $5,400 of cash, machinery and equipment and technology for a 50% interest in SHC. Operations commenced during 1996. During 1997, the Company contributed an additional $2,700 of cash to increase its interest in SHC to 60%. The principal business of SHC is the manufacture, sale and distribution of high power hydrostatic transmissions to the Chinese market.

     On December 30, 1996, the German Holding Company and ZTS, a.s. formed a joint venture organized as a Slovakian corporation under the name Sauer ZTS, a.s. The German Holding Company contributed approximately $5,800 of cash and technology for a 65% interest in Sauer ZTS, a.s. The principal business of Sauer ZTS, a.s. is the manufacture of high power hydrostatic transmissions.

                          SAUER INC. AND SUBSIDIARIES

(3)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Basis of Presentation and Principles of Consolidation --

     The accounts of the Company are stated in accordance with generally accepted accounting principles in the United States of America. The consolidated financial statements include the accounts of Sauer Inc. and subsidiaries on a consolidated basis for all periods presented. All significant intercompany balances and transactions have been eliminated in consolidation.


     Sauer Inc. is the general partner and 80% owner of the German Operating Company. The Murmann Limited Partners have certain rights which include an annual cash payment equal to 8.5% of the income of Sauer Inc. and subsidiaries before taxes and the Murmann Limited Partnership Interests and the right to consent to certain actions of the German Operating Company. The Murmann Limited Partners have no other property rights in the assets of the Company, the U.S. Operating Company, the German Operating Company and any other related entity. However, effective April 21, 1998 the Company has the right to elect by the action of its independent directors or the holders of its common stock other than the Murmann family, to terminate the Murmann Limited Partnership Interests in exchange for 2,250,000 shares of common stock of Sauer Inc. As such, the Company controls and consolidates the German Operating Company.


  Use of Estimates --

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  New Accounting Principles --


     During 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". These changes did not have any impact on the Company's financial position or results of operations.


  Reclassification --

     Certain previously reported amounts have been reclassified to conform with the current period presentation.

  Minority Interest --

     Minority interest in net assets and income reflected in the accompanying consolidated financial statements consists of:


          (a) The Murmann Limited Partners, as holders of limited partnership interests, in the results of the German Operating Company equal to 8.5% of the income of Sauer Inc. and subsidiaries before taxes and the Murmann Limited Partnership Interests for 1995, 1996 and 1997.


          (b) A minority interest held by Agri-Fab, Inc. in a U.S. limited partnership for 1995, 1996 and 1997.

          (c) A minority interest held by Povazske Strojarne, a.s. in a Slovakian corporation for 1995, 1996 and 1997.

          (d) A minority interest held by Shanghai Hydraulics and Pneumatics in a Chinese equity joint venture for 1996 and 1997.

          (e) A minority interest held by ZTS, a.s. in a Slovakian corporation for 1997.

                          SAUER INC. AND SUBSIDIARIES

     The following table sets forth the components of minority interest in the consolidated balance sheets and consolidated statements of income and loss:

                         MINORITY INTEREST REFLECTED IN
                          CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31,
                                                           ------------------
                                                            1996       1997
                                                           -------    -------
German Operating Company.................................  $ 9,230    $11,203
Hydro-Gear...............................................   12,797     15,216
Sauer Mechanika, a.s.....................................    3,128         --
SHC......................................................       --      3,438
Sauer ZTS, a.s...........................................       --      2,942
                                                           -------    -------
          Total..........................................  $25,155    $32,799
                                                           =======    =======

                  MINORITY INTEREST (INCOME) LOSS REFLECTED IN
                       CONSOLIDATED STATEMENTS OF INCOME

                                                  YEARS ENDED DECEMBER 31,
                                                -----------------------------
                                                 1995       1996       1997
                                                -------    -------    -------
German Operating Company......................  $(2,954)   $(2,707)   $(4,001)
Hydro-Gear....................................   (3,681)    (4,345)    (6,339)
Sauer Mechanika, a.s..........................      188        168        291
SHC...........................................       --        241      1,480
Sauer ZTS, a.s................................       --         --         77
                                                -------    -------    -------
          Total...............................  $(6,447)   $(6,643)   $(8,492)
                                                =======    =======    =======


  Translation of Foreign Currencies --


     Assets and liabilities of consolidated foreign subsidiaries are translated into U.S. dollars at exchange rates in effect at year-end, while revenues and expenses are translated at average exchange rates prevailing during the year. The resulting translation adjustments are included in stockholders' equity. Gains or losses on transactions denominated in foreign currencies and the related tax effects, which are not material, are reflected in net income.

  Cash and Cash Equivalents --

     Cash equivalents are considered by the Company to be all highly liquid instruments purchased with original maturities of three months or less.

                          SAUER INC. AND SUBSIDIARIES

  Inventories --

     Inventories are valued at the lower of cost or market, using various cost methods, and include the cost of material, labor and factory overhead. The percentage of year end inventory using each of the methods was as follows:

                                                              DECEMBER 31,
                                                              ------------
                                                              1996    1997
                                                              ----    ----
Average Cost................................................   62%     61%
Last-in, first-out ("LIFO").................................   30%     32%
First-in, first-out ("FIFO")................................    8%      7%

  Property, Plant and Equipment and Depreciation --

     Property, plant and equipment are stated at historical cost, net of accumulated depreciation. Assets under capital lease are stated at the lower of fair market value or the present value of future minimum lease payments, net of accumulated depreciation. Depreciation is based on the straight-line method. Additions and improvements that substantially extend the useful life of a particular asset are capitalized. Repair and maintenance costs ($11,305, $13,110 and $15,184 in 1995, 1996 and 1997, respectively) are charged to expense. Upon the sale of property, plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in income.

  Intangible Assets and Amortization --

     Intangible assets include goodwill, patents and other intangibles. These assets are stated at cost, net of accumulated amortization, and are being amortized over the lesser of 20 years or the specific remaining identifiable life on a straight-line basis. Goodwill was $1,629 and $1,201 as of December 31, 1996 and 1997, net of accumulated amortization of $7,260 and $4,950, respectively. Amortization of goodwill and other intangibles was $1,649 for 1995, $2,449 for 1996 and $756 for 1997.

  Impairment of Long-Lived Assets --

     Consistent with the requirements of SFAS 121, the Company periodically assesses whether events or circumstances have occurred that may indicate the carrying value of its long-lived tangible and intangible assets may not be recoverable. The carrying value of long-lived tangible and intangible assets is evaluated based on the expected future non-discounted operating cash flows. When such events or circumstances indicate the carrying value of an asset may be impaired, the Company recognizes an impairment loss. Based upon its most recent analysis, the Company believes that no impairment exists at December 31, 1997.

  Revenue Recognition --

     Net sales are recorded at the time of shipment to customers along with related expenses including warranty expense.

  Income Taxes --

     The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax bases of the Company's assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation

                          SAUER INC. AND SUBSIDIARIES
allowances are recorded to reduce deferred taxes when it is more likely than not that a tax benefit will not be realized.

  Basic and Diluted Per Share Data --

     Basic and diluted income per common share data have been computed by dividing net income by the basic and diluted weighted average number of shares of common stock outstanding.

(4)  INVENTORIES:

     The composition of inventories is as follows:

                                                              DECEMBER 31,
                                                           ------------------
                                                            1996       1997
                                                           -------    -------
Raw materials............................................  $34,735    $41,851
Work in process..........................................   12,053     13,101
Finished goods and parts.................................   37,327     40,461
LIFO allowance...........................................   (5,842)    (6,382)
                                                           -------    -------
          Total..........................................  $78,273    $89,031
                                                           =======    =======

(5)  PROPERTY, PLANT AND EQUIPMENT:

     The estimated useful lives used in computing depreciation are as follows:

DESCRIPTION                                                     LIFE
-----------                                                   --------
Land improvements...........................................  20 years
Buildings...................................................  37 years
Building improvements.......................................  10 years
Building equipment..........................................  20 years
Machinery and equipment.....................................  12 years
Durable tools...............................................   3 years
Automobiles and trucks......................................   4 years
Office equipment............................................  10 years
Information systems and data-handling devices...............   5 years

     The cost and related accumulated depreciation of property, plant and equipment are summarized as follows:


                                                            DECEMBER 31,
                                                       ----------------------
                                                         1996         1997
                                                       ---------    ---------
Cost --
  Land and improvements............................    $   3,138    $   3,771
  Buildings and improvements.......................       33,378       43,527
  Machinery and equipment..........................      289,487      307,364
  Construction in progress.........................       15,184       27,485
Plant and equipment under capital lease............        1,447          638
                                                       ---------    ---------
     Total cost....................................      342,634      382,785
Less -- Accumulated depreciation...................     (190,313)    (191,095)
                                                       ---------    ---------
     Net property, plant and equipment.............    $ 152,321    $ 191,690
                                                       =========    =========



     Depreciation expense for 1995, 1996 and 1997 was $18,249, $22,381 and $25,079, respectively.

                          SAUER INC. AND SUBSIDIARIES

(6)  PENSION BENEFITS:

     The Company has noncontributory defined benefit plans covering substantially all employees. The benefits under these plans are based primarily on years of service and compensation levels. The Company's funding policy outside of Germany is to contribute annually an amount that falls within the range determined to be deductible for federal income tax purposes. The net pension liabilities reflected in the accompanying consolidated balance sheets result principally from unfunded pension plans of the Company's operations in Germany, where it is common practice to fund pension obligations at the time payments are made to retirees.

     Pension expense for 1995, 1996 and 1997 for these defined benefit plans consists of the following components:

                                                 1995       1996       1997
                                               --------    -------    -------
Service cost.................................  $  2,560    $ 2,846    $ 3,042
Interest on projected benefit obligation.....     6,065      6,181      7,422
Actual return on assets......................   (10,014)    (7,418)    (9,305)
Net amortization and deferral................     5,495      3,250      3,511
                                               --------    -------    -------
     Net pension expense.....................  $  4,106    $ 4,859    $ 4,670
                                               ========    =======    =======

     The following table sets forth the plans' funded status as of the respective balance sheet dates:

                                        DECEMBER 31, 1996             DECEMBER 31, 1997
                                    --------------------------    --------------------------
                                      ASSETS       ACCUMULATED      ASSETS       ACCUMULATED
                                      EXCEED        BENEFITS        EXCEED        BENEFITS
                                    ACCUMULATED      EXCEED       ACCUMULATED      EXCEED
                                     BENEFITS        ASSETS        BENEFITS        ASSETS
                                    -----------    -----------    -----------    -----------
Obligations --
  Vested benefit..................    $12,484       $ 50,148        $13,085       $ 57,837
  Nonvested benefit...............         --          7,787             --          4,726
                                      -------       --------        -------       --------
Accumulated benefit obligation....     12,484         57,935         13,085         62,563
Effect of projected salary
  increases.......................      2,887         12,377          2,834         13,279
                                      -------       --------        -------       --------
Projected benefit obligation......     15,371         70,312         15,919         75,842
Plan assets at fair value.........     20,127         45,167         22,560         50,527
                                      -------       --------        -------       --------
Projected benefit obligation (in
  excess of) less than plan
  assets..........................      4,756        (25,145)         6,641        (25,315)
Unrecognized transition asset.....     (1,487)            --         (1,479)            --
Unrecognized prior year service
  cost............................        646          1,549            567          1,285
Other unrecognized gain...........     (1,396)        (4,005)        (2,753)        (5,596)
Adjustment to recognize minimum
  liability.......................         --         (1,604)            --            (71)
                                      -------       --------        -------       --------
Net pension asset (liability).....      2,519        (29,205)         2,976        (29,697)
Less -- Current portion...........         --            572             --            738
                                      -------       --------        -------       --------
Net pension asset (liability),
  long-term.......................    $ 2,519       $(28,633)       $ 2,976       $(28,959)
                                      =======       ========        =======       ========

                          SAUER INC. AND SUBSIDIARIES

     Significant assumptions used in determining pension expense and related pension obligations are as follows:

                                                              DECEMBER 31,
                                                          --------------------
                                                          1995    1996    1997
                                                          ----    ----    ----
Discount rates --
  United States.........................................  7.5%    7.5%    7.5%
  Germany...............................................  7.5     7.5     7.5
  United Kingdom........................................  9.0     9.0     9.0
Rates of increase in compensation levels --
  United States.........................................  5.0     5.0     5.0
  Germany...............................................  3.5     3.5     3.5
  United Kingdom........................................  8.0     8.0     8.0
Expected long-term rate of return on assets --
  United States.........................................  8.5     8.5     8.5
  United Kingdom........................................  9.0     9.0     9.0

     The plans' assets consist principally of short-term U.S. Government securities, equity securities, fixed income contracts and insurance contracts.

(7)  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS:

     The Company provides health benefits for retired employees and certain dependents when the employee becomes eligible for these benefits by satisfying plan provisions which include certain age and/or service requirements. Health benefits for retirees of non-U.S. operations, where applicable, are provided through government sponsored plans to which contributions by the Company are required. The health benefit plans covering substantially all U.S. employees are contributory, with contributions reviewed annually and adjusted as appropriate. These plans contain other cost-sharing features such as deductibles and coinsurance. The Company does not pre-fund these plans and has the right to modify or terminate any of these plans in the future.

     The components of the postretirement benefit provisions of the Company sponsored plans for 1995, 1996 and 1997 were as follows:

                                                        1995     1996     1997
                                                       ------   ------   ------
Service cost.........................................  $  326   $  323   $  365
Interest cost........................................     886      948      997
Net deferral and amortization........................      --       22       20
                                                       ------   ------   ------
Postretirement benefit provision.....................  $1,212   $1,293   $1,382
                                                       ======   ======   ======

                          SAUER INC. AND SUBSIDIARIES

     The funded status of the Company sponsored plans was as follows:

                                                             DECEMBER 31,
                                                         --------------------
                                                           1996        1997
                                                         --------    --------
Accumulated postretirement benefit obligations:
  Retirees.............................................  $ (5,074)   $ (4,995)
  Eligible active plan participants....................    (3,237)     (3,472)
  Other active plan participants.......................    (5,292)     (5,163)
                                                         --------    --------
Accumulated postretirement benefit obligation..........   (13,603)    (13,630)
Unrecognized net loss..................................     1,683       1,641
                                                         --------    --------
Postretirement benefit liability.......................  $(11,920)   $(11,989)
                                                         ========    ========

     The assumed weighted average annual rate of increase in the per capita cost of medical benefits is 7.0% for 1998 and is assumed to decrease gradually in 1999 and 2000 and remain level at 5.5% thereafter.

     U.S. employees retiring after March 1, 1993 and hired prior to January 1, 1993 will receive the standard health benefits up to age 65 and then will be eligible for a Medicare reimbursement allowance based on years of service. U.S. employees hired after January 1, 1993 will only be eligible after age 65 for a Medicare reimbursement allowance based on years of service.

     A one percent increase in the annual health care trend rates would have increased the accumulated postretirement benefit obligation at December 31, 1997 by $1,625, and increased postretirement benefit expense for 1997 by $177. The weighted average discount rate used to estimate the accumulated postretirement benefit obligation was 7.5% for 1996 and 1997.

(8)  PHANTOM SHARE PLAN:

     Under the Company's Phantom Share Plan, the Board of Directors may grant up to 400,000 Phantom Share Rights to eligible employees. Each Phantom Share Right entitles the grantee to the market value of a common share as of the December 31 immediately prior to the date the restrictions on such Phantom Share Right lapse and, until the restrictions lapse, a quarterly payment in an amount determined by the Board of Directors. Restrictions on Phantom Share Rights consist of the vesting schedule under which such rights vest 20% in each of the fifth through ninth years after grant date. If no stock price quotation is available upon the lapse of restrictions with respect to a Phantom Share Right, the amount of the payment is determined pursuant to a formula set forth in the Phantom Share Plan based on the earnings and book value of the Company as adjusted to account for stock market trends. At December 31, 1996 and 1997, 91,400 and 110,400 Phantom Share Rights, respectively, were outstanding. Compensation expense is recognized ratably over the period from the date of grant to the date the restrictions on a right lapse. Earnings are also charged or credited for the aggregate appreciation or depreciation of the rights during the period as well as any quarterly payment to the grantees. Phantom share compensation expense was $1,162, $902, and $955 for 1995, 1996 and 1997, respectively. The total value of the Phantom Shares outstanding as of December 31, 1996 and 1997 was $2,651 and $3,257, respectively.

                          SAUER INC. AND SUBSIDIARIES

(9)  INCOME TAXES:

     The Company's income before income taxes and minority interest are as follows:


                                                  YEARS ENDED DECEMBER 31,
                                                -----------------------------
                                                 1995       1996       1997
                                                -------    -------    -------
United States.................................  $22,981    $31,308    $43,370
Europe and other..............................   15,228      4,476      8,195
                                                -------    -------    -------
          Total...............................  $38,209    $35,784    $51,565
                                                =======    =======    =======


     The Company's primary German operation is structured as a partnership. This operation is subject to United States as well as German income tax regulations. The above analysis of pretax income and the following analysis of the income tax provision by taxing jurisdiction are therefore not directly related.

     The (provision) benefit for income taxes by taxing jurisdiction location are as follows:


                                                 YEARS ENDED DECEMBER 31,
                                              -------------------------------
                                               1995        1996        1997
                                              -------    --------    --------
Current:
  United States
     Federal................................  $(4,355)   $ (4,994)   $(11,476)
     State..................................     (851)       (877)     (1,261)
  European and other........................   (3,078)     (4,096)     (3,443)
                                              -------    --------    --------
  Total current.............................   (8,284)     (9,967)    (16,180)
                                              -------    --------    --------
Deferred:
  United States
     Federal................................      711         400       1,593
     State..................................    1,667         (67)       (204)
  European and other........................      724        (609)     (1,153)
                                              -------    --------    --------
  Total deferred............................    3,102        (276)        236
                                              -------    --------    --------
Total income tax provision..................  $(5,182)   $(10,243)   $(15,944)
                                              =======    ========    ========


     A reconciliation of the statutory and effective income tax (provision) benefit based on the Company's income before income taxes and minority interest is as follows:


                                                 YEARS ENDED DECEMBER 31,
                                             --------------------------------
                                               1995        1996        1997
                                             --------    --------    --------
United States income tax provision at the
  statutory rate of 35%....................  $(13,373)   $(12,524)   $(18,047)
Deferred tax benefit not previously
  recognized from U.S. loss carryforwards,
  foreign tax credits and other............     9,176       2,069       1,923
European and Asian locations' losses not
  tax benefited............................      (305)     (1,367)     (1,686)
Taxes on European locations' income at
  rates which differ from the U.S. rate....        89         443        (270)
State income taxes, net of U.S. federal tax
  benefit..................................      (724)       (614)       (871)
Taxes on minority interest.................     1,568       1,289       3,518
Other......................................    (1,613)        461        (511)
                                             --------    --------    --------
Total income tax provision.................  $ (5,182)   $(10,243)   $(15,944)
                                             ========    ========    ========

                          SAUER INC. AND SUBSIDIARIES

     The Company's foreign deferred income tax liability results from temporary differences relating principally to pension benefits and to property, plant and equipment.

     The components of the Company's net deferred tax asset are as follows:


                                                              DECEMBER 31,
                                                           ------------------
                                                            1996       1997
                                                           -------    -------
U.S. tax credit carryforwards............................  $ 1,944    $ 1,575
Internal Revenue Code Section 743 and Other Tax Basis
  Step-Ups...............................................    5,224      4,473
Deferred compensation, post-retirement and accrued
  pension benefits.......................................   10,854     11,407
Tax over book depreciation...............................   (3,437)    (5,055)
Inventory and warranty reserves not deducted for tax.....    5,111      5,283
Other items..............................................    1,500      2,125
                                                           -------    -------
Gross deferred tax asset.................................   21,196     19,808
Valuation allowance......................................   (3,734)    (3,187)
                                                           -------    -------
Net deferred tax asset...................................   17,462     16,621
Less -- current portion..................................   (8,701)    (7,990)
                                                           -------    -------
Deferred tax asset, long-term............................  $ 8,761    $ 8,631
                                                           =======    =======



     In 1990, the Company issued common stock in exchange for a 40.404% interest in the Sundstrand-Sauer Company partnership. The partnership filed an election under Internal Revenue Code (IRC) Section 754 and, accordingly, a tax basis step up was provided to the Company under IRC Section 743. In 1994, certain assets were sold from the German Operating Company to the German Holding Company to facilitate the establishment of Sauer Mechanika a.s., described in Note 2. For tax purposes, this was a taxable transaction and, accordingly, resulted in a tax basis step-up when the assets were ultimately contributed to Sauer Mechanika a.s. The remaining, unamortized balances of these tax basis step-ups were $5,224 and $4,473 at December 31, 1996 and 1997, respectively.


     During 1997 the valuation allowance relating to the Company's deferred income tax asset decreased by $547. The decrease was due to the realization in the current period of certain tax benefits for which a valuation allowance had been previously provided.

     As of December 31, 1997, the Company had not provided federal income taxes on $3,018 of undistributed earnings recorded by certain subsidiaries outside the United States, since these earnings were deemed permanently invested. Although it is not practicable to determine the deferred tax liability on the unremitted earnings, foreign tax credits would be available to reduce any U.S. tax liability if these foreign earnings were remitted.

     The Company had the following tax return carryforwards available to offset future years' taxes at December 31, 1997:


                                                                   EXPIRATION
                                                        AMOUNT       DATES
                                                        -------    ----------
German net operating losses...........................  $48,030    Indefinite
U.S. foreign tax credits..............................  $ 4,292    1998-2002


     The German net operating losses do not produce a deferred tax asset on a consolidated basis due to the treatment of the German Operating Company as a partnership combined with the impact of foreign tax credits.

                          SAUER INC. AND SUBSIDIARIES

     The Company and its subsidiaries paid net income taxes of $8,008, $7,625 and $18,495 in 1995, 1996 and 1997, respectively.

(10)  NOTES PAYABLE AND LONG-TERM DEBT:

     Long-term debt consisted of the following:


                                                              DECEMBER 31,
                                                           ------------------
                                                            1996       1997
                                                           -------    -------
Company's Revolving Credit Agreement, due August, 2001...  $15,000    $15,000
U.S. Operating Company's Revolving Credit Facility, due
  March, 2002............................................   28,000     24,000
U.S. Operating Company's Senior Notes due through
  December, 2007.........................................       --     25,000
U.S. Operating Company's Industrial Development Revenue
  Bonds, due May, 2026...................................    9,000      9,000
European and other borrowings............................    6,266      3,150
                                                           -------    -------
          Total debt.....................................   58,266     76,150
Less scheduled current maturities........................   (1,932)      (952)
                                                           -------    -------
          Total long-term debt...........................  $56,334    $75,198
                                                           =======    =======



     The Company's Revolving Credit Agreement ("Agreement") allows the Company to borrow up to $15,000 at an interest rate based on the London interbank offered rate ("LIBOR"). At December 31, 1996 and 1997, the interest rate on outstanding borrowings under the Agreement was 7.0% and 7.05%, respectively. The Agreement requires the maintenance of certain financial results including maintaining minimum levels of net worth and cash flow and contains limitations on the payment of cash dividends. At December 31, 1997 the Company was in compliance with these requirements and $17,600 of dividends could be paid by the Company.



     The U.S. Operating Company's Revolving Credit Facility, dated November 6, 1997, permits the U.S. Operating Company to choose between two interest rate options and to specify what portion of the loan is covered by a specific interest rate option and the applicable funding period to which the interest rate option is to apply. The interest rate options are based on the bank's prime lending rate and LIBOR. The U.S. Operating Company's Revolving Credit Facility permits unsecured borrowings up to $45,000. At December 31, 1996 and 1997, the weighted average interest rate on outstanding borrowings was approximately 6.6% and 6.73% respectively.



     The U.S. Operating Company's Revolving Credit Facility contains certain restrictions and requires the U.S. Operating Company to maintain certain financial ratios, including limitations on the payment of cash dividends and maintaining profit before interest and taxes at least 2.5 times interest expense. Additionally, the U.S. Operating Company's Revolving Credit Facility requires the maintenance of net worth (as defined). The U.S. Operating Company was in compliance with the requirements at December 31, 1997 and required net worth was $56,307.


     On May 1, 1996, the U.S. Operating Company issued $9,000 of Industrial Development Revenue Bonds ("Bonds"). The Bonds are at variable interest rates. At December 31, 1996 and 1997, the interest rate on the bonds was 5.1% and 4.7%, respectively. The Bonds are secured by a bank letter of credit. The bonds contain certain covenants and restrictions similar to those included in the U.S. Operating Company's Revolving Credit Facility. At December 31, 1997, the U.S. Operating Company was in compliance with these requirements.

                          SAUER INC. AND SUBSIDIARIES

     On December 15, 1997, the U.S. Operating Company issued $25,000 of 6.68% Senior Notes ("Senior Notes"). The Senior Notes have scheduled annual repayments starting with December 15, 2001 through December 15, 2007. The Senior Notes contain certain restrictions and require the maintenance of certain financial ratios which are similar to the U.S. Operating Company's Revolving Credit Facility. At December 31, 1997, the U.S. Operating Company was in compliance with these requirements.


     Payments required on long-term debt outstanding as of December 31, 1997, during the years 1998 through 2002 and for years thereafter, are $952, $930, $858, $18,140, $27,000 and $28,270, respectively.


     The Company from time to time employs off-balance sheet financial instruments to reduce its exposure to fluctuations in interest rates. These instruments include interest rate caps and swaps. The Company designates interest rate swaps as hedges of LIBOR-based bank debt, and accrues as interest expense the differential to be paid or received under the agreements as rates change over the lives of the contracts.

     The Company continually monitors its positions with, and the credit quality of, the financial institutions which are counterparties to its off-balance sheet financial instruments and does not expect non-performance by the counterparties.

     At December 31, 1996, the Company had $20,000 (notional amount) of interest rate contracts outstanding. At December 31, 1996, the carrying value was $0, and the estimated fair value was approximately $108. There were no interest rate contracts outstanding as of December 31, 1997. The fair market value is calculated by an independent party and is the amount that would be received if the contract was terminated.


     The Company also maintains revolving credit facilities, notes payable and bankers' acceptances for its European and other operations. The German Operating Company's credit agreement contains restrictions similar to those in the U.S. Operating Company's agreements. The German Operating Company was in compliance with the requirements at December 31, 1997 and required net worth was $10,920. At December 31, 1997, accounts receivable, inventories, property, plant and machinery and equipment in the amount of $27,688 were pledged as collateral under these European and other operations credit facilities.


     The weighted average interest rates on short-term borrowings at year-end were 7.5% in 1995, 6.6% in 1996 and 6.8% in 1997.

     The status of lines of credit as of December 31, 1996, and 1997, is summarized below:


                                            1996       1997
                                           -------    -------
Lines of credit
  Used...................................  $70,283    $74,696
  Unused.................................   51,501     51,975


     Interest paid was $6,707, $6,826 and $8,107 for 1995, 1996 and 1997, respectively.

     The fair market value of long-term debt at December 31, 1996 and 1997 approximates the amounts recorded in the balance sheet based on information available to the Company with respect to interest rates and terms for similar financial instruments.

(11)  STOCKHOLDERS' EQUITY:


     On May 17, 1995 the Company sold 850,000 newly issued shares to a group of management. The net proceeds of $3,400 were used to reduce borrowings. On May 30, 1995 the Company purchased 675,000 of its shares from an existing shareholder for $2,700.



(12)  RELATED-PARTY TRANSACTIONS:



     Sauer Hydraulik leases certain property, plant and equipment to the German Operating Company. The German Operating Company has the option to purchase the property leased from Sauer Hydraulik at fair

                          SAUER INC. AND SUBSIDIARIES
market value. On April 16, 1998, the Company exercised its purchase option. See Footnote 17. Rent expense associated with the leased property was $2,795, $2,633 and $2,278 for 1995, 1996 and 1997, respectively.



     Minimum rental commitments of the German Operating Company required under all non-cancelable leases with Sauer Hydraulik as of December 31, 1997, are $2,202 during each of the years 1998 through 2002, and $8,810 thereafter.



(13)  COMMITMENTS AND CONTINGENCIES:


     The Company leases certain facilities and equipment under operating leases, many of which contain renewal options. Total rental expense on all operating leases during 1995, 1996 and 1997 was $4,855, $5,484 and $5,835, respectively.

     Minimum future rental commitments under all non-cancelable leases as of December 31, 1997, are as follows:

                                                     OPERATING
                                                      LEASES
                                                     ---------
1998...............................................   $ 5,365
1999...............................................     4,608
2000...............................................     4,322
2001...............................................     4,164
2002...............................................     3,900
2003 and after.....................................    10,745
                                                      -------
                                                      $33,104
                                                      =======

     The Company is involved in certain legal proceedings in the ordinary course of its business. Management does not believe that the outcome of such proceedings will have a material adverse effect upon the Company's financial position or results of operations.


(14)  QUARTERLY FINANCIAL DATA (UNAUDITED):



                                                      QUARTER
                              --------------------------------------------------------
                               FIRST       SECOND      THIRD       FOURTH      TOTAL
                              --------    --------    --------    --------    --------
1996 --
  Net sales.................  $133,981    $125,064    $ 99,093    $109,428    $467,566
  Gross profit..............    34,535      30,376      22,534      26,087     113,532
  Net income................     5,890       6,071       3,070       3,867      18,898
  Basic and diluted net
     income per common
     share --...............       .24         .25         .13         .16         .78
1997 --
  Net sales.................   135,860     146,273     118,906     134,134     535,173
  Gross profit..............    34,520      39,143      30,023      27,422     131,108
  Net income................     7,894      10,258       5,512       3,465      27,129
  Basic and diluted net
     income per common
     share --...............       .33         .42         .23         .14        1.12

                          SAUER INC. AND SUBSIDIARIES

(15)  SEGMENT AND GEOGRAPHIC INFORMATION:


     The Company has two reportable segments defined by geographic region due to the difference in economic characteristics in which these segments operate. The activities of each reportable segment consists of the design, manufacture and sale of hydraulic systems and other related components.

     The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates individual segment performance based on net income. Intersegment sales are made at established transfer prices. The following table presents the significant items by segment:


                            NORTH AMERICA    EUROPE    ALL OTHER   ELIMINATIONS       TOTAL
                            -------------   --------   ---------   ------------      --------
1995
  Trade sales.............    $247,380      $199,394   $     --    $          --     $446,774
  Intersegment sales......      30,588        21,640         --      (52,228)(1)           --
  Interest income.........         747           341        112         (925)(2)          275
  Interest expense........       1,864         4,562      1,431         (925)(2)        6,932
  Depreciation and
     amortization.........      10,846         8,596        456               --       19,898
  Net income (loss).......      17,238        14,395     (1,698)      (3,355)(3)       26,580
  Total assets............     144,718       167,208    129,632     (137,321)(4)      304,237
  Capital expenditures....      26,504        19,185         --               --       45,689

1996
  Trade sales.............    $272,780      $194,627   $    159    $          --     $467,566
  Intersegment sales......      25,343        28,344         --      (53,687)(1)           --
  Interest income.........       1,377           212        411       (1,436)(2)          564
  Interest expense........       2,760         3,864      1,335       (1,436)(2)        6,523
  Depreciation and
     amortization.........      13,358        10,993        479               --       24,830
  Net income (loss).......      18,471         6,543     (3,094)      (3,022)(3)       18,898
  Total assets............     173,325       173,655    133,287     (142,740)(4)      337,527
  Capital expenditures....      24,556        31,550        178               --       56,284

1997
  Trade sales.............    $332,974      $201,130   $  1,069    $          --     $535,173
  Intersegment sales......      36,557        32,424        582      (69,563)(1)           --
  Interest income.........       1,441           518        228       (1,489)(2)          698
  Interest expense........       3,692         5,028      1,074       (1,489)(2)        8,305
  Depreciation and
     amortization.........      13,834        11,230        771               --       25,835
  Net income (loss).......      26,873         6,142     (1,500)      (4,386)(3)       27,129
  Total assets............     202,335       184,533    159,223     (155,188)(4)      390,903
  Capital expenditures....      41,781        24,851        118               --       66,750


     Reconciliations:

     (1) Elimination of intersegment sales.

     (2) Elimination of intersegment interest income and expense from borrowings made between segments.

                          SAUER INC. AND SUBSIDIARIES

     (3) Net income eliminations:

                                            1995         1996         1997
                                          ---------    ---------    ---------
Minority interest in German Operating
  Company...............................  $  (2,954)   $  (2,707)   $  (4,001)
Intersegment profit on intersegment
  sales.................................       (401)        (315)        (385)
                                          ---------    ---------    ---------
Total net income eliminations...........  $  (3,355)   $  (3,022)   $  (4,386)
                                          =========    =========    =========

     (4) Total assets eliminations:

Investment in subsidiaries..............  $(121,873)   $(127,415)   $(137,095)
Intersegment receivables................    (16,058)     (13,783)     (16,230)
Intersegment profit in inventory........        610       (1,542)      (1,863)
                                          ---------    ---------    ---------
Total assets eliminations...............  $(137,321)   $(142,740)   $(155,188)
                                          =========    =========    =========

     A summary of the Company's net sales by product line is presented below:

                                                        NET SALES
                                             --------------------------------
                                               1995        1996        1997
                                             --------    --------    --------
Hydrostatic transmissions..................  $339,945    $350,847    $408,802
Gear pumps and motors......................    63,094      64,218      64,414
Electrohydraulics and others...............    43,735      52,501      61,957
                                             --------    --------    --------
          Total............................  $446,774    $467,566    $535,173
                                             ========    ========    ========

     A summary of the Company's net sales and long-lived assets by geographic area is presented below :


                                                                LONG-LIVED
                                 NET SALES(1)                   ASSETS(2)
                       --------------------------------    --------------------
                         1995        1996        1997        1996        1997
                       --------    --------    --------    --------    --------
United States........  $227,264    $247,339    $272,783    $ 75,974    $106,120
Germany..............    48,294      45,909      49,931      28,625      26,517
United Kingdom.......    41,043      39,428      39,050      18,577      19,400
Other countries......   130,173     134,890     173,409      32,940      44,067
                       --------    --------    --------    --------    --------
          Total......  $446,774    $467,566    $535,173    $156,116    $196,104
                       ========    ========    ========    ========    ========


---------------
(1) Net sales are attributed to countries based on location of customer.

(2) Long-lived assets include property, plant and equipment net of accumulated depreciation, intangible assets net of accumulated amortization and certain other long-term assets.

     No single customer accounted for 10% or more of total consolidated sales in any year presented.

                          SAUER INC. AND SUBSIDIARIES

(16)  SAUER INC. (PARENT ONLY) FINANCIAL STATEMENTS:


     The condensed financial statements of Sauer Inc. (the parent company) are presented below:

                            SAUER INC. (PARENT ONLY)

                            CONDENSED BALANCE SHEETS
                        AS OF DECEMBER 31, 1996 AND 1997


                                                           1996        1997
                                                         --------    --------
                                   ASSETS
Current assets --
  Cash.................................................  $    546    $     19
  Other current assets.................................        --       2,116
                                                         --------    --------
          Total current assets.........................       546       2,135
Receivables from subsidiaries..........................     3,896       4,669
Intangible assets, net.................................       812         391
Equity investment in subsidiaries*.....................    89,358     101,924
Other..................................................       619       4,479
                                                         --------    --------
                                                         $ 95,231    $113,598
                                                         --------    --------
                    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities....................................  $  6,212    $  1,913
Long-term debt.........................................    15,000      15,000
Payables to subsidiaries...............................     3,145       3,023
Other long term liabilities............................        --       8,361
                                                         --------    --------
          Total liabilities............................    24,357      28,297
                                                         --------    --------
Stockholders' equity --
  Common stock, par value $.01 per share, authorized
     45,000,000 in 1996 and 1997; issued 24,900,000 and
     outstanding 24,225,000 shares in 1996 and 1997....       249         249
  Additional paid-in capital...........................    74,900      74,723
  Cumulative translation adjustment....................     5,029         256
  Retained earnings (deficit)..........................    (6,604)     12,773
  Common stock in treasury (at cost), 675,000 shares in
     1996 and 1997.....................................    (2,700)     (2,700)
                                                         --------    --------
          Total stockholders' equity...................    70,874      85,301
                                                         --------    --------
                                                         $ 95,231    $113,598
                                                         ========    ========


---------------

* Equity investment in subsidiaries, net, reported in the above condensed balance sheet as of December 31, 1997, includes $59,254 and $21,905 of net worth related to the U.S. and German Operating Companies, respectively. The U.S. Operating Company is subject to financial covenants related to its Revolving Credit Facility that, among other things, require that the U.S. Operating Company maintain net worth (as defined) of not less than the sum of $46,800, plus 35% of the U.S. Operating Company's quarterly net income, if positive, for each fiscal quarter ending on or after March 31, 1997. At December 31, 1997, required net worth was $56,307. The German Operating Company is subject to similar financial covenants that require the German Operating Company to maintain net worth of not less than 15% of total assets. At December 31, 1997, required net worth was $10,920.

                          SAUER INC. AND SUBSIDIARIES

                            SAUER INC. (PARENT ONLY)

                         CONDENSED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997


                                                 1995           1996           1997
                                              -----------    -----------    -----------
Equity earnings of subsidiaries.............  $    26,762    $    16,990    $    28,567
Expenses, net --
  Selling, general and administrative.......        4,988          3,298          5,921
  Interest expense..........................        1,319            927            735
  Other expense, net........................         (108)           389            (31)
                                              -----------    -----------    -----------
     Expenses, net..........................        6,199          4,614          6,625
                                              -----------    -----------    -----------
     Income from operations before income
       taxes................................       20,563         12,376         21,942
Benefit for income taxes....................        6,017          6,522          5,187
                                              -----------    -----------    -----------
     Net income.............................  $    26,580    $    18,898    $    27,129
                                              ===========    ===========    ===========
Basic and diluted net income per common
  share.....................................  $      1.10    $       .78    $      1.12
                                              ===========    ===========    ===========
Basic and diluted weighted average common
  shares outstanding........................   24,187,500     24,225,000     24,225,000
                                              ===========    ===========    ===========

                          SAUER INC. AND SUBSIDIARIES

                            SAUER INC. (PARENT ONLY)

                       CONDENSED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997


                                                       1995        1996        1997
                                                     --------    --------    --------
Cash flows from operating activities --

  Net income.......................................  $ 26,580    $ 18,898    $ 27,129
  Adjustments to reconcile net income to net cash
     provided by operating activities --
     Equity earnings of subsidiaries...............   (26,762)    (16,990)    (28,567)
     Dividends received from subsidiaries..........    14,805      16,200      21,879
     Depreciation and amortization.................       456         422         421
     Change in working capital.....................     3,990      (3,522)     (6,415)
     Other.........................................    (3,707)       (272)      3,353
                                                     --------    --------    --------
       Net cash provided by operating activities...    15,362      14,736      17,800
                                                     --------    --------    --------
Cash flows used in investing activities --
  Contributions to subsidiaries....................    (2,091)     (4,442)     (9,680)
                                                     --------    --------    --------
Cash flows from financing activities --
  Repayments of long-term debt.....................        --      (5,000)         --
  Net financing from (to) subsidiaries.............    (6,212)      2,982        (895)
  Sale of common stock.............................     3,400          --          --
  Purchase of common stock.........................    (2,700)         --          --
  Cash dividends...................................    (7,738)     (7,752)     (7,752)
                                                     --------    --------    --------
       Net cash used in financing activities.......   (13,250)     (9,770)     (8,647)
                                                     --------    --------    --------
Cash --
  Net increase (decrease) during the year..........        21         524        (527)
  Beginning balance................................         1          22         546
                                                     --------    --------    --------
  Ending balance...................................  $     22    $    546    $     19
                                                     ========    ========    ========



(17)  SUBSEQUENT EVENTS:



     On March 12, 1998, the Board of Directors authorized a class of preferred stock with 300 shares authorized at $.01 par value. No preferred shares have been issued.



     On April 6, 1998, the Board of Directors adopted, and on April 22, 1998, the Stockholders approved, an amendment to the Certificate of Incorporation increasing the number of authorized shares of common stock from 3,000 to 45,000,000 and an increase in the number of shares of authorized preferred stock from 300 to 4,500,000.



     On April 7, 1998, the Board of Directors adopted, and on April 22, 1998, the Stockholders approved, a 12,500-for-1 common stock split, in the form of a reclassification and exchange, increasing the number of shares of common stock issued and outstanding from 1,992 and 1,938, respectively, to 24,900,000 and 24,225,000, respectively, and the par value of a share of common stock was reduced from $5,000 to $.01. As a result of the reduction in the par value of the common stock, the amount of the Company's common stock was reduced by transferring $9,711,000 from the common stock account to the additional paid-in-capital account. The financial statements (including share and per share amounts) have been restated to reflect these actions.



     On April 16, 1998, Sauer Hydraulik signed an agreement to sell property, plant and equipment, which was previously leased, at fair market value, as determined by an independent appraisal, to the German Holding Company, in exchange for a note payable and assumption of a mortgage. The transaction is expected to be consummated on May 1, 1998.

------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.
                               ------------------

                               TABLE OF CONTENTS


                                          PAGE
                                          ----
Prospectus Summary......................     1
Risk Factors............................     8
The Combined Offering...................    12
Use of Proceeds.........................    13
Dilution................................    13
Dividend Policy.........................    14
Capitalization..........................    15
Shares Eligible for Future Sale.........    16
Selected Consolidated Financial Data....    17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................    19
Business................................    25
Management..............................    40
Relationship with Principal
  Stockholder...........................    50
Principal and Selling Stockholders......    53
Description of Capital Stock............    54
Certain United States Federal Tax
  Consequences for Non-U.S. Holders.....    59
Underwriting............................    62
Notice to Canadian Residents............    64
Legal Opinions..........................    65
Experts.................................    65
Available Information...................    66
Index to Consolidated Financial
  Statements............................   F-1


                               ------------------


    UNTIL                   , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS),
ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


======================================================

                               [SAUER INC. LOGO]


                                9,000,000 Shares

                                  Common Stock

                                ($.01 par value)


                                   PROSPECTUS
                           CREDIT SUISSE FIRST BOSTON
                              SALOMON SMITH BARNEY
                            DEUTSCHE MORGAN GRENFELL
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses payable in connection with the offering of the shares being registered hereby, other than underwriting discounts and commissions. All the amounts shown are estimates, except the Securities and Exchange Commission registration fee and the NASD filing fee. All of such expenses are being borne by the Company.


SEC registration fee........................................  $   54,959
NASD filing fee.............................................      19,130
NYSE listing fee............................................      50,000
FSE listing fee.............................................      25,000
Accounting fees and expenses................................     550,000
Legal fees and expenses.....................................   1,100,000
Blue Sky fees and expenses..................................      10,000
Printing and engraving expenses.............................     600,000
Registrar and transfer agent's fees.........................      25,000
Miscellaneous fees and expenses.............................     100,911
                                                              ----------
          Total.............................................  $2,535,000
                                                              ==========


     The Selling Stockholders are not paying any portion of such expenses.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL") permits a provision in the certificate of incorporation of each corporation organized thereunder, eliminating or limiting, with certain exceptions, the personal liability of a director to the corporation or its stockholders for monetary damages for certain breaches of fiduciary duty as a director. The Certificate of Incorporation of the Company eliminates the personal liability of directors to the fullest extent permitted by Delaware law.

     Section 145 of the DGCL ("Section 145"), in summary, empowers a Delaware corporation, within certain limitations, to indemnify its officers, directors, employees and agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by them in connection with any suit or proceeding other than by or on behalf of the corporation, if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to a criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

     With respect to actions by or on behalf of the corporation, Section 145 permits a corporation to indemnify its officers, directors, employees and agents against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit, provided such person meets the standard of conduct described in the preceding paragraph, except that no indemnification is permitted in respect of any claim where such person has been found liable to the corporation, unless the Court of Chancery or the court in which such action or suit was brought approves such indemnification and determines that such person is fairly and reasonably entitled to be indemnified.

     Article Ninth of the Restated Certificate of Incorporation of the Company provides for the indemnification of officers and directors and certain other parties of the Company to the fullest extent permitted by law. In addition, the Company has entered into Indemnification Agreements with its directors and certain officers pursuant to which the Company generally is obligated to indemnify its directors and officers to the maximum extent permitted by law. The Company also maintains directors and officers liability insurance.

     The Underwriting Agreement provides for indemnification by the Underwriters of the Company, the Selling Stockholders, the Company's directors and officers, and persons who control the Company within the meaning of Section 15 of the Securities Act for certain liabilities.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES


     Within the past year, the U.S. Operating Company issued securities which were not registered under the Securities Act of 1933, as amended (the "Securities Act"), as follows:



     On December 15, 1997, Sauer-Sundstrand Company issued and sold $25,000,000 aggregate principal amount of its 6.68% Senior Notes due December 15, 2007. The Notes were sold at 100% of the principal amount to Massachusetts Mutual Life Insurance Company and CM Life Insurance Company, institutions which are qualified institutional buyers as defined in Rule 144A under the Securities Act. Exemption from registration for the issuance of the Notes was claimed under Rule 144A of the Securities Act.



ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULE



  (a) Exhibits



  EXHIBIT
  NUMBER                         DESCRIPTION OF DOCUMENT
  -------                        -----------------------
     1.1(a)*   Form of Underwriting Agreement among the Company, the
                 Selling Stockholders and the U.S. Underwriters............
     1.1(b)*   Form of Subscription Agreement among the Company, the
                 Selling Stockholders and the Managers.....................
     1.1(c)*   Form of Agreement between the U.S. Underwriters and the
                 Managers..................................................
     3.1(a)+   Restated Certificate of Incorporation of the Company........
     3.1(b)*   Certificate of Amendment to Amended and Restated Certificate
                 of Incorporation of Sauer Inc.............................
     3.1(c)*   Restated Certificate of Incorporation of the Company........
     3.2+      Restated By-laws of the Company.............................
     4.1*      Form of Certificate of the Company's Common Stock, $.01 par
                 value.....................................................
     5.1*      Opinion of Shearman & Sterling re legality..................
    10.1(a)*   Amended and Restated Agreement Regarding the Establishment
                 of a Silent Partnership Agreement.........................
    10.1(b)*   Registration Rights Agreement...............................
    10.1(c)*   Indemnification Agreement...................................
    10.1(d)*   Purchase Agreement For Neumunster, Germany Facility.........
    10.1(e)*   Lease Agreement For Neumunster, Germany Facility............
    10.1(f)*   Lease Agreement For Dubnica, Slovakia Facility..............
    10.1(g)*   Lease Agreement For Swindon, England Facility...............
    10.1(h)*   Lease Agreement For Minneapolis, Minnesota Facility.........
    10.1(i)*   Lease Agreement For Newtown, Pennsylvania Facility..........
    10.1(j)*   Lease Agreement For Shanghai/Pudong China Facility..........
    10.1(k)*   Employment Contract With Klaus Murmann......................
    10.1(l)*   Employment Contract With Tonio Barlage......................
    10.1(m)*   Employment Contract With Thomas Kittel......................
    10.1(n)*   Sauer Inc. Phantom Share Plan...............................
    10.1(o)*   Sauer Inc. Bonus Plan.......................................
    10.1(p)*   Sauer Inc. 1998 Long-Term Incentive Plan....................
    10.1(q)*   Sauer Inc. Non-employee Director Stock Option and Restricted
                 Stock Plan................................................
    10.1(r)*   Sauer Inc. Management Incentive Plan........................
    10.1(s)*   Sauer-Sundstrand Employees' Retirement Plan.................
    10.1(t)*   Sauer-Sundstrand Company Supplemental Retirement Benefit
                 Plan For Certain Key Executives...........................
    10.1(u)*   Sauer-Sundstrand Company Supplemental Retirement Benefit
                 Plan For Certain Key Executives Previously Employed By The
                 Sundstrand Corporation....................................
    10.1(v)*   Sauer-Sundstrand Employees' Savings & Retirement Plan.......
    10.1(w)*   Retirement Benefits Agreement for Klaus Murmann.............

  EXHIBIT
  NUMBER                         DESCRIPTION OF DOCUMENT
  -------                        -----------------------
    10.1(x)*   Retirement Benefits Agreement for Tonio Barlage.............
    10.1(y)*   European Employees' Pension Plan............................
    21.1*      Subsidiaries of the Company.................................
    23.1*      Consent of Arthur Andersen LLP..............................
    23.2*      Consent of Shearman & Sterling (included in Exhibit 5.1)....
    24.1(a)+   Power of Attorney (included on page II-4)...................
    24.1(b)*   Power of Attorney...........................................
    27.1*      Financial Data Schedule.....................................


---------------
* Filed herewith


+ Previously filed


  (b) Financial Statement Schedule

     The following financial statement schedule is filed as part of this Registration Statement:

          Report of Independent Public Accountants with respect to Financial Statement Schedule

          Schedule II: Valuation and Qualifying Accounts

     All other schedules except those listed are omitted because they are either not required, not applicable or the required information is included in the financial statements or notes thereto.


ITEM 17.  UNDERTAKINGS



     The Company hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.



     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



     The Company hereby undertakes that:



          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.



          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ames, State of Iowa, on the 23rd day of April, 1998.


                                          SAUER INC.

                                          By:    /s/ KENNETH D. MCCUSKEY
                                            ------------------------------------
                                            Name:  Kenneth D. McCuskey
                                            Title:    Treasurer-Secretary


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated below, on this 23rd day of April, 1998.



                        NAME                                                 TITLE
                        ----                                                 -----

                          *                              Chairman and Chief Executive Officer
-----------------------------------------------------
                  Klaus H. Murmann

                          *                              President and Chief Operating Officer
-----------------------------------------------------
                  Tonio P. Barlage

                          *                              Executive Vice President
-----------------------------------------------------
                  David L. Pfeifle

               /s/ KENNETH D. MCCUSKEY                   Treasurer-Secretary
-----------------------------------------------------
                 Kenneth D. McCuskey

                          *                              Director
-----------------------------------------------------
                     Nicola Keim

                          *                              Director
-----------------------------------------------------
                Johannes F. Kirchhoff

                          *                              Director
-----------------------------------------------------
                    Sven Murmann

                          *                              Director
-----------------------------------------------------
                 Agustin A. Ramirez

                          *                              Director
-----------------------------------------------------
                Richard M. Schilling

            *By: /s/ KENNETH D. MCCUSKEY
  ------------------------------------------------
                  Attorney-in-Fact

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                  WITH RESPECT TO FINANCIAL STATEMENT SCHEDULE

To the Shareholders of SAUER INC. AND SUBSIDIARIES:


     We have audited in accordance with generally accepted auditing standards, the financial statements of SAUER INC. AND SUBSIDIARIES included in this registration statement and have issued our report thereon dated February 27, 1998 (except with respect to the matters discussed in Note 3 and Note 17, as to which the date is April 22, 1998). Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index in Item 16(b) is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. The schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.



/s/ ARTHUR ANDERSEN LLP



Chicago, Illinois


February 27, 1998

                                                                     SCHEDULE II

                          SAUER INC. AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS
                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                             (DOLLARS IN THOUSANDS)

                                                                CHARGED
                                                 BALANCE AT        TO                       BALANCE AT
                                                 BEGINNING     COSTS AND     RECEIVABLES      END OF
                                                  OF YEAR       EXPENSES     WRITTEN OFF       YEAR
                                                 ----------    ----------    -----------    ----------
For the year ended December 31, 1995:
  Allowance for Doubtful Accounts..............    $2,685        $  924         $(203)        $3,406
For the year ended December 31, 1996:
  Allowance for Doubtful Accounts..............    $3,406        $ (429)        $(287)        $2,690
For the year ended December 31, 1997:
  Allowance for Doubtful Accounts..............    $2,690        $1,110         $(605)        $3,195

                                 EXHIBIT INDEX


EXHIBIT
 NUMBER                      DESCRIPTION OF DOCUMENT
--------                     -----------------------
 1.1(a)*   Form of Underwriting Agreement among the Company, the
             Selling Stockholders and the U.S. Underwriters............
 1.1(b)*   Form of Subscription Agreement among the Company, the
             Selling Stockholders and the Managers.....................
 1.1(c)*   Form of Agreement between the U.S. Underwriters and the
             Managers..................................................
 3.1(a)+   Restated Certificate of Incorporation of the Company........
 3.1(b)*   Certificate of Amendment to Amended and Restated Certificate
             of Incorporation of Sauer Inc.............................
 3.1(c)*   Restated Certificate of Incorporation of the Company........
 3.2+      Restated By-laws of the Company.............................
 4.1*      Form of Certificate of the Company's Common Stock, $.01 par
             value.....................................................
 5.1*      Opinion of Shearman & Sterling re legality..................
10.1(a)*   Amended and Restated Agreement Regarding the Establishment
             of a Silent Partnership Agreement.........................
10.1(b)*   Registration Rights Agreement...............................
10.1(c)*   Indemnification Agreement...................................
10.1(d)*   Purchase Agreement For Neumunster, Germany Facility.........
10.1(e)*   Lease Agreement For Neumunster, Germany Facility............
10.1(f)*   Lease Agreement For Dubnica, Slovakia Facility..............
10.1(g)*   Lease Agreement For Swindon, England Facility...............
10.1(h)*   Lease Agreement For Minneapolis, Minnesota Facility.........
10.1(i)*   Lease Agreement For Newtown, Pennsylvania Facility..........
10.1(j)*   Lease Agreement For Shanghai/Pudong China Facility..........
10.1(k)*   Employment Contract With Klaus Murmann......................
10.1(l)*   Employment Contract With Tonio Barlage......................
10.1(m)*   Employment Contract With Thomas Kittel......................
10.1(n)*   Sauer Inc. Phantom Share Plan...............................
10.1(o)*   Sauer Inc. Bonus Plan.......................................
10.1(p)*   Sauer Inc. 1998 Long-Term Incentive Plan....................
10.1(q)*   Sauer Inc. Non-employee Director Stock Option and Restricted
             Stock Plan................................................
10.1(r)*   Sauer Inc. Management Incentive Plan........................
10.1(s)*   Sauer-Sundstrand Employees' Retirement Plan.................
10.1(t)*   Sauer-Sundstrand Company Supplemental Retirement Benefit
             Plan For Certain Key Executives...........................
10.1(u)*   Sauer-Sundstrand Company Supplemental Retirement Benefit
             Plan For Certain Key Executives Previously Employed By The
             Sundstrand Corporation....................................
10.1(v)*   Sauer-Sundstrand Employees' Savings & Retirement Plan.......
10.1(w)*   Retirement Benefits Agreement for Klaus Murmann.............
10.1(x)*   Retirement Benefits Agreement for Tonio Barlage.............
10.1(y)*   European Employees' Pension Plan............................
21.1*      Subsidiaries of the Company.................................
23.1*      Consent of Arthur Andersen LLP..............................
23.2*      Consent of Shearman & Sterling (included in Exhibit 5.1)....
24.1(a)+   Power of Attorney (included on page II-4)...................
24.1(b)*   Power of Attorney...........................................
27.1*      Financial Data Schedule.....................................


---------------
* Filed herewith


+ Previously filed